

Notice of **2025** Annual Meeting of Shareholders and Proxy Statement



Announced our **53rd consecutive annualized dividend per share increase**, effective with the expected June 2025 dividend payment



Dear Fellow PepsiCo Shareholders:



Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer

I am pleased to invite you to our 2025 Annual Meeting of Shareholders on Wednesday, May 7, 2025 at 9:00 a.m. Eastern Daylight Time. This year's event can be accessed at *www.virtualshareholdermeeting.com/PEP2025*.

We continue to advance our strategic initiatives by *Winning with pep+*, our strategy to transform PepsiCo from end-to-end to create sustainable growth and value

Winning with pep+ (PepsiCo Positive) has been the cornerstone of our long-term success. It's the way we are transforming our supply chain, evolving our portfolio, and striving to make sure we have the right capabilities to support our people and our business everywhere in the world.

This includes elevating our Positive Choices by continuously improving our recipes to reduce sodium, saturated fat, and added sugar, while incorporating more diverse ingredients. It also includes reaching consumers everywhere by growing our presence in Away from Home channels to capture additional opportunities and by leveraging our iconic brands into new occasions and experiences.

We've made tremendous progress in our journey to invest in our businesses and accelerate growth – while also having to navigate through a global pandemic and periods of abnormally high levels of inflation. Over the past five years, our net revenue has increased 37 percent to nearly $92 billion, while reported and core EPS have increased 34 and 48 percent, respectively.

This is a testament to the long-term resilience of our categories, our product and geographic diversification, the agility of our business model and our ability to deliver profitable growth.

Our International business has been an especially important contributor to our growth as we have continued to build our presence outside of North America. In 2024, our International businesses delivered net revenue of $37 billion, representing 40 percent of our total net revenue and 40 percent and 39 percent of our reported and core division operating profit mix, respectively.

As we look ahead, we believe the runway for growth remains vast. We operate in two large and attractive categories – global beverage and convenient foods – which represent a $1.3 trillion global opportunity. Accelerating the pace of our portfolio innovation and transformation will play an important role for our marketplace presence and future growth - especially in segments consumers are telling us they want more of, like zero sugar, functional hydration, sports nutrition, fiber and protein as well as portion control.

To support these initiatives and investments, while positioning us to deliver long-term profitable growth, we will continue to elevate and accelerate our multi-year, corporate-wide transformation and productivity programs.

This includes modernizing our Company with digital platforms that help us better leverage data to improve our competitiveness in the marketplace by improving our agility, speed to market and precision execution at the store level. It also includes simplifying and harmonizing our IT systems and standardizing our ways of working.

We have beloved brands, a talented team of associates around the world and advantaged capabilities. As the external landscape continues to evolve, we believe we have the right strategies, tools, and capabilities in place to capture additional opportunities for growth.

Our Board of Directors is actively engaged in our strategy

As stewards of our Company, our Board plays an essential role in guiding our overall long-term strategy. Our Board has deep experience in strategy development and risk oversight and offers insights into the most important issues facing the Company. Throughout yet another year of uncertainty and challenges, our Board has continued to be an invaluable resource, offering their expertise and providing tireless support. I am grateful to each member for their availability and their counsel.

Your feedback is important to us

The feedback we receive from our shareholders and other stakeholders is critical to PepsiCo's success. We have a longstanding practice of engaging regularly with our shareholders and other stakeholders. These important external viewpoints help inform our decisions and our strategy. Through ongoing dialogue, we hope to continue broadening our perspective and strengthening our corporate governance framework. We believe this helps ensure we have the right strategy in place to meet the evolving needs of our rapidly changing business environment and remain responsive to the priorities and long-term interests of our shareholders and other stakeholders.

Your vote is important

Whether or not you plan to attend the Annual Meeting virtually, we encourage you to vote promptly. You may vote by telephone or online, or, if you requested to receive printed proxy materials, by completing, signing, dating, and returning the enclosed proxy card or voting instruction form.

On behalf of our Board of Directors and all PepsiCo associates, thank you for your support and the faith and confidence you place in us with your investment.

Sincerely,

Ramon Laguarta signature

Ramon L. Laguarta
Chairman of the Board of Directors and
Chief Executive Officer
March 28, 2025

"Over the past five years, our net revenue has increased 37 percent to nearly $92 billion, while reported and core EPS have increased 34 and 48 percent, respectively. This is a testament to the long-term resilience of our categories, our product and geographic diversification, the agility of our business model and our ability to deliver profitable growth."





PEPSICO
700 Anderson Hill Road
Purchase, New York 10577

Notice of 2025 Annual Meeting of Shareholders

Date and Time

Wednesday, May 7, 2025
9:00 a.m. Eastern Daylight Time

Place

www.virtualshareholdermeeting.com/PEP2025.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection during the Annual Meeting at the link provided above.

Items to be Voted On

1	Elect as directors the 15 nominees named in the attached Proxy Statement.
2	Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025.
3	Provide advisory approval of executive compensation.
4-7	Act upon four shareholder proposals described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock as of the close of business on February 27, 2025 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

David Flavell
Corporate Secretary
March 28, 2025

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Voting Methods



Via the Internet in Advance

Visit *www.proxyvote.com*.



By Telephone

Call the phone number located on your proxy card or voting instruction form.



By Mail

Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.



You will need the 16-digit number included in your proxy card, voting instruction form or notice

At the Meeting

Attend the Annual Meeting virtually. See page 101 for additional details on how to vote during the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 7, 2025.

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 28, 2024 ("**2024 Annual Report**") are available at *www.pepsico.com/proxy25*.

We are making the Proxy Statement and the form of proxy first available on or about March 28, 2025.

Table of Contents

This Proxy Statement of PepsiCo, Inc. ("**PepsiCo**," the "**Company**," "**we**," "**us**" or "**our**") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("**Reform Act**"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such risks and uncertainties include, but are not limited to: future demand for PepsiCo's products; damage to PepsiCo's reputation or brand image; product recalls or other issues or concerns with respect to product quality and safety; PepsiCo's ability to compete effectively; PepsiCo's ability to attract, develop and maintain a highly skilled workforce or effectively manage changes in our workforce; water scarcity; changes in the retail landscape or in sales to any key customer; disruption of PepsiCo's manufacturing operations or supply chain, including increased commodity, packaging, transportation, labor and other input costs; political, social or geopolitical conditions in the markets where PepsiCo's products are made, manufactured, distributed or sold; PepsiCo's ability to grow its business in developing and emerging markets; changes in economic conditions in the countries in which PepsiCo operates; future cyber incidents and other disruptions to our information systems; failure to successfully complete or manage strategic transactions; PepsiCo's reliance on third-party service providers and enterprise-wide systems; climate change or measures to address climate change and other sustainability matters; strikes or work stoppages; failure to realize benefits from PepsiCo's productivity initiatives or organizational changes; deterioration in estimates and underlying assumptions regarding future performance of our business or investments that can result in impairment charges; fluctuations or other changes in exchange rates; any downgrade or potential downgrade of PepsiCo's credit ratings; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of limitations on the marketing or sale of PepsiCo's products; changes in laws and regulations related to the use or disposal of plastics or other packaging materials; failure to comply with personal data protection and privacy laws; increase in income tax rates, changes in income tax laws or disagreements with tax authorities; failure to adequately protect PepsiCo's intellectual property rights or infringement on intellectual property rights of others; failure to comply with applicable laws and regulations; and potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations. For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement. You should read the entire Proxy Statement and 2024 Annual Report carefully before you vote.

Vision: Winning with pep+ (PepsiCo Positive)

Guiding PepsiCo is our vision to **Be the Global Leader in Beverages and Convenient Foods by Winning with pep+**. pep+ is our strategic end-to-end transformation that puts sustainability and human capital at the center of how PepsiCo plans to create value and growth over the long-term. We are continuing to transform our business to drive positive change, working to implement a set of focused initiatives to help build a more sustainable food system.

  



| *Regenerative Agriculture; Sustainable Sourcing; Improved Livelihoods* | *Climate; Water; Packaging; People* | *Expanded Portfolio Offerings; Brands with Positive Impact* |

For more information regarding our pep+ initiatives (including how we define certain terms), please refer to "Our Sustainable Business Practices" beginning on page 42 and visit *www.pepsico.com/PepsiCoPositive*.[1]

Matters to Be Voted on at Our 2025 Annual Meeting of Shareholders

Shareholders will be asked to vote on the following matters at the Annual Meeting of Shareholders:

Proxy Item		Board Recommendation	More Information
			Beginning on page
1	Election of 15 director nominees	✓ **FOR** each director nominee	11
2	Ratification of appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2025	✓ **FOR**	47
3	Advisory approval of executive compensation	✓ **FOR**	50
4-7	Shareholder proposals	✗ **AGAINST**	87

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[1] The information on any website mentioned in this Proxy Statement is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").

Director Nominees

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a broad range of backgrounds, viewpoints, skills and experiences to effectively oversee PepsiCo's long-term business strategy. The following table provides summary information about each director nominee. For more detailed information about our directors, please see "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement.

Name	Primary Occupation	Director Since	Age*	Independent	Committee Membership			
					AC	CC	NCG	SPP
Segun Agbaje	Group Chief Executive Officer, Guaranty Trust Holding Company Plc (GTCO Plc)	2020	60	✔	E			
Jennifer Bailey	Vice President, Internet Services, Apple Pay, Apple, Inc.	2023	62	✔	●			
Cesar Conde	Chairman, NBCUniversal News Group	2016	51	✔		👤	●	
Ian Cook (Presiding Director)	Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	72	✔			●	
Edith W. Cooper	Former Executive Vice President and Global Head, Human Capital Management, The Goldman Sachs Group, Inc.	2021	63	✔	●			
Susan M. Diamond	Former Chief Financial Officer, Humana Inc.	2023	51	✔	E			
Dina Dublon	Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	71	✔		●		●
Michelle Gass	President and Chief Executive Officer, Levi Strauss & Co.	2019	57	✔				●
Ramon L. Laguarta	Chairman of the Board and Chief Executive Officer, PepsiCo	2018	61					
Sir Dave J. Lewis	Former Group Chief Executive Officer, Tesco PLC; Chair, Haleon plc; Chairman, Xlinks	2020	60	✔				●
David C. Page, MD	Professor, Massachusetts Institute of Technology; Former Director and President, Whitehead Institute for Biomedical Research	2014	68	✔		●		●
Robert C. Pohlad	President and Chief Executive Officer of various family-owned entities; Former Chairman and Chief Executive Officer, PepsiAmericas, Inc.	2015	70	✔		●	👤	
Daniel Vasella, MD	Former Chairman and Chief Executive Officer, Novartis AG	2002	71	✔		●	●	
Darren Walker	President, Ford Foundation	2016	65	✔			●	👤
Alberto Weisser	Former Chairman and Chief Executive Officer, Bunge Limited	2011	69	✔	👤 E			

* **Ages are as of March 28, 2025**

👤 = Committee Chair
● = Committee Member
E = Audit Committee Financial Expert

AC = Audit Committee
CC = Compensation Committee
NCG = Nominating and Corporate Governance Committee
SPP = Sustainability and Public Policy Committee

Director Nominee Highlights

Director succession planning is a robust, ongoing process at PepsiCo. Our Board regularly evaluates desired backgrounds in light of the Company's strategy and evolving needs. We believe our 15 director nominees bring a well-rounded range of backgrounds, viewpoints, skills and experiences, and represent an effective mix of deep Company knowledge and fresh perspectives.



Range of Tenures*

0-4

5-10

>10

Average Tenure: **8.9 Years**

Mix of Ages*

50-59

60-65

66+

Average Age: **63.4**

60% are 65 or younger

Independent Oversight

14 of 15 independent director nominees

All 4 Board Committees are independent

* Tenure and age are as of March 28, 2025.

Backgrounds and Experiences



Public Company CEO	7
Financial Expertise/Financial Community	9
Consumer Products	8
Risk Management	3
Public Policy	2
Science/Medical/Research/Innovation	2
Technology/Data Analytics/ e-commerce/Digital Marketing/Cyber	2
Developing and Emerging Markets/ International Residence	11

For further information on these backgrounds and experiences, see page 21.

Diverse Representation



60%

33% female nominees

40% racially/ethnically diverse nominees

female and/or racially/ethnically diverse

5 female director nominees

3 Hispanic/Latinx director nominees

3 African American/Black director nominees

Global Perspective

7 citizens of countries other than the United States

11 of 15 director nominees with significant global experience

Executive Compensation At-a-Glance

2024 PepsiCo Performance Highlights

PepsiCo faced multiple challenges that led to certain business disruptions in 2024, including the ongoing inflationary pressure felt by consumers, continued geopolitical tensions, and the impact of the Quaker Foods North America ("**QFNA**") recall. Despite these challenges, we remained committed and focused on growth and creating value for shareholders. Highlights of our 2024 performance include:

Organic Revenue Performance[2]	Core Constant Currency Earnings Per Share ("EPS") Growth[2]	Free Cash Flow Excluding Certain Items[2]	Total Shareholder Return ("TSR")	Cash Returned to Shareholders
2.0%	**9%**	**$8.7 Billion**	**-7.6%**	**$8.2 Billion**

Noteworthy accomplishments in 2024 that continued to foster sustainable shareholder value include:

- Continued expanding our presence and scale across geographies by offering tailored assortments of products, flavors, and packages that make our global brands locally relevant
- Achieved significant progress on our enterprise transformation journey, advancing several initiatives across cost transformation and digital transformation
- Continued to strengthen the business, investing in and delivering on critical digital capabilities, modernizing our business for growth and efficiency, and progressing our pep+ transformation
- Elevated and accelerated productivity initiatives across the organization to support disciplined commercial and advertising and marketing investment

We continued to deliver on our *Faster, Stronger and Better* aspirations to *Be the Global Leader in Beverages and Convenient Foods by Winning with pep+*.

FASTER	STRONGER	BETTER
Execution: Named number one supplier by our retail partners in Kantar's 2024 PoweRanking for the 9th consecutive year **Data Analytics:** Embedded an end-to-end process in the business that analytically assesses and works to efficiently deliver what consumers value most	**Digital Transformation:** Reorganized our Strategy and Transformation function to build a future-fit, integrated, and simplified business unit-centric engagement model **Productivity:** Delivered increased productivity to support reinvestment in top-line growth	**pep+:** Sustained pep+ progress in key areas (including emissions and virgin plastic reduction) and ensured each of our top markets delivered meaningful progress **Frontline:** Transformed for growth and flexibility with a focus on frontline experience and turnover reduction through continuous investments in technology and digital infrastructure, relevant compensation and benefit offerings, and cross-training

The Principles of Our Executive Compensation Program

Our executive compensation program is designed to align the interests of PepsiCo's executive officers with those of our shareholders. The Compensation Committee oversees and evaluates the program against competitive practices, regulatory developments, and corporate governance trends.



The Compensation Committee has incorporated market-leading governance features into our programs that include stringent clawback policies, rigorous stock ownership requirements, and challenging targets for incentive awards set at the beginning of the performance period taking into consideration our business strategy, operating goals, and external financial guidance.



Our executive compensation program avoids shareholder-unfriendly features. For our executive officers, we do not have employment agreements or supplemental retirement plans, and we prohibit hedging or pledging of Company stock.

---

[2] To evaluate performance in a manner consistent with how management evaluates our performance results and trends, the Compensation Committee applies certain Business Performance metrics that are not in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**") as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

2024 Target Pay Mix for Named Executive Officers

To align pay levels for Named Executive Officers ("**NEOs**") with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.



CHAIRMAN AND CEO TARGET PAY MIX

Performance-Based Compensation 92%

- 8% Base Salary
- 16% Annual Incentive
- 76% Long-Term Incentive



NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Performance-Based Compensation 85%

- 15% Base Salary
- 21% Annual Incentive
- 64% Long-Term Incentive

Compensation Highlights

Annual Incentive  **2024** **1-year performance period**

2024 Annual Incentive
Generally, payouts were below target, reflecting our pay-for-performance compensation philosophy

Payout (% of target)
95% Average for all NEOs

Long-Term Incentives  **2022**  **2023** **2024** **3-year performance period**



Performance Stock Units ("PSU")

3-Yr Average of Annual Core Constant Currency EPS Growth[3]

	Threshold 5.0%	Target 7.0%	Max 10.3%
50% weighting		Actual Result: 11.2%	
	40% Payout	100% Payout	200% Payout

+

3-Yr Average of Annual Organic Revenue Performance[3]

	Threshold 4.1%	Target 5.3%	Max 6.8%
50% weighting		Actual Result: 8.6%	
	20% Payout	100% Payout	200% Payout

=

Payout (% of target) **200%**

Long-Term Cash ("LTC") Awards

3-Yr Relative TSR Percentile vs. Proxy Peer Group

	Threshold 25th %ile	Target 50th %ile	Max 100th %ile
100% weighting	Actual Result: 35th %ile		
	50% Payout	100% Payout	200% Payout

=

Payout (% of target) **70%**

---

[3] For further information on PepsiCo's three-year average Core Constant Currency EPS Growth and Organic Revenue Performance compensation performance measures, which are non-GAAP financial measures, please refer to Appendix A to this Proxy Statement.

Corporate Governance Highlights

Our Corporate Governance Policies Reflect Best Practices

Many of our corporate governance practices are a result of valuable feedback and collaboration with our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and strategy.

For example:

- The Board amended our Corporate Governance Guidelines:
  - in 2024 to add a requirement that the Nominating and Corporate Governance Committee conduct an annual review of director commitments in connection with the Committee's recommendation of directors for election to the Board at the Annual Meeting of Shareholders;
  - in 2024 to specifically state that the Board will consider a director's past shareholder vote in director elections when determining whether to accept a resignation offer of a director who does not receive majority vote support;
  - in 2021 to mention food safety and cybersecurity as areas of Board oversight to reflect existing practices; and
  - in 2019 to decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers.
- The Compensation Committee adopted a cash severance policy under which the Company will seek shareholder ratification of new severance agreements with an executive officer that provides for certain cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary and target annual incentive award (or average of prior three years of actual annual incentive awards, if greater).
- The Board established a Sustainability and Public Policy Committee in 2017. The Committee is comprised entirely of independent directors and assists the Board in providing more focused oversight of key sustainability, inclusion and public policy matters.

Independent Oversight	14 of 15 director nominees are independent (all except for the CEO) - Independent Presiding Director with clearly defined and robust responsibilities - Regular executive sessions of independent directors at Board meetings (chaired by independent Presiding Director) and Committee meetings (chaired by independent Committee Chairs) 100% independent Board Committees - Active Board oversight of the Company's strategy and risk management, including sustainability, cybersecurity, food safety and human capital management
Board Refreshment	- Comprehensive, ongoing Board succession planning process - Regular Board refreshment and mix of tenure of directors (5 director nominees joined in the last five years) - Annual Board and Committee assessments, including periodic individual director assessments facilitated by a third party - Mandatory retirement age of 75 - Comprehensive director orientation and ongoing director education
Shareholder Rights	- Annual election of all directors - Proxy access right for shareholders - Majority-vote and director resignation policy for directors in uncontested elections 20% of shareholders are able to call special meeting - One class of outstanding shares with each share entitled to one vote
Good Governance Practices	- Prohibition on hedging or pledging Company stock - Stringent clawback policy applicable to directors and executives - Rigorous director and executive stock ownership requirements - Active and ongoing shareholder engagement program - Global Code of Conduct applicable to directors and all employees with annual compliance certification - Extensive management of sustainability risks and opportunities - Robust political activities disclosures on our website

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 15 persons identified on the following pages for election at the 2025 Annual Meeting. If elected, the nominees will hold office as directors from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal. All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2024 Annual Meeting.

Our Board has a comprehensive, ongoing director succession planning process designed to provide for a highly independent, well-qualified Board, with the experience and background to be effective and to provide strong oversight. Our Board regularly evaluates the needs of the Company and adds new backgrounds, viewpoints, skills and experiences to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

Our Nominating and Corporate Governance Committee and our Board have determined that the director nominees possess a diverse and balanced mix of backgrounds, viewpoints, skills and experiences to effectively oversee PepsiCo's long-term business strategy. Biographical information about each nominee, as well as highlights of certain notable skills, qualifications, backgrounds and experiences that contributed to the nominee's selection for election at our 2025 Annual Meeting, are included on the following pages.

Our Nominating and Corporate Governance Committee and our Board believes it is important that a wide range of backgrounds, viewpoints, skills and experiences are represented on our Board. The chart below summarizes certain notable backgrounds and experiences of each director nominee and highlights the diverse and balanced mix of backgrounds and experiences of the Board as a whole. These are certain key backgrounds and experiences that the Board considers as part of its ongoing director succession planning process and align with the needs of PepsiCo's long-term business strategy. This high-level summary is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Backgrounds/Experiences	Agbaje	Bailey	Conde	Cook	Cooper	Diamond	Dublon	Gass	Laguarta	Lewis	Page	Pohlad	Vasella	Walker	Weisser
Public Company CEO				✓				✓	✓	✓		✓	✓		✓
Financial Expertise/Financial Community	✓			✓	✓	✓	✓			✓		✓		✓	✓
Consumer Products		✓		✓		✓		✓	✓	✓		✓	✓		
Risk Management						✓	✓								✓
Public Policy											✓			✓	
Science/Medical/Research/Innovation											✓		✓		
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber		✓	✓												
Developing and Emerging Markets/International Residence	✓		✓	✓			✓	✓	✓	✓		✓	✓	✓	✓



Range of Tenures*

0-4

5-10

>10

Average Tenure: **8.9 Years**



Mix of Ages*

50-59

60-65

66+

Average Age: **63.4**
60% are 65 or younger



Diverse Board Representation

60%
33%
female nominees
40%
racially/ethnically diverse nominees

female and/or racially/ethnically diverse

5 women

3 Hispanic/Latinx

3 African American/Black

* Tenure and age are as of March 28, 2025.

Additionally, all directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, see "Board Composition and Refreshment" on pages 20-23 of this Proxy Statement.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors would be elected by a plurality vote.

Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election who is an incumbent director receives more votes "against" than votes "for" election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine whether to accept the director's resignation, considering the best interests of the Company and its shareholders, including but not limited to: (i) the level of shareholder support the director has received in prior elections; (ii) any stated reasons why shareholders voted against such director; (iii) any alternatives for curing the underlying cause of the "against" votes; (iv) the director's tenure and qualifications; (v) the director's past and expected future contributions to the Company; and (vi) the overall composition of the Board. To be responsive to the theoretical concern raised in a shareholder proposal received about directors failing to receive majority support for multiple years, the Board amended the Corporate Governance Guidelines in 2024 to explicitly state that the Board will consider the level of shareholder support the director has received in prior elections when determining whether to accept a resignation offer of a director who does not receive majority vote support.

The Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

Director Nominees

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following director nominees:**

Segun Agbaje



Director Since: 2020
Age: 60

Independent Committee Memberships:
- Audit


Segun Agbaje has served since 2021 as Group Chief Executive Officer of Guaranty Trust Holding Company Plc (GTCO Plc), a Nigerian multinational financial institution. He previously served as Managing Director and Chief Executive Officer of Guaranty Trust Bank plc from 2011 to 2021. Mr. Agbaje joined Guaranty Trust Bank as a pioneer staff member in 1991 and held positions of increasing responsibility, including as Executive Director from 2000 to 2002, Deputy Managing Director from 2002 to 2011 and as Acting Managing Director in 2011. Prior to joining Guaranty Trust Bank, Mr. Agbaje served as an auditor at Ernst & Young LLP from 1988 to 1990. Mr. Agbaje currently serves as the Chairman of the board of Guaranty Trust Bank (UK) Limited. He also serves on the boards of Guaranty Trust Bank (Rwanda) Limited and Guaranty Trust Bank (Tanzania) Limited. He is also a director on the Mastercard Advisory Board (the Middle East and Africa). In 2024, Mr. Agbaje was appointed an International Ambassador of the Swiss Red Cross.

Other Public Company Directorships:
- *Current:* Guaranty Trust Holding Company Plc (GTCO Plc)
- *Previous (During Past 5 Years):* Guaranty Trust Bank plc (until 2021)

Skills and Qualifications

Mr. Agbaje brings to our Board of Directors deep knowledge of financial and banking matters and financial expertise gained from his over 30 years of experience in the financial services industry. He also contributes a valuable understanding of complex businesses and fast-growing markets, particularly Sub-Saharan Africa where PepsiCo acquired Pioneer Food Group Ltd. as part of its strategy to expand in the region. His knowledge and experience of embracing and scaling new technologies and critical capabilities are valuable as PepsiCo continues to invest in opportunities that create shareholder value. Mr. Agbaje has been involved in multiple debt and equity fund raisings and possesses deep knowledge of emerging market economies.

Jennifer Bailey



Director Since: 2023
Age: 62

Independent Committee
Memberships:
- Audit

Jennifer Bailey has served as Vice President, Internet Services, Apple Pay at Apple Inc., an American multinational technology company, since 2014. Ms. Bailey oversaw the launches of: Apple Pay, Apple's transformative category of mobile payments services which is available in more than 80 countries; Apple Wallet, which now enables millions of customers to securely store and access transit cards, mobile IDs, digital keys, loyalty cards, contactless tickets and more on their iPhones or Apple Watch; and Apple Card, which was designed to help customers lead healthier financial lives through a digital-first, no fee, credit card. She leads global teams across Apple's payment and commerce services, including Apple Pay, Apple Wallet, Apple Card, Apple Cash, Tap to Pay on iPhone, and Apple Gift Cards, and oversees the expansion of such services. Ms. Bailey previously served as Vice President, WW Online Stores at Apple from 2003 to 2014. Prior to Apple, Ms. Bailey was Senior Vice President, Online Services and Operations at myCFO, a financial services firm, from 1999 to 2001. She also served as Senior Vice President, Netcenter at Netscape Communications Inc. from 1995 to 1999. Ms. Bailey served on the board of governors for the American Red Cross from 2015 to 2024.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Ms. Bailey brings to our Board of Directors extensive knowledge of the information technology field, including digital and payments expertise, and consumer marketing gained from her over twenty years of experience leading various functions at Apple Inc. PepsiCo benefits from Ms. Bailey's significant business and technological innovation expertise, which helps the Company successfully navigate the rapidly changing digital landscape. In addition, Ms. Bailey possesses a strong international management and consumer business background, as well as board oversight experience as a result of her previous role as a director at one of the largest, U.S.-based non-profit organizations.

Cesar Conde



Director Since: 2016
Age: 51

Independent Committee
Memberships:
- Compensation **CHAIR**
- Nominating and Corporate Governance

Cesar Conde has served as Chairman of the NBCUniversal News Group, part of a global media and entertainment company, since 2020. From 2015 to 2020, Mr. Conde served as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading media company with a portfolio of Spanish language television networks, radio stations and digital platforms. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. Mr. Conde also currently serves on the boards of several non-profit organizations, including the Council on Foreign Relations and The Aspen Institute.

Other Public Company Directorships:
- *Current:* Walmart Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides our Board of Directors with diverse and actionable perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new omnichannel marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and consumer insights developed through his experience at national and global media companies and his leadership of social and corporate responsibility initiatives worldwide.

Ian Cook
PRESIDING DIRECTOR

Director Since: 2008
Age: 72

Independent Committee
Memberships:
- Nominating and Corporate Governance



Ian Cook served as a director of Colgate-Palmolive Company, a multinational consumer products company, from 2007 to 2020, as its Chairman from 2009 to 2019 and as its Executive Chairman from 2019 until his retirement in 2020. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide, serving as President and Chief Operating Officer from 2005 to 2007. He served most recently as Colgate-Palmolive's President and Chief Executive Officer from 2007 to 2018 and as Chief Executive Officer from 2018 to 2019. Mr. Cook also serves on the boards of several non-profit organizations, including Memorial Sloan Kettering Cancer Center, New Visions for Public Schools and Caramoor Center for Music and the Arts.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* Colgate-Palmolive Company (until 2020)

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry and operational leadership experience gained through his 40-plus year career at Colgate-Palmolive, including his 12 years as CEO and his direct involvement in both risk management and risk oversight. His extensive understanding of our business and his experience leading a multinational consumer products company make him uniquely positioned as PepsiCo's Presiding Director to work collaboratively with our Chairman and CEO. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, corporate governance, human capital management and talent development and succession planning.

Edith W. Cooper

Director Since: 2021
Age: 63

Independent Committee
Memberships:
- Audit



Edith W. Cooper has spent over two decades of her career with The Goldman Sachs Group, Inc., including as Executive Vice President and Global Head, Human Capital Management from 2011 to 2017 and Managing Director and Global Head, Human Capital Management from 2008 to 2011. Ms. Cooper is currently a Senior Director at Goldman Sachs. She began her career in derivative sales at Morgan Stanley from 1991 to 1996 and Bankers Trust Company from 1986 to 1991. Ms. Cooper co-founded Medley, a membership-based community for personal and professional growth, in 2020. Ms. Cooper also serves on the board of directors of several non-profit organizations, including the Museum of Modern Art, the Smithsonian National Museum of African American History and Culture and Mount Sinai Hospital.

Other Public Company Directorships:
- *Current:* Amazon.com, Inc.
- *Previous (During Past 5 Years):* MSD Acquisition Corp (until 2023); EQT AB (until 2022); Slack Technologies, Inc. (until 2021); Etsy, Inc. (until 2021)

Skills and Qualifications

Ms. Cooper brings to our Board of Directors extensive knowledge of the human resources field, including recruiting and talent development, gained from almost a decade of experience leading the human capital management function at Goldman Sachs. PepsiCo benefits from her significant talent management expertise in attracting and developing high-quality talent. In addition, she possesses a strong financial background through over 30 years of experience in management and sales leadership at leading organizations across the financial services industry. Ms. Cooper also has significant corporate governance and executive compensation experience across multiple industries as a result of her board service at other public companies.



Susan M. Diamond

Director Since: 2023
Age: 51

Independent Committee Memberships:
- Audit

Susan M. Diamond previously served as Chief Financial Officer of Humana Inc., an integrated health and wellness company, from 2021 to January 2025, and currently serves in an advisory role at Humana. Ms. Diamond previously served as President, Home Solutions of Humana from 2019 to 2021 and Senior Vice President, Medicare of Humana from 2017 to 2019. Ms. Diamond joined Humana in 2006 and has spent the majority of her career in various financial and operational leadership roles in the Medicare and Home businesses of Humana. Prior to Humana, Ms. Diamond spent six years working in various financial leadership roles for early stage, venture backed technology companies, and five years as the Chief Financial Officer for a Louisville-based venture capital firm, working with early stage companies across a variety of industries. She currently serves on the boards of Gentiva Health Services and JenCare Senior Medical Center, private entities in which Humana has an ownership interest. Ms. Diamond also serves on the boards of the Louisville Orchestra and the Louisville Economic Development Alliance.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Ms. Diamond brings to our Board of Directors deep knowledge of financial, accounting, strategic, and healthcare matters gained from her over 15-year career in the healthcare industry, particularly through her previous roles as Chief Financial Officer and President of the Home Solutions business of Humana Inc. She also contributes valuable insights on growth and innovation including consumer segmentation strategies, data analytics, and cutting-edge consumer focused technologies, obtained through her experience at Humana. Ms. Diamond's previous experience serving as a Chief Financial Officer and President of an operating unit of a large public company has equipped her with operational leadership experience and extensive experience with strategic, financial, risk, and compliance issues, as well as risk management.



Dina Dublon

Director Since: 2005
Age: 71

Independent Committee Memberships:
- Compensation
- Sustainability and Public Policy

Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for global financial management, corporate treasury, tax and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase and its predecessor companies, including corporate treasurer, managing director of the financial institutions division and head of asset liability management. Ms. Dublon also previously served on the boards of Microsoft, Accenture, and Deutsche Bank AG and on the faculty of Harvard Business School. Ms. Dublon currently serves on the independent audit quality committee of Ernst & Young LLP. She has served on the boards of several non-profit organizations, and currently chairs the board of advisors of the Columbia University Mailman School of Public Health, and is a member of the board of directors of The Hastings Center and the Westchester Land Trust.

Other Public Company Directorships:
- *Current:* T. Rowe Price Group, Inc.
- *Previous (During Past 5 Years):* Motive Capital Corp II (until 2023); Motive Capital Corp (until 2022)

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies, including T. Rowe Price Group, Inc. In addition, Ms. Dublon offers unique perspectives on emerging markets, public policy and sustainability-related matters gained while working with global non-profit organizations focusing on public health and women's issues and initiatives.

Michelle Gass



Director Since: 2019
Age: 57

Independent Committee Memberships:
- Sustainability and Public Policy

Michelle Gass has served as President and Chief Executive Officer of Levi Strauss & Co. since 2024. Ms. Gass previously served as President of Levi's in 2023. Prior to joining Levi's, Ms. Gass served as Chief Executive Officer and a director of Kohl's Corporation, a leading omnichannel retailer, from 2018 to 2022 and as its Chief Executive Officer elect and Chief Merchandising & Customer Officer from 2017 to 2018, Chief Merchandising & Customer Officer from 2015 to 2017, and Chief Customer Officer from 2013 to 2015. Prior to joining Kohl's, Ms. Gass served in a variety of management positions with Starbucks Corporation from 1996 to 2013, including most recently as President, Starbucks EMEA (Europe, Middle East and Africa) from 2011 to 2013; President, Seattle's Best Coffee; Executive Vice President, Global Marketing and Category; and various leadership roles in other brand, marketing, product management and strategy functions. Prior to Starbucks, Ms. Gass was with The Procter & Gamble Company. Ms. Gass currently serves on the boards of the Retail Industry Leaders Association and the National Retail Federation.

Other Public Company Directorships:
- *Current:* Levi Strauss & Co.
- *Previous (During Past 5 Years):* Kohl's Corporation (until 2022)

Skills and Qualifications

Ms. Gass brings to our Board of Directors deep knowledge of the omnichannel retail and consumer products industries gained from over 30 years of experience in the retail and consumer goods industries, both domestically and internationally. PepsiCo benefits from her extensive understanding of marketing, product innovation and consumer branding from her various roles at Levi's, Kohl's, Starbucks, and Procter & Gamble. As we continue to strengthen our omnichannel capabilities to address evolving consumer preferences, Ms. Gass' insights in accelerating growth in direct-to-consumer channels and building omnichannel capabilities at Levi's, as well as driving significant capabilities in digital and growing the e-commerce business during her time at Kohl's, are particularly helpful. In addition, through her experiences leading large public companies, Kohl's and Levi's, and operating businesses at Starbucks, Ms. Gass also offers operational leadership experience, leading and developing strong management teams, as well as creating and implementing strategic plans.

Ramon L. Laguarta



Director Since: 2018
Age: 61

Ramon L. Laguarta has served as PepsiCo's Chief Executive Officer and a director on the Board since 2018, and assumed the role of Chairman of the Board in 2019. Mr. Laguarta previously served as President of PepsiCo from 2017 to 2018. Prior to serving as President, Mr. Laguarta held a variety of positions of increasing responsibility in Europe, including as Commercial Vice President of PepsiCo Europe from 2006 to 2008, PepsiCo Eastern Europe Region from 2008 to 2012, President, Developing & Emerging Markets, PepsiCo Europe from 2012 to 2015, Chief Executive Officer, PepsiCo Europe in 2015, and Chief Executive Officer, Europe Sub-Saharan Africa from 2015 until 2017. From 2002 to 2006, he was General Manager for Iberia Snacks and Juices, and from 1999 to 2001, a General Manager for Greece Snacks. Prior to joining PepsiCo in 1996 as a marketing vice president for Spain Snacks, Mr. Laguarta worked for Chupa Chups, S.A., where he worked in several international assignments in Asia, Europe, the Middle East and the United States. He also currently serves as the Co-Chair of the World Economic Forum's Board of Stewards for the Food Systems Initiative.

Other Public Company Directorships:
- *Current:* Visa Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Laguarta brings to our Board of Directors strong leadership skills and extensive consumer packaged goods experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiCo. Mr. Laguarta also contributes invaluable perspectives on the global marketplace and sustainability gained from his numerous international senior management positions, including living in Europe and leading the Europe Sub-Saharan Africa division, which has operations that span three continents and is comprised of developed, developing and emerging markets. A native of Barcelona, he speaks multiple languages including English, Spanish, French, German and Greek. Through his leadership of the Europe Sub-Saharan Africa division and then as President of PepsiCo, he offers deep experience in strategic planning, operations, marketing, brand development and logistics. His role as Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

Sir Dave J. Lewis

Director Since: 2020
Age: 60



Independent Committee Memberships:
- Sustainability and Public Policy

Sir Dave J. Lewis served as Group Chief Executive Officer of Tesco PLC, a multinational grocery and general merchandise retailer, from 2014 until 2020. Prior to joining Tesco, he served in a variety of management positions with Unilever PLC, a global consumer products company, from 1987 to 2014, including a variety of leadership roles in Europe, Asia and the Americas, including as President, Personal Care from 2011 to 2014; President, Americas from 2010 to 2011; and Chairman, UK and Ireland from 2007 to 2010. Sir Dave currently serves as Chair of Haleon plc, a UK-based multinational consumer healthcare company, and Chairman of Xlinks, and also serves as Chair to the UK World Wildlife Fund and as a trustee of the Royal Foundation. He also serves as an operating advisor to funds of Clayton, Dubilier & Rice, a global private equity firm. Sir Dave was chair of Champions 12.3, a UN program seeking to add momentum to the achievement of the UN Sustainable Development Target 12.3 by 2030, and co-chair of the Consumer, Retail and Life Sciences Business Council, which was established to advise the Prime Minister of the UK. In recognition of his contribution to business and the food industry in the UK, Sir Dave was knighted by Her Majesty Queen Elizabeth II in the 2021 New Year's Honours List.

Other Public Company Directorships:
- *Current*: Haleon plc
- *Previous (During Past 5 Years)*: Tesco PLC (until 2020)

Skills and Qualifications

Sir Dave brings to our Board of Directors a wealth of international consumer experience and expertise in business strategy, brand management and customer development through his significant experience over three decades in both retail and consumer-packaged goods industries. He contributes a unique, global perspective on consumer centricity, retail strategy, operations, and supply chain management for consumer-facing brands. Through his experience leading the Champions 12.3 UN program and working with non-profit and charitable organizations, he also provides valuable knowledge of sustainability-related matters and the role of business in society as PepsiCo continues to focus on its sustainability initiatives and pursue strategies to drive sustainable long-term growth.

David C. Page, MD

Director Since: 2014
Age: 68



Independent Committee Memberships:
- Compensation
- Sustainability and Public Policy

David C. Page, MD, is a professor of biology at Massachusetts Institute of Technology ("**MIT**") and the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with MIT and an investigator at the Howard Hughes Medical Institute. His research focuses on the genetic and molecular differences between males and females, and the roles that these differences play in health and disease. He served as Director and President of the Whitehead Institute from 2005 to 2020. In this role, he led a group of scientists focused on cancer research, genetics, genomics, developmental biology, stem cell research, regenerative medicine, parasitic disease and plant biology. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Page serves as chair of the Visiting Committee for Harvard Medical School and Harvard School of Dental Medicine.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields, and a unique perspective on the intersection of academic and commercial scientific research of interest to companies in the food and beverage industry. His perspectives are particularly valuable in light of PepsiCo's strategic focus on the areas of nutrition and health and wellness. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to PepsiCo's research and development initiatives, innovation pipeline and sustainability initiatives in an environment of shifting consumer preferences and regulatory initiatives.

Robert C. Pohlad

Director Since: 2015
Age: 70

Independent Committee
Memberships:
- Compensation
- Nominating and
  Corporate Governance **CHAIR**



Robert C. Pohlad has served since 1987 as President and Chief Executive Officer of Pohlad Holdings, a company of various family-owned entities which operate multiple businesses across a number of industries, including commercial real estate, automation and robotic engineering, and sports and entertainment. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad was a member of the Board of Trustees of the University of Puget Sound and is currently a member and chair of the Board of Visitors of the University of Minnesota Medical School.

Other Public Company Directorships:

- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, which is invaluable to PepsiCo. In addition, through his experience operating businesses and investments in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Daniel Vasella, MD

Director Since: 2002
Age: 71

Independent Committee
Memberships:
- Compensation
- Nominating and
  Corporate Governance



Daniel Vasella, MD, served as Chairman of Novartis AG, a global innovative healthcare solutions company, from 1999 to 2013 and as Chief Executive Officer of Novartis AG from 1996 to 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is currently working as a coach to senior executives. He also serves on the boards of several private companies.

Other Public Company Directorships:

- *Current:* American Express Company
- *Previous (During Past 5 Years):* SciClone Pharmaceuticals (Holdings) Limited (until 2024)

Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of nutrition and health and wellness, topics of importance to PepsiCo, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. Through his leadership of Novartis and his public company director experience, he also offers to PepsiCo extensive business, corporate governance, operations, management and marketing skills, as well as human capital management and talent development, succession planning and experience developing corporate strategy. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.



Darren Walker

Director Since: 2016
Age: 65

Independent Committee Memberships:
- Nominating and Corporate Governance
- Sustainability and Public Policy **CHAIR**

Darren Walker has served since 2013 as President of the Ford Foundation, a philanthropic organization, and as its Vice President for Education, Creativity and Free Expression from 2010 to 2013. Prior to the Ford Foundation, Mr. Walker joined the Rockefeller Foundation, a philanthropic organization, in 2002 and served as a Vice President responsible for foundation initiatives from 2005 to 2010. From 1995 to 2002, he was the Chief Operating Officer of Abyssinian Development Corporation, a community development organization in Harlem in New York City. Prior to that, Mr. Walker held various positions in finance and banking at UBS AG. Mr. Walker currently serves on the boards of Bloomberg, Inc. and several non-profit organizations, including the National Gallery of Art, Lincoln Center for the Performing Arts and Friends of the High Line. Mr. Walker is a member of the Council on Foreign Relations and the American Academy of Arts and Sciences.

Other Public Company Directorships:
- *Current:* Ralph Lauren Corporation
- *Previous (During Past 5 Years):* Block, Inc. (until 2023)

Skills and Qualifications

Mr. Walker brings to our Board of Directors his insight into the role of business in society gained through his role as President of the Ford Foundation and his leadership at other non-profit and philanthropic organizations. Through his experience with various social and community initiatives, he provides the Board with unique perspectives on human capital management and talent development, and insights on public policy and sustainability-related matters that are particularly valuable as PepsiCo continues to focus on its sustainability initiatives and pursue strategies to drive long-term growth. In addition, he offers a unique understanding of emerging markets and communities gained through his experience and oversight of the Ford Foundation's international operations.

Alberto Weisser

Director Since: 2011
Age: 69

Independent Committee Memberships:
- Audit **CHAIR**



Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until mid-2013 and as Executive Chairman until late-2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group, a chemical company, in various finance-related positions. He also served as a Senior Advisor at Lazard Ltd. from 2015 until 2018. He currently serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company.

Other Public Company Directorships:
- *Current:* Bayer AG; Linde Plc
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile global economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant international experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen and expertise resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer and other senior finance-related positions.

Board Composition and Refreshment

We believe the Board benefits from a mix of new directors who bring fresh perspectives and longer-serving directors who bring valuable experience, continuity and a deep understanding of the Company. The Board strives to maintain an appropriate balance of tenure, turnover, viewpoints, backgrounds and experiences. To promote thoughtful Board refreshment, we have:

- Developed a comprehensive, ongoing Board succession planning process;
- Implemented an annual Board and Committee assessment process; and
- Adopted a policy under which no director may stand for election to the Board after reaching the age of 75 and a director's tenure is considered as a factor in the nomination process.

Five of the director nominees joined the Board since the beginning of 2020. The average age of our director nominees and our independent director nominees is 63.4 years and 63.6 years, respectively. The average tenure of all our director nominees and our independent director nominees is 8.9 years and 9.1 years, respectively.

Comprehensive, Ongoing Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly evaluates its composition, assessing individual director's skills, qualifications, backgrounds and experiences to ensure the overall Board composition is aligned with the needs of PepsiCo's long-term business strategy. Each year, the Board assesses the directors to be nominated at the Annual Meeting. In connection with this assessment, the Nominating and Corporate Governance Committee conducts an annual review of director commitments. The Board further reviews potential director vacancies in light of its ongoing evaluation and regularly reviews potential candidates at Board meetings. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates and identifying appropriate individuals for the Board's further consideration. From time to time, the Nominating and Corporate Governance Committee engages independent third-party consulting firms to help identify, evaluate and conduct due diligence on potential director candidates who meet the current needs of the Board.

The Nominating and Corporate Governance Committee also assists the Board in considering succession planning for Board positions such as the Presiding Director and Chairs of the Committees.

- Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. Based on the recommendation of the Nominating and Corporate Governance Committee, effective February 2025, the independent members of the Board re-elected Ian Cook as Presiding Director until the 2027 Annual Meeting, at which time he is expected to retire from the Board in accordance with PepsiCo's Corporate Governance Guidelines. For more information on the robust responsibilities of our independent Presiding Director, please see "Board Leadership Structure" beginning on page 25 of this Proxy Statement.

- Except as the Board may otherwise determine, the Chair of each Committee is appointed for a term of three years and no more than three consecutive three-year terms. The Board re-elected each of the Nominating and Corporate Governance Committee Chair and the Sustainability and Public Policy Committee Chair, respectively, for a second term beginning in 2024, elected a new Compensation Committee Chair beginning in 2023, and re-elected the Audit Committee Chair for a third term beginning in 2022.

Directors' Backgrounds and Experiences

The Board looks for its current and potential directors to have a broad range of backgrounds, viewpoints, skills and experiences that can be leveraged to benefit PepsiCo and its shareholders and align with the evolving needs of PepsiCo's long-term business strategy. Currently, the Board is particularly interested in maintaining a mix of backgrounds and experiences that include the following:

- **Public Company CEO** including deep operational, CEO experience at a large global public company

- **Financial Expertise / Financial Community** including senior financial leadership experience at a large global public company or senior leadership experience at a financial institution

- **Consumer Products** including senior leadership experience with respect to a large consumer products business

- **Risk Management** including experience handling major risk-related challenges

- **Public Policy** including senior governmental, regulatory, philanthropic or public policy leadership experience, or a policy-making role in areas relevant to our business

- **Science / Medical / Research / Innovation** including senior leadership experience or a scientific/research role driving technical, engineering, medical or other research innovation

- **Technology / Data Analytics / e-commerce / Digital Marketing / Cyber** including senior leadership experience at a digital company or expertise in areas including e-commerce, data analytics, cloud engineered systems, digital marketing or cybersecurity

- **Developing and Emerging Markets / International Residence** including global business experience with a focus on developing and emerging markets, or residence or extensive time spent living outside of the United States

Attributes of Individual Nominees

All directors are also expected to possess certain personal traits and, in fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates:

- Relevant knowledge, diversity of backgrounds, viewpoints, skills and experience in areas including business, finance, accounting, technology and cybersecurity, marketing, international business, government, human capital management and talent development;

- Personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;

- Roles and contributions valuable to the business community; and

- Whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings.

In addition, the Nominating and Corporate Governance Committee regularly considers each incumbent director's length of service on the Board and contributions, as well as the overall mix of tenures on the Board and the average tenure of all independent directors, in connection with determining whether an incumbent director should be renominated.

Throughout the director selection and nomination process, the Nominating and Corporate Governance Committee and the Board seek to ensure a broad array of perspectives that are representative of our global business. The Board therefore includes members with a range of backgrounds, viewpoints, skills and experiences, including appropriate financial and other expertise relevant to the business of the Company. The Nominating and Corporate Governance Committee adheres to the Company's philosophy of maintaining an environment free from discrimination on the basis of race, color, age, sex, religion, national origin, or any other protected category under applicable law.

While not a formal policy, PepsiCo's director nomination process calls for the consideration of backgrounds, viewpoints, skills and experiences. The Nominating and Corporate Governance Committee endeavors to actively seek out candidates with diverse backgrounds, viewpoints, skills and experiences, to include in the pool from which Board nominees are chosen.

Director Orientation and Continuing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors and as members of the particular Board Committees on which they will serve. This orientation program includes one-on-one meetings with senior management, visits to PepsiCo's operations and extensive written materials to familiarize new directors with PepsiCo's business, financial performance, strategic plans, executive compensation program, corporate governance policies and practices and sustainability agenda and initiatives. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

We also offer continuing education programs to assist directors in enhancing their skills and knowledge to better perform their duties and to recognize, and deal appropriately with, issues that may arise. These programs may be part of regular Board and Committee meetings or provided by qualified third parties on various topics. In addition, the Company pays for all reasonable expenses for any director who wishes to attend an external director continuing education program.

Board and Committee Assessments

Our Board continually seeks to improve its performance. A formal evaluation is conducted on an annual basis, and directors share perspectives, feedback and suggestions year-round, both during and outside of Board and Committee meetings. Pursuant to PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conducts an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;
- Board/Committee meeting mechanics;
- Board/Committee composition and structure (including the mix of experiences, skills, qualifications, viewpoints and backgrounds);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, senior management development, corporate governance, sustainability and corporate culture);
- Board meeting conduct and culture; and
- Overall performance of Board members.

To promote the effectiveness of the Board and each Committee the results of the assessment are reviewed and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both in an executive session led by the independent Presiding Director and with members of management.

This process of actively engaging in thoughtful discussions, including on topics ranging from Board and Committee composition to overall performance of Board members, has had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of this assessment process, five of the director nominees joined the Board since the beginning of 2020. This refreshment demonstrates the Board's focus on maintaining an appropriate balance of backgrounds, viewpoints and experiences that align with the evolving needs of PepsiCo's long-term business strategy.

The Nominating and Corporate Governance Committee annually reviews the format of the evaluation process. As a result of the evaluation process, which helps identify opportunities to continue to improve the performance of the Board and the Committees, the Board and Committees continue to enhance practices and procedures as appropriate. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance of the Board, each of its Committees and the Presiding Director.

Shareholder Recommendations and Nominations of Director Candidates

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Our By-Laws permit proxy access for shareholders. Shareholders who wish to nominate directors for inclusion in our Proxy Statement or directly at an Annual Meeting in accordance with the procedures in our By-Laws, including Rule 14a-19 under the Securities Exchange Act of 1934, as amended ("**Exchange Act**") should see "2026 Shareholder Proposals and Director Nominations" on page 105 of this Proxy Statement for further information.

Corporate Governance at PepsiCo

Our Governance Philosophy

> **We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance.**

Strong corporate governance and a steadfast commitment to doing business the right way are and have been longstanding priorities at PepsiCo. Our strong tone at the top begins with our Board of Directors, which has demonstrated its focus on advancing openness, honesty, fairness and integrity in the Boardroom and across the Company through such actions as:

- Adopting Corporate Governance Guidelines for the Company that establish a common set of expectations to assist the Board and its Committees in performing their duties, reviewing these Guidelines at least annually, and updating the Guidelines as appropriate to reflect changing regulatory requirements, evolving best practices and input from our shareholders and other stakeholders;

- Adopting the Company's Global Code of Conduct and overseeing compliance, including ensuring corporate culture is included on the Board agenda;

- Holding regular executive sessions between the Audit Committee and our Global Chief Compliance & Ethics Officer;

- Establishing a means for employees to raise issues to the Board and encouraging a culture of trust so that employees at every level feel comfortable speaking up about concerns; and

- Fostering a corporate culture of integrity and risk awareness through the Board's oversight over PepsiCo's integrated risk management framework, which includes the Board's review of specific high-priority risks on a regular basis throughout the year.

Key Corporate Governance Documents. The following key corporate documents are available at *www.pepsico.com* under *"Who We Are"—"Corporate Governance"* and are also available in print upon written request to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577: Corporate Governance Guidelines; the Global Code of Conduct; and the Charters of our Audit, Compensation, Nominating and Corporate Governance, and Sustainability and Public Policy Committees of the Board.

Our Standards of Conduct

> **PepsiCo is proud of its commitment to deliver sustained growth through empowered people acting with responsibility and building trust.**

Global Code of Conduct. This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct. Through these efforts, we are focused on developing a culture of empowering people across the Company to act with responsibility and to build trust by embracing the principles of our Global Code of Conduct and our core values: respect in the workplace; trust in the marketplace; fairness in our business relationships; honesty in business conduct; and purpose in our world.

Insider Trading Policy. PepsiCo has adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of Company securities by our directors, executive officers, and certain other executives at PepsiCo, as well as by the Company itself. We believe the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

Prohibition on Hedging and Pledging. To further align the interests of PepsiCo's directors, officers and employees with those of our shareholders, under PepsiCo's Global Code of Conduct and Insider Trading Policy, the Company prohibits all directors, officers and employees from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). In addition, directors, officers and employees may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Our Board of Directors

Our Board of Directors represents the interests of our shareholders and oversees the Company's business and affairs pursuant to the North Carolina Business Corporation Act and our governing documents. Members of the Board, all of whom are elected annually, oversee the Company's business and affairs by, among other things, participating in Board and Committee meetings, reviewing materials provided to them, engaging with the Chairman and CEO and with key members of management and associates, bringing in outside experts, and discussing feedback from shareholders and other stakeholders.

Outstanding Board Member Attendance. Regular attendance at Board meetings and the Annual Meeting of Shareholders is expected of each director. In fiscal year 2024, our Board of Directors held five meetings and our Committees held nineteen meetings in the aggregate. In fiscal year 2024, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings. All fifteen directors then serving attended the 2024 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board the opportunity to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership from time to time.

The Board regularly considers and is open to different structures as circumstances may warrant. During its most recent evaluation of its leadership structure, the Board determined that the current combined Chairman and CEO structure, together with a strong independent Presiding Director with clearly defined and robust responsibilities as set forth on page 26, strikes the right balance between effective independent oversight of PepsiCo's business and Board activities and strong and consistent corporate leadership, and provides the best leadership structure for the Company at this time. This structure enables a clear and unified strategic vision and is beneficial at this time given the complex and dynamic consumer and retail landscape. This leadership structure, along with having independent directors chair each of the Company's four Committees, also enhances the Board's oversight of material risks because the Chairman and CEO is uniquely positioned to identify emerging risks while the Presiding Director and Committee Chairs provide independent oversight of the Company's risk management programs.

In making the leadership structure determination, the Board gave thorough consideration to a number of factors, including: (i) the strategic goals of the Company, (ii) the unique opportunities and challenges PepsiCo is facing, (iii) the breadth and complexity of PepsiCo's business and global footprint, (iv) the various capabilities of our directors, (v) the dynamics of our Board, (vi) best practices in the market, (vii) PepsiCo's shareholder base and investor feedback, (viii) the current industry environment and (ix) the status of PepsiCo's progress with respect to key strategic initiatives. The Board also reflected upon the Company's strong, independent oversight function exercised by our actively engaged Board, which consists entirely of independent directors other than our Chairman and CEO, as well as the independent leadership provided by our independent Presiding Director and each of the four standing Board Committees, which consist solely of, and are chaired by, independent directors.

The Board recognizes the importance of the Company's leadership structure to our shareholders and will continue to regularly assess the Board leadership structure with careful consideration of the input obtained through engagement with our shareholders.



Ramon L. Laguarta
CHAIRMAN AND CEO

The independent directors believe that our current Chairman of the Board and CEO, Ramon L. Laguarta, as an experienced leader with deep operational experience, particularly in international markets, and extensive knowledge of the Company, food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and general management roles, serves as a highly effective bridge between the Board and management. In his role as Chairman and CEO, Mr. Laguarta is in the best position to be aware of key issues facing the Company, and to effectively communicate with various internal and external constituencies about critical business matters. During this period of significant change for PepsiCo as we implement key strategic and ongoing transformation initiatives and navigate the rapidly evolving business environment, the independent directors believe that the Company is best served by having one clear leader in both the Chairman and CEO roles who has the vision and leadership to execute on the Company's strategy and create shareholder value.



Ian Cook
PRESIDING DIRECTOR
Former Chairman, President and Chief Executive Officer, Colgate-Palmolive Company

As a result of his extensive experience leading a multinational consumer products company during his 40-plus year career at Colgate-Palmolive, including his 12 years as CEO and his direct involvement in both risk management and risk oversight, and his deep understanding of PepsiCo and its business acquired from his years of service on our Board, Mr. Cook is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight of management.

In addition to his core responsibilities as Presiding Director as described further below, Mr. Cook is an actively engaged director who regularly communicates with the Chairman and CEO and other members of senior management on various topics of importance to the Company, including business strategy and the Company's approach to identifying and mitigating key risks.

In recognition of Mr. Cook's strong leadership stemming from his industry-relevant knowledge, operational, risk oversight and governance experience and exceptional interpersonal and communication skills, in 2025 the independent members of the Board of Directors re-elected Mr. Cook as the Presiding Director.

Role of Presiding Director. Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years.

The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our independent Presiding Director are robust and consistent with the responsibilities generally held by independent "lead directors" at other public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors
- Serves as a liaison between the Chairman of the Board and the independent directors
- Has authority to approve information sent to the Board
- Approves meeting agendas for the Board, including Board consideration of any matters as he or she deems appropriate, including risk-related matters
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Works with the Board Committee Chairs to oversee the annual assessment of the Board and Committees, including assessment of the effectiveness and appropriateness of the process by which the Board identifies, assesses, addresses and monitors the Company's enterprise risks
- Has the authority to call meetings of the independent directors
- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In addition to these responsibilities and assisting the Board in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past few years performed additional duties including:

- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;
- regularly speaking with the Chairman and CEO between Board meetings to discuss any matters of concern, often following consultation with other independent directors;
- working with the Nominating and Corporate Governance Committee to guide the Board's governance processes, including developing recommendations for Board and Committee structure, size and composition, including Board succession planning, and for the Board's approach to performing its duties;
- meeting regularly with members of senior management other than the Chairman and CEO; and
- representing the Board in communications with shareholders, including on sustainability matters.

Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the Nasdaq definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"Who We Are"—"Corporate Governance."* In making a determination of whether a director has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-management director nominees, who are listed below, are independent within the meaning of the SEC and Nasdaq rules.

Independent Director Nominees		
Segun Agbaje	Susan M. Diamond	Robert C. Pohlad
Jennifer Bailey	Dina Dublon	Daniel Vasella
Cesar Conde	Michelle Gass	Darren Walker
Ian Cook	Dave J. Lewis	Alberto Weisser
Edith W. Cooper	David C. Page	

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 28 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the independent Presiding Director (at Board meetings) or by the independent Committee Chairs (at Committee meetings). The independent directors met in executive session at all of the regularly scheduled Board meetings held in 2024. Regular executive sessions are also held by each Committee.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to any transaction or series of transactions:

- in which the Company or a subsidiary was or is a participant;
- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and
- in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's Common Stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above are submitted to the Audit Committee for review and approval or ratification.

Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a related person transaction, the Audit Committee considers all relevant facts and circumstances and takes into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member.

Transactions with Related Persons

The Board thoroughly considered the following ongoing transactions that are indirectly related to Robert C. Pohlad and determined that the transactions do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director of the Company:

- Mr. Pohlad indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as Chairman of the Board. In addition, Mr. Pohlad's son is a current executive officer of the Minnesota Twins, serving as Executive Chair. PepsiCo and the Minnesota Twins are parties to sponsorship agreements with respect to the sale of PepsiCo products at the Minnesota Twins' stadium. In fiscal year 2024, PepsiCo made payments to the Minnesota Twins of approximately $1,115,000 in connection with the sponsorship agreements, and PepsiCo received payments of approximately $1,475,000 from the Minnesota Twins and independent third parties in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo for each of fiscal years 2024, 2023 and 2022.
- Mr. Pohlad and his brothers indirectly own an equity interest of approximately 13% in Minnesota United, a Major League Soccer team. PepsiCo and Minnesota United are parties to a sponsorship agreement that ran through the 2024 season and are currently negotiating a new five-year exclusive pouring rights agreement that would begin with the 2025 season and contemplates annual payments by PepsiCo of approximately $110,000 per year to Minnesota United. In fiscal year 2024, PepsiCo made payments to Minnesota United of approximately $225,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $215,000 from an independent third party in connection with the sale of PepsiCo products at Minnesota United's stadium. Transactions between Minnesota United and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of Minnesota United and PepsiCo for each of fiscal years 2024, 2023 and 2022.

- Mr. Pohlad and his immediate family members indirectly own an equity interest of approximately 90% in an entity that owns a number of Little Caesars franchises. PepsiCo and Little Caesar Enterprises, Inc., an unrelated third party that is the franchisor of the Little Caesars brand in the United States, are parties to an agreement governing the purchase of beverage products by approximately 3,500 Little Caesars franchises, including the Little Caesars franchises that were owned by the entity affiliated with Mr. Pohlad during 2024 (the "Pohlad Little Caesars Franchises") and any additional Little Caesars franchises that such entity acquires in the future. In fiscal year 2024, the Pohlad Little Caesars Franchises made payments of approximately $410,000 to PepsiCo in connection with beverage sales and PepsiCo made rebate payments of approximately $55,000 to these Little Caesars franchises. Payments from the Pohlad Little Caesars Franchises to PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of PepsiCo for fiscal year 2024. Rebate payments from PepsiCo to the Pohlad Little Caesars Franchises, individually and in the aggregate, represented less than 1% of the aggregate annual revenues of these Little Caesars franchises for fiscal year 2024.

Mr. Pohlad is and was not involved in negotiating any of these arm's-length transactions. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities as a director of the Company.

In addition, Meaghan Spillane is a Key Account Manager, PepsiCo Beverages North America (PBNA) at PepsiCo and daughter of Marie T. Gallagher, who serves as Senior Vice President and Controller of PepsiCo. Ms. Spillane received total compensation of approximately $161,500 in fiscal year 2024, and participates in the general welfare and benefit plans of PepsiCo. Ms. Spillane's compensation was established in accordance with PepsiCo's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Ms. Gallagher does not have a material interest in her daughter's employment, nor does she share a household with her.

Committees of the Board of Directors

The Board of Directors has four standing Committees: Audit, Compensation, Nominating and Corporate Governance, and Sustainability and Public Policy. The table below indicates the current members of each Board Committee:

	Audit	Compensation	Nominating and Corporate Governance	Sustainability and Public Policy
Segun Agbaje	E			
Jennifer Bailey	●			
Cesar Conde		👤	●	
Ian Cook (Presiding Director)			●	
Edith W. Cooper	●			
Susan M. Diamond	E			
Dina Dublon		●		●
Michelle Gass				●
Ramon L. Laguarta				
Sir Dave J. Lewis				●
David C. Page, MD		●		●
Robert C. Pohlad		●	👤	
Daniel Vasella, MD		●	●	
Darren Walker			●	👤
Alberto Weisser	👤 E			

👤 = Committee Chair

E = Audit Committee Financial Expert

Audit Committee

Met **seven** times in 2024

Current Committee Members

Alberto Weisser **CHAIR**
Segun Agbaje
Jennifer Bailey
Edith W. Cooper
Susan M. Diamond

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of PepsiCo's financial statements, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, including by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (i) accounting, internal accounting controls or auditing matters and other federal securities law matters and (ii) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing and providing oversight of all related person transactions

- During 2024, the Audit Committee continued to review and consider how the ongoing conflict in Ukraine continued to impact each of its areas of responsibility

Financial Expertise and Independence

The Board of Directors has determined that Segun Agbaje, Susan M. Diamond and Alberto Weisser satisfy the criteria adopted by the SEC to serve as "audit committee financial experts" and that all of the members of the Committee are independent directors pursuant to the applicable requirements under the SEC and Nasdaq rules.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.

Report

The Audit Committee Report is set forth beginning on page 47 of this Proxy Statement.

Compensation Committee

Met **four** times in 2024

Current Committee Members

Cesar Conde `CHAIR`
Dina Dublon
David C. Page
Robert C. Pohlad
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies
- Overseeing engagement with shareholders on executive compensation matters
- Overseeing the design of all material employee benefit plans and programs of the Company, its subsidiaries and divisions
- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives
- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance
- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview, and evaluating and determining the individual elements of total compensation for such officers
- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors
- Reviewing and reporting to the Board with respect to director compensation and stock ownership guidelines

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the SEC and Nasdaq rules for directors and compensation committee members.

Report

The Compensation Committee Report is set forth on page 81 of this Proxy Statement.

Compensation Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee reviewed its relationship with FW Cook, considered FW Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of FW Cook did not raise any conflict of interest or other issues that would adversely impact FW Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and Nasdaq rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Cesar Conde, Dina Dublon, David C. Page, Robert C. Pohlad and Daniel Vasella served on the Company's Compensation Committee during fiscal year 2024. No member of the Compensation Committee is now, or has been, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2024 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons, other than Mr. Pohlad, as described on pages 28-29 of this Proxy Statement. None of the executive officers of the Company currently serves or served during 2024 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee

Met **four** times in 2024

Current Committee Members

Robert C. Pohlad  **CHAIR**
Cesar Conde
Ian Cook
Daniel Vasella
Darren Walker

Primary Responsibilities

- Developing criteria and qualifications, including criteria to assess independence, for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees
- Developing and recommending to the Board corporate governance guidelines and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices
- Reviewing Board succession plans and overseeing the development of the process and protocols regarding succession plans for the Company's CEO
- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees
- Overseeing the process for evaluating the Board and its Committees, including assessing and reporting to the Board on the performance of the Board and its Committees

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

Sustainability and Public Policy Committee

Met **four** times in 2024

Current Committee Members

Darren Walker **CHAIR**
Dina Dublon
Michelle Gass
Dave J. Lewis
David C. Page

Primary Responsibilities

- Assisting the Board's oversight of risks related to matters overseen by the Committee
- Reviewing the Company's sustainability initiatives and engagement
- Reviewing the Company's key sustainability programs and related goals it may establish from time to time and monitoring the Company's progress toward achieving those goals
- Reviewing the Company's inclusion policies, programs and initiatives
- Reviewing and monitoring key public policy trends, issues and regulatory matters and the Company's engagement in the public policy process
- Overseeing the Company's Political Contributions Policy and reviewing the Company's political activities and expenditures

Independence

The Sustainability and Public Policy Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insight into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration and adjusting the Company's long-term strategy to account for global economic, consumer and other significant trends, as well as changes in the food and beverage industries and regulatory initiatives.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our divisions, the competitive environment, sustainability initiatives and human capital management strategies.
- PepsiCo's independent directors hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.

The Board receives regular updates, formally and informally, and participates in discussions with management about any key global events that may impact the Company as they arise.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves risks, many of which evolve over time. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation concerning the Company's top risks.

The Board receives and provides feedback on regular updates from management regarding the Company's top risks, including updates from members of management responsible for overseeing impacted areas, governance processes associated with managing these risks, the status of projects to strengthen the Company's risk mitigation efforts and recent incidents impacting the industry and threat landscape. In evaluating top risks, the Board and management consider short-, medium-, and long-term potential impacts on the Company's business, financial condition, and results of operations, including looking at the internal and external environment when evaluating risks, risk amplifiers and emerging trends, and considers the risk horizon as part of prioritizing the Company's risk mitigation efforts. The Board receives updates through presentations, memos and other written materials, teleconferences, and other appropriate means of communication, with numerous opportunities for discussion and feedback, and continuously evaluates its approach in addressing top risks as circumstances evolve. PepsiCo's risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as to analyze potential risks for disclosure.

The Board also receives periodic updates from external experts and advisers on global macroeconomic trends and conditions that may impact the Company's strategy and financial performance, which have included geopolitical conflicts, economic instability, labor market trends, changing consumer behavior, retail disruption, digitalization, and artificial intelligence.

RISK MANAGEMENT FRAMEWORK

BOARD OVERSIGHT

Board of Directors
The Board has oversight responsibility for PepsiCo's integrated risk management framework. Throughout the year, the Board and the relevant Committees receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity, food safety, sustainability and human capital management.

The Board has tasked designated Committees of the Board with oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

Audit Committee
Reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes, and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company.

The Audit Committee also assists the Board's oversight of the Company's compliance with legal and regulatory requirements, and the General Counsel and the Chief Compliance & Ethics Officer, who reports to the General Counsel, each meets regularly with the Audit Committee, including in executive session without management present.

Compensation Committee
Reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior.

Nominating and Corporate Governance Committee
Assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning.

Sustainability and Public Policy Committee
Assists the Board in its oversight of the Company's policies, programs and related risks that concern key sustainability, inclusion and public policy matters, including climate change.

Sources of Risk Identification & Mitigation

PepsiCo Risk Committee (PRC)
- Comprised of a cross-functional, geographically diverse, senior management group, including PepsiCo's Chairman of the Board of Directors and Chief Executive Officer, Chief Financial Officer, General Counsel, Sector Chief Executive Officers and the heads of Enterprise Risk, Corporate Affairs, Human Resources, Research & Development, Information Technology, Sustainability, Strategy, Transformation, International Beverages, Commercial, Global Operations and Marketing
- Meets regularly to identify, assess, prioritize and address top strategic, financial, operating, compliance, safety, reputational, and other risks
- Responsible for reporting progress on risk mitigation efforts to the Board

Business/Function Risk Committees
- Comprised of cross-functional senior management teams
- Meet regularly to identify, assess, prioritize and address division and country-specific business risks

Risk Management Office (RMO)
- Manages the overall risk management process
- Provides ongoing guidance, tools and analytical support to the PRC and business/function risk committees
- Identifies and assesses potential risks and facilitates ongoing communication between the parties, as well as the Board and Committees of the Board

Internal Audit Department
- Evaluates the ongoing effectiveness of key internal controls through periodic audit and review procedures

Law and Compliance & Ethics
- Lead and coordinate compliance policies and practices

Disclosure Committee
- Comprised of the General Counsel, Controller and heads of Internal Audit, Financial Planning & Analysis and Investor Relations
- Evaluates information from PepsiCo's integrated risk management framework as part of the Disclosure Committee's monitoring of the integrity and effectiveness of the Company's disclosure controls and procedures

OVERSIGHT OF CERTAIN KEY RISKS

Oversight of Food Safety Risks 	Due to the critical nature of food safety to our business, the full Board oversees and regularly interacts with senior management, including the Company's Chief Science Officer, on food safety matters, such as evolving regulations, changes to the Company's product portfolio and supply chain infrastructure, key food safety risk areas and mitigation strategies. The Board is also appropriately advised of any notable food safety incidents.
Oversight of Cybersecurity Related Risks 	Given that cybersecurity risks can impact various areas of responsibility of the Committees of the Board, the Board believes it is useful and effective for the full Board to maintain direct oversight of cybersecurity matters. The Board receives and provides feedback on regular updates from management, including from the Company's Chief Strategy and Transformation Officer and the Company's Chief Information Security Officer, regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, results from third-party assessments and also discusses any significant cyber incidents, including recent incidents throughout the industry and the emerging threat landscape, including with respect to artificial intelligence.
Oversight of Climate Change Related Risks 	The Sustainability and Public Policy Committee assists the Board in overseeing the management of long-term risks posed by climate change, including specific actions performed to protect the Company from the negative effects of climate change. In addition, the Committee reviews PepsiCo's sustainability programs and monitors our progress toward, or challenges to, achieving such goals.

Oversight of Human Capital Management Related Risks 	The Board is actively engaged in overseeing senior management development and succession as well as key human capital management strategies and potential related risks. The Compensation Committee oversees the design of all material employee benefit plans and programs, the Nominating and Corporate Governance Committee oversees CEO and director succession plans, and the Sustainability and Public Policy Committee oversees initiatives and progress related to inclusion. Each Committee provides reports and feedback to the full Board for its collective review and discussion. For more information, please see "The Board's Role in Human Capital Management and Talent Development" beginning on page 36 of this Proxy Statement.
Oversight of Human Rights Related Risks 	The Sustainability and Public Policy Committee assists the Board in overseeing PepsiCo's policies, practices and related risks that concern human rights matters. The Committee receives and provides feedback on regular updates from management, including the Company's General Counsel and Chief Human Rights Officer, regarding emerging business and sustainability and public policy trends. In addition, the Board reviews and approves PepsiCo's annual statement detailing the actions we have taken to help prevent modern slavery and human trafficking in our business and supply chain.

At its February 2025 meeting, the Compensation Committee reviewed the results of the 2024 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" on pages 25-27 of this Proxy Statement, supports the risk oversight function of the Board, with the Chairman and CEO uniquely positioned to identify emerging risks while the independent Presiding Director and Chairs of the Board's four Committees provide independent oversight of the Company's risk management programs.

The Board's Role in Human Capital Management and Talent Development

The Board believes that human capital management and talent development are vital to PepsiCo's continued success. They are integral elements of our strategic framework and we strive to create an inclusive workplace with meaningful opportunities that will attract and retain the best and brightest in a competitive talent landscape.

Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other executive officer positions. The Nominating and Corporate Governance Committee oversees the development of the process and protocols regarding succession plans for the CEO, and annually reviews these protocols. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO. The Board meets regularly with high-potential executives, both in small group and one-on-one settings. The Board has overseen appointments of current direct reports of the CEO with a focus on building a highly skilled executive team that brings a broad array of opinions and perspectives that are reflective of our global businesses. This includes the appointment of Becky Schmitt as Chief People Officer of PepsiCo in 2023 to lead the global Human Resources organization, including all aspects of people management and advancing our efforts to attract world-class talent and future-proof our workforce.

With respect to the broader organization, our Board is actively engaged in the oversight of our corporate culture and is continuously focused on developing a culture that is aligned with our long-term strategy. This includes reinforcing a set of behaviors throughout the Company that we think are critical to empower performance, which we call *The PepsiCo Way,* including voicing opinions fearlessly and acting with integrity.

In addition, the Board and its applicable Committees regularly engage with employees at all levels of the organization to provide oversight on a broad range of other human capital management topics, including talent attraction and retention, inclusion, pay equity, health and safety, training and development and compensation and benefits. Employee feedback is considered in designing and evaluating employee programs and benefits and in monitoring current practices for potential areas of improvement.

Human Capital Management Highlights

PepsiCo, under the Board's oversight and guidance, has taken significant actions to train and protect our associates, enhance our inclusive culture, and maintain our reputation as a great place to work.

	APPROACH	RECENT ACTIONS AND HIGHLIGHTS	ADDITIONAL INFORMATION
Training and Development	PepsiCo supports and develops its associates through a variety of global training and development programs that build and strengthen employees' leadership and professional skills, including career development plans, mentoring programs and in-house learning opportunities, such as PEP U Degreed, our internal global online learning resource.	PepsiCo empowers its associates to thrive, achieve their fullest potential, and advance their careers by offering personalized learning solutions. These solutions are designed to build essential skills in leadership, functional, and technical areas. In 2024, nearly 90% of PepsiCo employees participated in training, accumulating a total of 1.7 million hours of learning. Since the launch of myeducation in 2022, PepsiCo has increased its investment every year to upskill and reskill its workforce. Eligible U.S. associates, both frontline and professional, now have access to over 85 degrees, certificates, and trade programs, all offered tuition-free. More than 28,000 U.S.-based employees have created a profile, with 4,850 enrolling in these programs. More than 1,400 employees have graduated, and twice as many have experienced career advancement as a result. PepsiCo launched SMILES, a global employee recognition program, in 2020 to provide an opportunity for managers and peers to celebrate their team members for *The PepsiCo Way* behaviors or a milestone. Since launch, more than six million SMILES have been generated on the platform. In addition to our SMILES platform, we celebrate the extraordinary contributions of frontline associates across our sales, operations and supply chain teams around the world. Approximately 400 associates (0.1% of our employee base) receive this prestigious Ring of Honor recognition each year.	More information on how we are supporting the growth and development of our associates can be found on our website at *www.pepsico.com/our-impact/esg-topics-a-z/employee-learning-and-development*.

	APPROACH	RECENT ACTIONS AND HIGHLIGHTS	ADDITIONAL INFORMATION
 **Health and Safety**	Protecting the safety, health, and well-being of our associates around the world is a top priority. We strive to achieve an injury-free work environment. In addition, we offer comprehensive programs, both in the U.S. and outside the U.S., designed to help employees and their families improve their physical, financial and emotional health. PepsiCo closely manages these programs and continually explores new ways to meet employee needs and try to improve health outcomes for members of the PepsiCo community.	We provide training on how to mitigate potential safety risks and continue to invest in emerging technologies to protect our employees from injuries, including leveraging fleet telematics and distracted driving prevention technology, resulting in reductions in road traffic accidents, and deploying wearable ergonomic risk reduction devices. In addition, PepsiCo offers our employees comprehensive and competitive health and well-being benefits intended to support employees in both their personal and professional lives. Our global health and well-being programs are available in all countries where PepsiCo operates, and are designed to meet the needs of local markets, recognizing that employees in different areas can face different challenges. As a result, we run local events and programs to address employee needs, providing programming such as flexible benefits, biometric and cancer screenings, nutrition support, fitness platforms and competitions, mental health support, mindfulness sessions, financial well-being programs, childcare support, and more. In the U.S., our national self-funded medical plans offer a robust set of benefits to our eligible employees and their families, including competitive employer-sponsored medical benefits, paid vacation, paid sick leave, paid time off for new parents as well as in-person and virtual support for mental health, physical therapy, exercise and nutrition.	More information on our commitment to the health and safety of our associates can be found on our website at *www.pepsico.com/ our-impact/esg-topics-a-z/environment-health-and-safety*. Additional information on PepsiCo's employee well-being program can be found on our website at *www.pepsico. com/our-impact/esg-topics-a-z/employee-well-being*.
 **Inclusion**	We believe that an inclusive culture that creates a sense of belonging is a competitive advantage that fuels innovation, enhances our ability to attract and retain talent and strengthens our reputation. We continually strive to improve the attraction, retention, and advancement of our associates to ensure we sustain a high-caliber pipeline of talent with different experiences, perspectives and backgrounds.	Our U.S. 2023 Consolidated EEO-1 Report, as submitted to the U.S. Equal Employment Opportunity Commission, can be found on our website at *www.pepsico.com/our-impact/ esg-topics-a-z/employee-demographics*.	More information on our inclusion journey can be found on our website at *www.pepsico. com/our-impact/ inclusion-for-growth*.

Shareholder and Stakeholder Engagement

> **We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.**

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these engagements, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

We engage with our shareholders and other stakeholders year-round in a variety of ways:

- Our investor relations team regularly meets with shareholders, prospective shareholders and investment analysts. As appropriate, these meetings include our Chairman of the Board and CEO and Chief Financial Officer. These meetings are generally focused on our portfolio strategy, financial and operating performance, and capital allocation.

- Members of our management team also regularly engage with shareholders and other stakeholders to discuss our sustainability strategy and initiatives, human capital management, Company culture, inclusion-related initiatives, corporate governance and executive compensation practices to solicit feedback on these and a variety of other topics of interest.

- In addition, we have had an ongoing dialogue with various other shareholders and stakeholders, including meeting with diverse stakeholders often in collaboration with leading non-profit groups that bring together nongovernmental organizations and businesses in support of sustainability. During these discussions, our shareholders and other stakeholders have engaged with us on such topics as climate change, packaging, nutrition, water scarcity, public health, inclusion-related initiatives, nature and biodiversity, sustainable agriculture, and sustainability reporting.

- We are also engaged with other key stakeholders through our active participation and membership in leading corporate governance organizations, such as the Harvard Law School Program on Corporate Governance, the Council of Institutional Investors, Society for Corporate Governance and the Stanford Institutional Investors' Forum.

- We seek feedback from stakeholders in developing key sustainability programs. For example, we engaged more than 50 stakeholders across several geographic areas during the development of the PepsiCo Positive (pep+) framework, including multilateral organizations, non-profit organizations and members of the academia.

In addition, the following highlights specific aspects of our shareholder outreach and engagement efforts that take place before, during and after our Annual Meeting of Shareholders:



Before Annual Meeting of Shareholders (Winter/Spring)

- Actively engage with all shareholder proposal proponents to better understand their perspectives
- Review shareholder proposals and responses with the Board and appropriate Committees
- Publish Annual Report and Proxy Statement
- Discuss Proxy Statement voting items and other topics of interest with institutional shareholders



Annual Meeting of Shareholders (Spring)

- Shareholders vote on election of directors, executive compensation, ratification of auditors, shareholder proposals and other proxy items



Off-Season Engagement and Evaluation of Practices (Fall/Winter)

- Conduct outreach to shareholders and other stakeholders to discuss corporate governance, executive compensation, sustainability and social matters and other areas of interest
- Review proxy season trends, investor policy updates, corporate governance best practices and regulatory developments, along with shareholder and stakeholder feedback, and evaluate potential enhancements to Company practices and disclosures with the Board and appropriate Committees



After Annual Meeting of Shareholders (Spring/Summer)

- Discuss vote results from the most recent Annual Meeting as well as feedback from proxy season engagement with the Board and appropriate Committees and determine next steps, if any
- Continue outreach efforts to develop a better understanding of the feedback received from and issues important to our shareholders
- Publish annual ESG Summary to provide information on recent progress made towards our pep+ initiatives and other highlights



SHAREHOLDER OUTREACH

During the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders, who in 2024 represented approximately 49% of our outstanding shares of Common Stock, offering to discuss a broad range of topics.



49% of outstanding Common Stock



PEPSICO PARTICIPANTS

As reflected in our Corporate Governance Guidelines, our Presiding Director is available for consultation and direct communication, if requested by major shareholders. Our engagement program also involves other directors, as well as senior executives and associates from many different parts of the Company, including from PepsiCo's communications, investor relations, executive compensation, compliance and ethics, legal, public policy and government affairs, and sustainability teams.

Feedback Informs Our Board's Decisions. The Board and its Committees regularly receive updates on our engagement and a summary of communications is sent to the Board with each regularly scheduled Board meeting to provide insights into feedback from shareholders and other stakeholders and the scope of topics important to them. During Board meetings, PepsiCo's directors are also provided with the opportunity to discuss and ask questions on shareholder feedback. Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and strategy.

For example, as a result, in part, of the dialogue and collaboration with our shareholders and other stakeholders in recent years:

Governance	▪ The Board amended our Corporate Governance Guidelines over the last several years to:
	  – add a requirement that the Nominating and Corporate Governance Committee conduct an annual review of director commitments in connection with the Committee's recommendation of directors for election to the Board at the Annual Meeting of Shareholders;
	  – specifically state that the Board will consider a director's past shareholder vote in director elections when determining whether to accept a resignation offer of a director who does not receive majority vote support;
	  – specifically mention food safety and cybersecurity as areas of Board oversight to reflect current practices; and
	  – decrease the total number of public company boards that a non-executive director can serve on from 5 to 4 and establish a limit of 2 total public company boards for directors who are public company executive officers.
	▪ We published a global workforce demographics data report and our U.S. 2023 Consolidated EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission, available at *www.pepsico.com/our-impact/esg-topics-a-z/employee-demographics.*
	▪ We amended our Articles of Incorporation in 2019 to eliminate supermajority voting standards, as approved by our shareholders.
	▪ The Board refined the roles of its Committees by establishing a Sustainability and Public Policy Committee in 2017. The Committee assists the Board in providing more focused oversight over PepsiCo's policies and programs and related risks that concern key sustainability, inclusion and public policy matters.
	▪ The Board implemented a proxy access right for shareholders in 2016.

Sustainability	▪ For shareholder engagements concerning sustainability topics, the PepsiCo participants generally include a member with sustainability or public policy expertise, who is available for a dialogue with shareholders and to answer questions. ▪ We continue to integrate purpose into our business strategy and brands by advancing our PepsiCo Positive (pep+) agenda, which brings together a number of sustainability-related initiatives under a coherent framework as we continue to implement a set of focused initiatives around regenerative agriculture, sustainable sourcing, climate change, water, packaging, products, and people, to help build a more sustainable food system. ▪ We also continue to enhance the Company's sustainability reporting suite and provide our annual sustainability updates in a streamlined ESG Summary, available at *www.pepsico.com/our-impact/ sustainability/esg-summary,* which links seamlessly with more detailed reporting in our ESG Topics A-Z platform available at *www.pepsico.com/our-impact/esg-topics-a-z.* In addition, we continue to publish annual ESG performance metrics and align our public disclosures with key reporting frameworks. ▪ In 2024 we launched the ESG Data Hub, a visual representation of our key ESG performance metrics through interactive charts and downloadable tables. ▪ We publish a report of the PepsiCo Foundation's charitable contributions for the prior fiscal year, which is available at *www.pepsico.com/our-impact/esg-topics-a-z/philanthropy,* to provide information that will be provided in its U.S. tax returns in a reader-friendly format. ▪ We also publish a global list of contributions to life sciences-related organizations of which PepsiCo is a member, which is available at *www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines.*
Compensation	▪ We perform comprehensive reviews of feedback from shareholders. The Compensation Committee decided to maintain the current compensation program established in 2020 as it aligns to our business strategy, as well as our core principles, and will continue to take shareholder feedback into consideration.

Our Sustainable Business Practices

> **We are focused on making our Company *Faster, Stronger and Better* at meeting the needs of our shareholders, customers, consumers, partners and communities, while caring for our planet and inspiring our associates around the world.**

Sustainability initiatives have been woven into our business since we first articulated our purpose agenda over fifteen years ago, and we continue to believe our pep+ agenda will enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders.

Throughout the year, the Board and the relevant Committees receive updates from and discuss with management sustainability, human capital management and public policy matters.

To assist our Board in its oversight and to align with our pep+ agenda, the Board also refined the roles of its Committees by establishing a Sustainability and Public Policy Committee in 2017. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key sustainability, inclusion and public policy matters.

pep+ Progress

In 2021, we introduced PepsiCo Positive (pep+), a strategic end-to-end transformation and our vision to deliver a more sustainable, people-centric future, with the aim of driving growth and value for everyone. pep+ guides how PepsiCo is transforming its business operations: from sourcing ingredients and making and selling its products in a more sustainable way, to leveraging its more than one billion connections with consumers each day to take sustainability mainstream and engage people to make choices that are better for themselves and the planet. pep+ brings together our sustainability initiatives under a coherent framework. In pursuit of our pep+ agenda, we continue to implement a set of focused initiatives around regenerative agriculture, water stewardship, sustainable packaging, products, climate change and people to help build a more sustainable food system.

PEP+ HIGHLIGHTS

REGENERATIVE AGRICULTURE



PepsiCo, in collaboration with the Alliance of Bioversity International, the International Center for Tropical Agriculture, and the Foundation for Food and Agriculture Research, launched the Climate Resilience Platform (CRP), **an open-access tool providing actionable insights on climate change impacts and mitigation strategies for farming communities**. Recognized by Fast Company in 2024 as a "Next Big Thing in Tech" for its contributions to food and agriculture, the CRP tool helps boost yields and reduce environmental impact.

WATER

We reached our 2025 global goal in **operational water-use efficiency in high water-risk areas**[1] and exceeded our **agricultural water-use efficiency target in high water-risk watersheds**[2] two years ahead of schedule.

PACKAGING



We're focused on scale and efficiency in incorporating recycled plastic (rPET) into our packaging across brands and geographies, with **rPET now incorporated into the packaging of at least one PepsiCo Product in approximately 60 countries** in 2024.

EXPANDED PORTFOLIO OFFERINGS & ACQUISITIONS



We've recently launched products that have not only been centered on meeting essential consumer needs, but also on delivering on our pep+ agenda. For example, our Gatorade Hydration Booster, an electrolyte drink mix, provides all-day hydration **without the use of artificial flavors, sweeteners, or colors**. In Brazil, our oat "rice" offers **higher fiber and (plant-based) protein** compared to standard brown rice, and all profit from oat "rice" sales is donated to a non-governmental organization in northeast Brazil to help address food insecurity in the region.

We've **expanded our better-for-you portfolio** through our recent acquisition of the remaining interest in Sabra and our recent acquisition of Siete Foods.

For more information, please visit *www.pepsico.com/PepsiCoPositive*.

(1) Measured versus a 2015 baseline. Goal reflects the exclusion of third-party facilities. Between 2006–2015, water-use efficiency improved by 26% in global legacy operations at the date of target setting. World Resource Institute's Aqueduct water stress assessment tool is used to reconfirm high water-risk areas every three years.

(2) Measured versus a 2015 baseline. The metric tracks the improvement of the water-use efficiency of PepsiCo's direct agricultural supply chain. To focus efforts on implementing sustainable practices, we currently collect and publish agricultural water-use efficiency data at least once every three years. World Resource Institute's Aqueduct water stress assessment tool is used to reconfirm high water-risk areas every three years.

Our annual sustainability updates—the ESG Summary—and web-based interactive ESG Topics A-Z reporting platform are available on the Company's website at *www.pepsico.com* under *"Our Impact"*—*"Sustainability"* and discuss our initiatives and challenges to our ability to achieve pep+ goals. We regularly review our sustainability goals and initiatives and consider changes that are from time to time warranted, including in the context of new developments, including business growth, necessary investments relating to our initiatives and steps necessary to maintain Science Based Target alignment (which advises that targets are reviewed and, if necessary, recalculated and revalidated every five years at a minimum), as well as external developments.

Political Contributions Policy

In 2005, PepsiCo adopted a Political Contributions Policy, which is amended from time to time. The Political Contributions Policy states, among other things, that details on PepsiCo's political contributions are posted on our website on an annual basis, and that while the Company generally does not provide contributions from corporate funds to candidates outside the U.S., it will post any such contribution along with other political contributions on our website.

The Political Contributions Policy, together with other policies and procedures of the Company, guide PepsiCo's approach to political contributions. As specified in its Charter, the Sustainability and Public Policy Committee oversees this policy and is responsible for reviewing the Company's key public policy trends, issues and regulatory matters, its engagement in the public policy process and the Company's political activities and expenditures. In addition, our Board receives information regarding the Company's public policy initiatives and developments as necessary.

> In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"Our Impact"—"ESG Topics A-Z"—"Ethics & Governance"—"Public Policy Engagement, Political Activities and Contributions Guidelines."* Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:
>
> - a link to PepsiCo's quarterly federal lobbying reports;
> - the total annual amount of PepsiCo's federal lobbying-related expenditures in the United States;
> - information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;
> - criteria to be used in connection with all contributions, including the candidate's overall character, integrity, personal conduct, and record of public service;
> - a global list of key trade associations and policy groups that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and
> - the names of the lobbyist firms with which we directly contract.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Committee or that otherwise warrant Board attention. Copies of such communications are also made available to the Board. Directors may at any time discuss the Board communications received by the Company. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal controls or auditing matters are referred directly to members of the Audit Committee. Those items that are unrelated to the duties and responsibilities of the Board or its Committees may not be provided to the Board by the Corporate Law Department, including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job referral materials such as resumes; product-related communications; unsolicited ideas and business proposals; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board, a Committee of the Board, Presiding Director, independent directors as a group or an individual director by any of the following means:

By Phone 	**By Mail** 	**Online** 
1-866-626-0633	PepsiCo Board of Directors ATTN: Corporate Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577	Submit a communication through our website *www.pepsico.com* under *"Who We Are"—"Corporate Governance"—"Contacting the Board of Directors"*

2024 Director Compensation

Non-employee directors are compensated for their service on the Board as described below. Directors who are employees of the Company receive no additional compensation for serving as directors.

Annual Compensation

Every year, our Board of Directors reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Board's independent compensation consultant, FW Cook, and upon the recommendation of the Compensation Committee, in 2024, the Board decided to maintain the current annual cash retainer of $120,000 and annual equity retainer of $200,000.

ANNUAL DIRECTOR COMPENSATION



$120,000
Annual Cash Retainer

$200,000
Annual Equity Retainer

ADDITIONAL COMPENSATION

An additional $30,000 annual cash retainer
- Nominating and Corporate Governance Committee Chair
- Sustainability and Public Policy Committee Chair

An additional $40,000 annual cash retainer
- Audit Committee Chair
- Compensation Committee Chair

An additional $50,000 annual cash retainer
- Presiding Director

The $200,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors, or as of a later date selected by the director. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2024 was determined by dividing the $200,000 equity retainer value by the closing price of PepsiCo Common Stock on the grant date, which was $171.38. As such, each director was granted 1,167 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings and receive business travel and accident insurance coverage. Directors do not receive any meeting fees and do not have a retirement plan or receive any benefits such as life or medical insurance. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when they join the Board. These shares are immediately vested but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following market-leading governance features:

Shareholder-Approved Cap on Pay. The PepsiCo, Inc. Long-Term Incentive ("**LTI**") Plan imposes a limit on the awards that may be granted to any non-employee director in a single calendar year in the following amounts: $500,000 for annual equity awards, $500,000 for annual cash retainers, and $500,000 for one-time initial awards to any newly appointed or elected non-employee director.

Stock Ownership Requirements. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo Common Stock equal to at least $600,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their ownership requirements within the five-year period.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate applicable non-compete provisions, or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation.

Prohibition on Hedging and Pledging. Our Insider Trading Policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows. Our directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2024 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 28, 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Segun Agbaje	120,000	200,000	—	320,000
Jennifer Bailey	120,000	200,000	—	320,000
Cesar Conde	160,000	200,000	—	360,000
Ian Cook	170,000	200,000	30,310	400,310
Edith W. Cooper	120,000	200,000	30,310	350,310
Susan M. Diamond	120,000	200,000	30,310	350,310
Dina Dublon	120,000	200,000	30,310	350,310
Michelle Gass	120,000	200,000	—	320,000
Dave J. Lewis	120,000	200,000	—	320,000
David C. Page	120,000	200,000	20,310	340,310
Robert C. Pohlad	150,000	200,000	—	350,000
Daniel Vasella	120,000	200,000	30,310	350,310
Darren Walker	150,000	200,000	—	350,000
Alberto Weisser	160,000	200,000	—	360,000

[1] The retainer fee reflects a payment of $60,000 made in arrears in June 2024 for service during the period December 1, 2023 through May 31, 2024 and a payment of $60,000 made in arrears in December 2024 for service during the period June 1, 2024 through November 30, 2024. The following directors elected to defer all of their 2023-2024 cash compensation into PepsiCo's director deferral program: Mr. Agbaje deferred his $120,000 retainer fees into 718 phantom stock units, Ms. Bailey deferred her $120,000 retainer fees into 718 phantom stock units, Ms. Diamond deferred her $120,000 retainer fees into 718 phantom stock units, Sir Dave deferred his $120,000 retainer fees into 718 phantom stock units, and Dr. Vasella deferred his $120,000 retainer fees into 718 phantom stock units. The number of phantom units of PepsiCo Common Stock Mr. Agbaje, Mmes. Bailey and Diamond, Sir Dave, and Dr. Vasella deferred on June 1, 2024 and December 1, 2024 was determined by dividing the deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date (or the next trading day), which was $171.23 and $163.05, respectively.

[2] The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2024 calculated in accordance with the accounting guidance on share-based payments.

[3] The amounts reported in this column represent PepsiCo Foundation matching gifts, other charitable contributions or commitments, and the value of gifts. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations. The PepsiCo Foundation annual contributions are generally capped at a total of $10,000, which was increased by $20,000 in October 2024 during our annual Company-wide giving campaign that encourages associates to give back, for a maximum of $30,000 for the fiscal year. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. With respect to Mr. Cook, Mmes. Cooper, Diamond, and Dublon, and Drs. Page and Vasella, the PepsiCo Foundation made matching contributions of $30,000, $30,000, $30,000, $30,000, $20,000, and $30,000, respectively.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2025. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the appointment of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders. Even if the selection of KPMG is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the 2025 Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2025.**

Audit Committee Report

PepsiCo's Audit Committee reports to, and acts on behalf of, the Board. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements of Nasdaq and applicable securities laws. A majority of the members of the Audit Committee are "audit committee financial experts" as defined by SEC rules and regulations.

The Audit Committee's purpose and responsibilities are set forth in its charter, which is approved and adopted by the Board and is available on PepsiCo's website at *www.pepsico.com* under *"Who We Are"—"Corporate Governance."* The Audit Committee's Charter is reviewed at least annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

During 2024, the Audit Committee met seven times and fulfilled each of its duties and responsibilities as outlined in its charter, including reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, overseeing PepsiCo's compliance with legal and regulatory requirements (including meeting with the Global Chief Compliance & Ethics Officer to discuss PepsiCo's compliance program), receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys and regularly meeting separately with PepsiCo's General Counsel, Global Chief Compliance & Ethics Officer, General Auditor, Chief Financial Officer and representatives of the independent registered public accounting firm (see page 31 of this Proxy Statement for additional information regarding the Audit Committee's responsibilities). During 2024, the Audit Committee also reviewed and considered how the ongoing conflict in Ukraine continued to impact each of its areas of responsibility, including its oversight of PepsiCo's independent registered public accounting firm, the quality and integrity of PepsiCo's financial statements and internal control over financial reporting, PepsiCo's internal audit function, and enterprise risk management processes.

Selection and Oversight of the Independent Registered Public Accounting Firm. The Audit Committee assists the Board with its oversight of PepsiCo's independent registered public accounting firm's qualifications and independence. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including approving any services provided by the firm, periodically reviewing and evaluating the performance of the lead audit partner, as well as overseeing the required rotation of KPMG's lead audit partner and, through the Audit Committee Chair as its representative, reviewing and considering the selection of the lead audit partner. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. KPMG's current lead audit partner is required to rotate after completion of the fiscal year 2027 audit.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2024, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from PepsiCo and management. These discussions included, among other things, a review of the nature of, and fees paid to, KPMG for non-audit services and the compatibility of such services with maintaining KPMG's independence (see page 49 of this Proxy Statement for additional information). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee also periodically considers whether there should be a rotation of PepsiCo's independent registered public accounting firm. In addition to KPMG's independence from PepsiCo and management, the Audit Committee also considers several other factors in deciding whether to re-engage KPMG, including: the quality of KPMG's staff, work and quality control; KPMG's policies related to independence; KPMG's global reach; and KPMG's capability and expertise to perform an audit of PepsiCo's financial statements and internal control over financial reporting, given the breadth and complexity of PepsiCo's business and global footprint. The Audit Committee also discussed with KPMG the status or results of the PCAOB's reports on its inspections of KPMG and discussed with KPMG certain legal and regulatory proceedings, both pending and resolved, against KPMG.

Based on the foregoing, the Audit Committee has retained KPMG as PepsiCo's independent registered public accounting firm for the fiscal year 2025 and recommends that shareholders ratify this appointment (see page 47 of this Proxy Statement for additional information regarding the shareholder vote).

Review and Recommendation Regarding Financial Statements. PepsiCo's management is responsible for preparing PepsiCo's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. KPMG is responsible for expressing an opinion on PepsiCo's financial statements and an opinion on PepsiCo's internal control over financial reporting based on its audits. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of PepsiCo's financial statements.

In the performance of its oversight function, the Audit Committee met with management and KPMG to review and discuss PepsiCo's audited financial statements and internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable PCAOB auditing standards. These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, the critical audit matters identified by KPMG during the audit, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 28, 2024, for filing with the SEC.

The Audit Committee

Alberto Weisser, Chair	Edith W. Cooper
Segun Agbaje	Susan M. Diamond
Jennifer Bailey	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, except to the extent the Company specifically incorporates such report by reference.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for fiscal years 2024 and 2023, and fees billed for other services rendered by KPMG in fiscal years 2024 and 2023.

	2024	**2023**
Audit fees[1]	$ 29,345,000	$ 27,447,000
Audit-related fees[2]	$ 2,190,000	$ 1,966,000
Tax fees[3]	$ 152,000	$ 165,000
All other fees[4]	$ —	$ —

[1] Audit fees for fiscal years 2024 and 2023 consisted of fees for the audits of the Company's annual consolidated financial statements, and the audits of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

[2] Audit-related fees for fiscal years 2024 and 2023 consisted primarily of the audits of certain employee benefit plans, the issuance of comfort letters, agreed upon procedures, and other attestation reports.

[3] Tax fees for fiscal years 2024 and 2023 consisted primarily of international tax compliance services.

[4] KPMG was not engaged in fiscal years 2024 or 2023 for any services other than those described above.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's consolidated financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, the Audit Committee receives a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year. The Audit Committee pre-approved all services provided by KPMG during fiscal years 2024 and 2023 in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services.

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 51 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by linking a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation designed to recruit, retain, and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in an advisory vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2024 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 51-86 of this Proxy Statement for the 2025 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our NEOs. The next advisory approval of executive compensation will occur at the 2026 Annual Meeting of Shareholders.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a description of PepsiCo's executive compensation philosophy and programs, and more specifically, discusses the process in determining the compensation of our NEOs.

				
Ramon L. Laguarta	**James "Jamie" Caulfield**	**Steven Williams**[1]	**Silviu Popovici**[2]	**Rebecca "Becky" Schmitt**
Chairman of the Board and CEO, PepsiCo	Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo	CEO, PepsiCo Foods North America ("**PFNA**")	CEO, Europe	EVP and Chief People Officer ("**CPO**"), PepsiCo

[1] Mr. Williams was promoted to CEO, North America effective January 1, 2025

[2] Mr. Popovici was promoted to CEO, Europe, Middle East and Africa effective January 1, 2025

PepsiCo Strategy and Vision

Our journey *to Be the Global Leader in Beverages and Convenient Foods by Winning with pep+* has enabled us to achieve strong performance and financial results over the last several years as well as prepared us to navigate through challenges we encountered this past year, while continuing to place sustainability and human capital at the center of how we create value and growth. This vision has been guided by our strategic aspiration to be an even *Faster, Stronger and Better* organization.

FASTER	STRONGER	BETTER
Winning in the marketplace, being (even) more consumer-centric and expanding our investments	Transforming our capabilities and costs and using new technologies to our advantage	Doing even more for our planet and communities by integrating a sense of purpose into our business strategy

We remain committed to accelerating our growth and strengthening our capabilities and organization to deliver sustainable long-term results and shareholder value.

2024 PepsiCo Performance Highlights

PepsiCo faced a challenging 2024 due not only to the inflationary pressure that impacted consumers, but also elevated geopolitical tensions in certain international markets as well as the adverse impact of certain QFNA product recalls. PepsiCo responded with determination, flexibility, and resiliency, taking actions to adapt to the changing market environment. While modest compared to prior years, PepsiCo showed growth, broadened its presence, and positioned itself to further succeed in the future.

Executive Compensation

Executive officers continued to remain incentivized to deliver sustainable long-term value to shareholders with performance measured against key metrics that are critical for the execution of the Company's strategy. Highlights of our 2024 performance include:



Organic Revenue Performance[4]	Core Constant Currency EPS Growth[4]	Free Cash Flow Excluding Certain Items[4]
2.0%	**9%**	**$8.7 Billion**

TSR	Cash Returned to Shareholders
-7.6%	**$8.2 Billion**

PepsiCo Compensation Principles

Our executive compensation programs are designed to align the interests of our executive officers with our shareholders, underpinned by the following core principles.

Pay for Performance	■ Put the majority of executive officer pay at-risk, where both short-term and long-term incentives depend on performance relative to predetermined goals
	■ Annual awards granted to executive officers never vest exclusively on continued employment
	■ Payout at target when PepsiCo achieves its internal performance targets
Alignment with Business Strategy	■ Tie performance objectives directly to each *Faster, Stronger and Better* aspiration to drive forward our vision
	■ Top-line and market share metrics reinforce our need to be *Faster,* bottom-line and capital management metrics provide a balance to help us be *Stronger*, and integrating purpose into strategic business imperatives allows us to be *Better*
Shareholder Value Creation	■ Directly link pay to the achievement of performance goals designed to foster the creation of sustainable long-term shareholder value
	■ Maintain stock ownership requirements for senior leadership which extend beyond employment with PepsiCo
Market Pay Competitiveness	■ Provide market-competitive programs that enable PepsiCo to attract and retain highly qualified and talented individuals
	■ Reward overachievement allowing for differentiation in talent
Delivering Individual Objectives	■ Recognize the achievement of individual goals, tailored to each executive officer's role and responsibilities, that advance PepsiCo's strategic business imperatives
	■ Embed goals into individual objectives which are tied to one or more of sustainability initiatives, people, expanded portfolio offerings, and/or brands with positive impact

---

[4] To evaluate performance in a manner consistent with how management evaluates our performance results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

Impact of 2024 PepsiCo Performance on CEO Pay

Chairman and CEO Performance Summary

The Board of Directors evaluates the performance of Mr. Laguarta through a rigorous assessment of achievements relative to predetermined operational measures established by the Compensation Committee, with adjustments for individual performance. The annual incentive is fully at-risk based on performance and can range from 0% to 200% of target.

For 2024, Mr. Laguarta's annual incentive was determined by reference to the Business Performance metrics and Business Results under the "2024 Annual Incentive Award" section beginning on page 57 of this Proxy Statement, with primary focus on achievement of predetermined goals for each of the following measures:

- Organic Revenue Performance[5]
- Free Cash Flow Excluding Certain Items[5]
- Relative Competitive Performance
- Core Constant Currency Net Income Growth[5][6]

In addition to the Business Performance metrics, the Compensation Committee considered Mr. Laguarta's individual performance by assessing his progress relative to PepsiCo's short- and long-term business strategy with an emphasis on the delivery of our aspirations to be *Faster, Stronger and Better* for our associates, communities, consumers, customers, planet, and shareholders.

In 2024, Mr. Laguarta provided resolute strategic leadership in a particularly challenging macro environment and took decisive actions to mitigate the adverse impact of certain QFNA product recalls, address market changes and subdued category trends, and steer PepsiCo towards achieving its long-term goals to create value for its shareholders. Financial, operational, and individual performance highlights under Mr. Laguarta's leadership in 2024 include:

Faster	- Delivered Organic Revenue Performance[5] of 2.0% in 2024 - Generated Organic Revenue Performance[5] of 6% for PepsiCo's International business as International convenient foods delivered 4% Organic Revenue Performance[5] while International beverages delivered 10% Organic Revenue Performance[5] - Grew Core Constant Currency EPS[5] by 9%, delivering a fourth consecutive year of at least high-single-digit Core Constant Currency EPS Growth[5]. Two-year compounded Core Constant Currency EPS Growth[5] was 12% - Expanded PepsiCo's Core Gross Margin[5] by 70 basis points and Core Operating Margin[5] by 85 basis points - Successfully executed on the rollout of Mountain Dew Baja Blast which generated more than $1 billion in annual retail sales (including foodservice channel) - Continued to elevate and prioritize our focus on attractive segments of the beverages category, such as zero sugar, functional hydration, and sports nutrition, while optimizing our resources to focus on fewer, larger initiatives - Held or gained savory snack market share in many of our international markets, including China, Brazil, India, Australia, South Africa, Poland, Colombia, Guatemala, and Pakistan - Held or gained beverages market share in the U.K., Germany, Brazil, Australia, South Korea, India, Thailand, Poland, Pakistan, Saudi Arabia, and Vietnam



---

[5] To evaluate performance in a manner consistent with how management evaluates our performance results and trends, the Compensation Committee applies certain Business Performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

[6] Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

Stronger

- Maintained a robust productivity agenda which resulted in operating expense productivity
- Advanced standardization utilizing our Global Business Services and accelerating automation deployment
- Took actions to further build and expand our international presence, deliver more flavor and texture combinations that address local preferences, adapt our price pack architectures to offer consumers more value and convenience, and elevate our focus on systematic, multi-year productivity initiatives to help fund investments for growth
- Finalized the longer-term digital roadmap to transform how we create and fulfill demand and our employee experience, with increased automation and artificial intelligence



- Elevated our brand experiences across Away-From-Home and active occasions leveraging brand experience, food pairing, science, and grassroots activations with the U.S. and Europe as leading markets
- Made progress towards building an immersive food and drink ecosystem, including building culinary platforms for prototype development and consumer piloting as well as driving activation and innovation across markets while unlocking new occasions for our brands
- Announced an agreement to acquire Siete Foods to complement PepsiCo's portfolio with the addition of an authentic, Mexican-American brand, while also growing our better-for-you food offerings
- Acquired the remaining 50% interest in Sabra to become the sole owner

Better

- Kept placing pep+ at the center of virtually everything we do. PepsiCo associates around the world embraced pep+ and integrated it into their daily work by driving changes in our operations, our culture, our workforce, and our communities
- Continued to spread regenerative agriculture practices and focused on creating a more resilient sustainable agriculture system to try to help protect our business growth from climate disruption
- Developed key agricultural partnerships that advanced our aspiration of being a leader in the transformation of the agricultural food system and supported innovation. We agreed to a new $50 million partnership with various organizations, including Unilever, Danone, McCormick & Company, and Nestlé Nespresso SA to invest in programs that help address the lack of equal access to resources. We also partnered with more than 10 strategic suppliers (including ADM, Cargill, and McCormick, among others) who will invest over $20 million and help drive our positive agriculture goals

- Increased use of sustainable packaging and helped drive a circular economy for plastics. More than 60 markets now have a PepsiCo product with rPET in beverage packaging
- Advanced our water agenda, successfully announcing the achievement of two of our 2025 pep+ water goals ahead of schedule. These goals include achieving 25% improvement in operational water use efficiency in high water risks areas and exceeding our agricultural water-use efficiency target of 15% (reaching 22% when compared to a 2015 baseline) in high water-risk watersheds
- Further supported decarbonization. Created two PepsiCo supplier aggregated purchase power agreement cohorts (one in North America and one in Europe) which will result in suppliers converting to renewable electricity. Launched Partners for Tomorrow Sustainability Action Center, a platform designed to drive pep+ alignment with partners and help build a more resilient, modern, and sustainable supply chain
- Advanced sodium reduction efforts against both our previously announced 2025 and 2030 sodium goals globally with renovations in our largest brands and stock keeping units across the globe, including Ruffles Original and Fritos Original in the U.S., and Tostitos and Doritos Flamin' Hot in Mexico

Chairman and CEO Pay Decisions

As disclosed in the 2024 Proxy Statement, in recognition of Mr. Laguarta's 2023 strong achievements and to ensure appropriate market pay competitiveness, the Board of Directors approved a 4.4% increase to his base salary effective February 2024. To further recognize Mr. Laguarta's leadership in navigating PepsiCo through challenging market environments while continuing to reinforce a strong pay-for-performance philosophy by ensuring the majority of compensation remains performance-based, the Board approved an annual base salary of $1,810,000 for 2025, a 2.0% increase over 2024, a 2024 annual cash incentive of $3,375,000, and a 2025 LTI award with a grant date value of $17,500,000. The actual payout Mr. Laguarta will realize on his 2025 LTI award will depend upon achievement of Core Constant Currency EPS Growth, Organic Revenue Performance, and Relative TSR Performance targets established by the Compensation Committee for the 2025-2027 performance period. Other than Mr. Laguarta's base salary, the entirety of his total direct compensation opportunity is performance-based.

Strong Compensation Governance

The Compensation Committee oversees the executive compensation programs and evaluates the programs against competitive practices, legal and regulatory developments, and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our programs.

What We Do

⊕ **Stringent clawback provisions:** PepsiCo has robust clawback provisions, providing the right to cancel and recoup granted, earned, and vested awards, wholly or partly, with a look-back period in certain circumstances such as an act of gross misconduct. Clawback provisions apply to annual incentive, LTI, executive deferral programs, and non-qualified defined benefit pension programs

⊕ **Double trigger vesting:** LTI awards provide for accelerated vesting only if an executive is involuntarily terminated without cause or resigns for good reason within two years of a change in control or if the awards are not assumed by the acquirer

⊕ **Responsible share usage:** Share utilization remains below our peer group median due to our responsible usage of shares under the LTI Plan

⊕ **Rigorous stock ownership requirements:** Executive officers are required to own PepsiCo stock worth two to eight times their base salary (depending on position), with holding requirements extending for 12 months beyond employment with PepsiCo

⊕ **Challenging incentive targets:** Targets for incentive awards are set at the beginning of the performance period taking into consideration our business strategy, operating goals, and external financial guidance

⊕ **Risk mitigation:** Our compensation programs include balanced performance metrics, clawback provisions, and an oversight process to identify risk

What We Don't Do

⊗ **No employment agreements:** None of our executive officers have an employment agreement, separation, or cash change in control agreement

⊗ **No supplemental executive retirement plans:** We do not have any supplemental executive retirement plans, as our NEOs participate in the same pension programs as other similarly situated employees

⊗ **No tax gross-ups:** We do not provide tax gross-ups on perks or benefits except in the case of standard expatriate tax equalization benefits available to all similarly situated employees

⊗ **No hedging and pledging:** Under our Insider Trading Policy, executive officers are prohibited from hedging and pledging Company stock

⊗ **No resetting of financial targets:** We do not reset internal incentive goals used to determine performance-based award payouts for executive officers once established at the beginning of the performance period

⊗ **No repricing:** We do not reprice stock option awards and our plans expressly forbid exchanging underwater options for cash

⊗ **No cash severance above cap without seeking shareholder ratification:** We do not enter into new arrangements with executive officers that would pay cash severance benefits in excess of 2.99 times the sum of an executive officer's base salary plus annual incentive, without seeking shareholder ratification

Engagement with Our Shareholders

PepsiCo has a longstanding practice of regularly engaging with shareholders year-round. Every year, during the two-month period before the Annual Meeting of Shareholders, we generally contact our 75 largest shareholders, who represented approximately 49% of our outstanding shares of Common Stock in 2024, offering to discuss a broad range of topics, including executive compensation. Subsequent to the Annual Meeting of Shareholders, we continue our outreach efforts to develop a better understanding of the feedback received from shareholders and issues important to our shareholders.

Our Compensation Committee considered shareholder feedback in its annual review of program components, targets, and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment, and sustain strong shareholder support.



90%

At our 2024 Annual Meeting, shareholders again showed support for our executive compensation programs with 90% of the votes cast approving our advisory resolution.

The Compensation Committee decided to maintain the core construct of our executive compensation programs for 2024, taking into account support demonstrated by our shareholders on our advisory resolution and feedback received during individual engagement with shareholders.

Components of Our Executive Compensation Program

Primary components of our executive compensation programs, summarized below, ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Base Salary

Objective:
- Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities, and individual performance in order to attract and retain top talent
- Ensure appropriate balance between internal pay equity and external market practice for executives with a comparable scope of responsibilities

Performance Metrics:
- Subject to annual adjustment based on market data, internal equity, job responsibilities, and individual performance
- Increases not automatic or guaranteed

Terms:
- Paid per local practice

Long-Term Incentive

Objective:
- Align executive officers' rewards with returns delivered to PepsiCo's shareholders via sustained financial results and shareholder returns
- Incentivize achievement of long-term value creation through stock performance objectives and critical financial and operating performance objectives over a three-year period

Performance Metrics:
- Performance measures linked to three-year goals (for 2024-2026, measures were Core Constant Currency EPS Growth, Organic Revenue Performance, and TSR relative to proxy peers)

Terms:
- Annual awards are granted on or around March 1
- Awards generally vest after three years if the executive is still employed by the Company, or upon retirement if retirement eligible, and always subject to the achievement of performance criteria, capped at 200% of target

Annual Incentive

Objective:
- Drive Company and business unit performance, including revenue growth, year-over-year market share change, profitability, and free cash flow
- Deliver individual performance against specific business imperatives

Performance Metrics:
- Performance measures linked to Company-wide performance or business unit performance depending on the NEO's position and scope of responsibilities
- Individual performance tied to PepsiCo's strategic imperatives within the scope of the executive officer's responsibilities

Terms:
- Paid in cash in the 1st quarter of the year following the performance period
- Must be employed by the Company as of the end of the fiscal year to be eligible for a payout, unless retirement eligible, capped at 200% of target for the Chairman and CEO and 300% of target for all other NEOs

2024 Target Pay Mix for Named Executive Officers

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives.



CHAIRMAN AND CEO TARGET PAY MIX

Base Salary 8%
Annual Incentive 16%
92% Performance-Based Compensation
Long-Term Incentive 76%



NEO AVERAGE TARGET PAY MIX (EXCLUDING CHAIRMAN AND CEO)

Base Salary 15%
Annual Incentive 21%
85% Performance-Based Compensation
Long-Term Incentive 64%

Base Salary

The Compensation Committee annually reviews the salaries of our NEOs, as annual salary increases are not automatic or guaranteed.

The base salaries paid to our NEOs in fiscal year 2024 are presented in the 2024 Summary Compensation Table on page 69 of this Proxy Statement.

Name	Base Salary as of 2023 Fiscal Year-End ($000)	Base Salary as of 2024 Fiscal Year-End ($000)	Percentage Increase
Ramon L. Laguarta	1,700	1,775	4%
Jamie Caulfield	700	700	0%
Steven Williams	850	900	6%
Silviu Popovici	800	800	0%
Becky Schmitt	725	725	0%

In the first quarter of 2025, Mr. Williams' base salary was increased to $1,000,000 in connection with his promotion to CEO, North America. Mr. Caulfield and Ms. Schmitt's base salaries were each increased to $750,000, and Mr. Popovici's base salary was increased to $850,000 to maintain competitiveness with external peers.

2024 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit, and individual performance.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the calculation of the annual incentive award for each NEO, apart from the Chairman and CEO, whose compensation is discussed earlier.



Base Salary × Target Annual Incentive Opportunity (% of Salary) × [Business Performance × Individual Performance Multiplier] = Annual Incentive Award

Business Performance Metrics. Our annual incentive program applies metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. Compensation performance measures are selected taking our strategy and how shareholders evaluate the success of our business into consideration to drive effective execution and delivery of our performance goals. The Compensation Committee may make adjustments from time to time to facilitate year-over-year comparability of historical business performance and trends, which is consistent with how management evaluates performance results. The 2024 performance metrics that make up the Business Performance component of the annual incentive award are listed in the table below for each NEO:

	Ramon L. Laguarta PepsiCo	Jamie Caulfield PepsiCo	Steven Williams PFNA[1]	Silviu Popovici Europe	Becky Schmitt PepsiCo
Organic Revenue Performance	●	●	●	●	●
Free Cash Flow Excluding Certain Items	●	●	●	●	●
Core Constant Currency EPS Growth	●				
Relative Competitive Performance	●	●	●	●	●
Core Constant Currency Net Income Growth[7]	●	●			●
Core Constant Currency Operating Profit Growth			●	●	

(1)   Annual incentive award for Mr. Williams is based on Frito-Lay North America ("**FLNA**") and QFNA compensation performance measures.

To determine Mr. Laguarta's annual incentive, the Board of Directors reviews the above Business Performance metrics against predetermined targets as previously discussed in the "Chairman and CEO Performance Summary" section of this Proxy Statement. Business Performance for all other NEOs is calculated using a weighting established at the beginning of the performance period of 30% Organic Revenue Performance, 30% Core Constant Currency Net Income Growth[7]/Core Constant Currency Operating Profit Growth, 30% Relative Competitive Performance, and 10% Free Cash Flow Excluding Certain Items, with bonus scores capped at target if certain performance targets are not achieved.

Business Results. In determining annual incentive awards for 2024, the Compensation Committee assessed actual Company performance against the pre-established performance targets noted in the table below. Performance targets are set taking external guidance into consideration, the likelihood of achievement based on industry and macro trends, and expected performance relative to peers. Performance targets are designed to be rigorous, requiring commitment from our NEOs to ensure they deliver on our performance goals communicated to shareholders. While external guidance may be updated during the fiscal year, internal incentive goals used to determine performance-based award payouts for executive officers are not reset.

Performance Metrics[8]	Performance Targets	Actual Results
Organic Revenue Performance	4.5%	2.0%
Free Cash Flow Excluding Certain Items	$9.1 billion	$8.7 billion
Core Constant Currency EPS Growth	8.5%	9%
Core Constant Currency Net Income Growth[7]	8.6%	8%

Business unit performance targets and Relative Competitive Performance expectations, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to the Company. These targets were set at levels necessary to deliver our consolidated performance goals and generate value for shareholders.

In determining final annual incentive award payouts, the Compensation Committee considers actual business results relative to the performance targets outlined in the previous table, in addition to other quantitative and qualitative factors. The Compensation Committee engages in a robust and rigorous review of any exclusions made from results of operations for compensation purposes. If exercised, these adjustments may be positive or negative to ensure that executives are neither rewarded nor penalized for extraordinary factors outside of their control.

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[7]   Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

[8]   Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

Relative Competitive Performance ("RCP"). In addition to the financial performance measures outlined above, RCP is also used to determine annual incentive award payouts. RCP is a measure that assesses year-over-year market share change in applicable food and beverage categories such as savory, liquid refreshment beverages, cereals, and/or modern dairy, based on market share data reported by independent market research leaders and our analysis of other relevant factors, including data availability, data quality, strategic importance to a category, consumer perception, and brand equity.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on objectives related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving performance efficiencies, driving innovation, increasing customer satisfaction, and implementing sustainability initiatives. The strategic business imperatives are intended to be challenging. They can be both quantitative and qualitative and vary for each executive officer.

As pep+ is integrated into our core business strategy, executive officers are held accountable for strategic imperatives which drive action and progress towards our sustainability initiatives. As such, all executive officers have ESG goals incorporated into their individual performance objectives, generally tailored to the scope of their respective responsibilities.

The Compensation Committee thoroughly reviews all accomplishments for the performance year, evaluating each executive officer's progress towards the achievement of our broader sustainability initiatives as described in PepsiCo's ESG Summary, accessible through *www.pepsico.com*.

These outcomes are taken into consideration by the Compensation Committee, in conjunction with the executive officer's broader contributions to PepsiCo's business imperatives, translating into their Individual Performance Multiplier, which ranges from 0% to 150% to allow for enhanced differentiation in payouts.

NEO Performance Summary. In determining annual incentive awards for 2024, the Compensation Committee considered the following accomplishments by NEOs, other than the Chairman and CEO, who is discussed earlier.

	NEO Performance	2024 Compensation ($000)
Jamie Caulfield EVP and CFO, PepsiCo	■ Enabled PepsiCo to increase its dividend for the 52nd consecutive year in 2024, returning $8.2 billion in cash to shareholders ■ Continued supporting technical and digital transformation of the organization through rigorous planning and fund allocation ■ Refreshed spending policies and led initiatives to improve spend capabilities and compliance	Percent of Target: 81% Base Salary $700 2024 Annual Incentive Award $851 2024 LTI Award $3,250
Steven Williams CEO, PFNA	■ Faced headwinds in 2024, resulting in Organic Revenue Performance[9] of -0.5% and -14% for FLNA and QFNA, respectively, given the cumulative impacts of inflationary pressures and higher borrowing costs on consumer budgets ■ Made significant investments behind our Lay's brand which delivered notable improvement in performance trends ■ Built presence in multicultural and value conscious segments, improving in-store availability ■ Led negotiations to acquire Siete Foods and Sabra to expand and strengthen PFNA's brand ■ Enabled progress resuming production of certain products affected by the QFNA recall	Percent of Target: 58% Base Salary $892 2024 Annual Incentive Award $770 2024 LTI Award $4,500
Silviu Popovici CEO, Europe	■ Continued to deliver Organic Revenue Performance, remaining resilient in a volatile economy and precarious geopolitical environment, while leading the expansion of Core Operating Margin across PepsiCo ■ Gained or held savory share in Poland and beverages share in the U.K., Germany, and Poland ■ Announced a long-term partnership with Yara, the leading crop nutrition company in Europe, aimed at providing farmers with crop nutrition programs to help with decarbonization ■ Began initiative to increase chips and snacks production by 35% through investments in production processes, factory expansion, improved staff facilities, and a new warehouse in West Flanders	Percent of Target: 143% Base Salary $800 2024 Annual Incentive Award $1,714 2024 LTI Award $3,300
Becky Schmitt EVP and CPO, PepsiCo	■ Supported global productivity initiatives, rolling out programs that met demands of the business while minimizing negative associate impact ■ Expanded flexible benefits, increasing global footprint and providing associates with the option to personalize their benefits and participate in programs they find most valuable ■ Implemented Workforce Management program that resulted in notable improvements to the employee experience and payroll execution	Percent of Target: 99% Base Salary $725 2024 Annual Incentive Award $861 2024 LTI Award $2,600 Ms. Schmitt also received a $1,800,000 cash sign-on award payment in 2024 to offset compensation that was forfeited in connection with her departure from her prior employer

[9] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

Long-Term Incentive Awards

PepsiCo's LTI program is 100% performance-based. The design helps ensure an appropriate level of focus on successfully attaining critical performance goals and sustained appreciation in shareholder value relative to our peers.

The vesting of LTI awards is 100% performance-based, subject to the achievement of ambitious three-year financial targets aligned with the terms and conditions of PepsiCo's LTI program. The three-year cliff vesting provision also serves as a critical retention tool in an environment of competition for key talent.

Awards granted include two distinct components: PSUs and LTC awards. Each executive's target grant value is based on their role.



66%
Performance Stock Units
Based on operating metrics:
- Core Constant Currency EPS Growth
- Organic Revenue Performance

34%
Long-Term Cash
Based on TSR relative to proxy peer group

Performance Stock Units

The PSUs incentivize our executive officers to focus on critical performance objectives that we believe translate to sustainable shareholder returns over the long term. The PSUs pay out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share Growth** *3-year average of annual Core Constant Currency EPS Growth rates* A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom-line profitability.
+	
50% weighting	**Organic Revenue Performance** *3-year average of annual Organic Revenue Performance rates* A metric followed by shareholders that focuses on accelerated top-line growth and enhanced shareholder returns.
=	
Payout	0 - 200% of Target

Long-Term Cash Award

The LTC award focuses on relative TSR performance, strengthening alignment with long-term shareholder value creation. The LTC award is denominated and pays out in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

100% weighting	**Relative TSR Performance** TSR performance relative to our proxy peer group set at the time of grant over a 3-year performance period. PepsiCo's 3-year TSR ranking: **Threshold** 25%ile / **Target** Median / **Max** 100%ile Payout: **50%** / **100%** / **200%** *Above target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.*
Payout	0 - 200% of Target

Long-Term Incentive Award Payouts

2022 PSU Payout

As a result of strong three-year performance driven by investments made to fortify our businesses, the 2022 PSUs paid out at 200% of target.



3-YEAR AVERAGE OF ANNUAL CORE CONSTANT CURRENCY EPS GROWTH[10]

Threshold 5.0%	Target 7.0%	Max 10.3%
	Actual Result: 11.2%	
40% Payout	100% Payout	200% Payout

- PepsiCo's three-year (2022-2024) average Core Constant Currency EPS Growth[10] compensation performance measure of 11.2% was above the maximum of 10.3% set by the Compensation Committee in 2022

3-YEAR AVERAGE OF ANNUAL ORGANIC REVENUE PERFORMANCE[10]

Threshold 4.1%	Target 5.3%	Max 6.8%
	Actual Result: 8.6%	
20% Payout	100% Payout	200% Payout

- PepsiCo's three-year (2022-2024) average Organic Revenue Performance[10] compensation performance measure of 8.6% was above the maximum of 6.8% set by the Compensation Committee in 2022

Name	PSUs Granted	PSUs Earned	Payout of Target
Ramon L. Laguarta	57,699	115,398	200%
Jamie Caulfield[1]	0	0	N/A
Steven Williams	14,172	28,344	200%
Silviu Popovici	12,957	25,914	200%
Becky Schmitt[2]	0	0	N/A

[1] Mr. Caulfield was not eligible for any PSUs granted in 2022 as he was not an executive officer of PepsiCo at the time.

[2] Ms. Schmitt was not eligible for any PSUs granted in 2022 as she was not employed by or an executive officer of PepsiCo at the time.

2022 Long-Term Cash Award Payout

The 2022 LTC award paid out at 70% of target in light of our total return to shareholders, including dividends, in comparison to our proxy peer group over the three-year performance period.

3-YEAR RELATIVE TSR PERCENTILE VS. PROXY PEER GROUP



Threshold 25th %ile	Target 50th %ile	Max 100th %ile
Actual Result: 35th %ile		
50% Payout	100% Payout	200% Payout

- Based on PepsiCo's TSR of -4.6% for the three-year performance period ended on December 31, 2024, PepsiCo ranked at the 35th percentile relative to our proxy peer group

Name	LTC Granted ($000)	LTC Earned ($000)	Payout of Target
Ramon L. Laguarta	4,845	3,392	70%
Jamie Caulfield[1]	0	0	N/A
Steven Williams	1,190	833	70%
Silviu Popovici	1,088	762	70%
Becky Schmitt[2]	0	0	N/A

[1] Mr. Caulfield was not eligible for any LTC award granted in 2022 as he was not an executive officer of PepsiCo at the time.

[2] Ms. Schmitt was not eligible for any LTC award granted in 2022 as she was not employed by or an executive officer of PepsiCo at the time.

Special Long-Term Incentive Awards

Special PSU Award Grants

No special PSU awards were granted to NEOs in 2024, and no special PSU awards remain outstanding for our NEOs.

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[10] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

Retirement and Benefit Programs

Retirement and Post-Retiree Medical

- Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits versus other employees
- PepsiCo maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution plans for U.S. salaried employees hired in 2011 or later
- A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country plans
- Effective December 31, 2025, accruals for salaried employees under the defined benefit pension plans in which NEOs participate will be frozen and employees will participate in the defined contribution plans going forward with details described in the "2024 Retirement Benefits" section beginning on page 74
- Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees
- No NEOs were provided enhanced coverage, such as executive life insurance

Health and Mobility Benefits

- Executive officers receive the same healthcare benefits as other similarly situated employees
- U.S.-based medical benefits are generally the same for all participants in the Company's healthcare program; however, our executive officers are required to pay two to three times as much as non-executive employees for their coverage
- International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based program
- PepsiCo's global mobility program facilitates the assignment of global talent to positions in other countries by minimizing any financial detriment or gain to the employee from an international assignment
- Executive officers who relocate are supported under the mobility program available to all PepsiCo salaried employees, eligible for reimbursement of relocation expenses, such as household goods shipment and applicable taxes associated with moving

Perquisites

- Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical, and personal use of Company aircraft
- Certain executive officers may also be required to use Company ground transportation
- Based on an independent security study, the Compensation Committee generally requires the CEO to use Company aircraft to enhance personal safety and to increase time available for business purposes
- Certain exceptions allow the use of commercial aviation by the CEO provided that the PepsiCo Global Security Team has assessed the risk and trip itinerary in advance, establishing a travel security protocol
- Executives are fully responsible for their personal income tax liability associated with personal use of Company aircraft
- A select few executive officers who are permitted to use Company aircraft, other than the CEO, must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee
- Personal use of Company aircraft above a predetermined hour threshold for executive officers other than the CEO must be approved by the CEO on a case-by-case basis

Executive Income Deferral

- Under the PepsiCo Executive Income Deferral Program (the "**EIDP**"), eligible U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis
- Executives may elect to have their deferral accounts notionally invested in market-based funds, including the PepsiCo Common Stock Fund
- The EIDP does not guarantee a rate of return, does not match deferrals, and none of the funds provide "above market" earnings
- The EIDP is a non-qualified and unfunded program in which account balances are unsecured and at-risk, with its material features described in the "2024 Non-Qualified Deferred Compensation" section beginning on page 78

Peer Group

The Compensation Committee assesses the composition of the proxy peer group annually.

How the Compensation Peer Group is Selected	▪ Comparable size (based on revenue and market capitalization) ▪ Strong consumer brands ▪ Innovative culture ▪ PepsiCo's competitors for executive talent ▪ Primary focus on business-to-consumer model ▪ Significant international operations
How Compensation Peer Group is Used	▪ To help evaluate whether executive officer pay levels are aligned with Company performance on a relative basis ▪ To calculate our relative TSR performance over a three-year performance period and determine payout of the LTC award ▪ To assess competitiveness of executive compensation plan design and benefit prevalence

PEPSICO 2024 COMPENSATION PEER GROUP

3M Company	Johnson & Johnson	The Procter & Gamble Company
Anheuser-Busch InBev SA/NV	The Kraft Heinz Company	Starbucks Corporation
The Coca-Cola Company	McDonald's Corporation	Unilever PLC
Colgate-Palmolive Company	Mondelēz International, Inc.	United Parcel Service, Inc.
Danone S.A.	Nestlé S.A.	Verizon Communications Inc.
FedEx Corporation	NIKE, Inc.	Walmart Inc.
General Mills, Inc.	Pfizer Inc.	The Walt Disney Company

PEPSICO VS. 2024 PEER GROUP



*   Based on the four fiscal quarters ended prior to December 28, 2024 and publicly available as of March 1, 2025

**   Based on 2024 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board has incorporated strong governance features into our executive compensation programs.

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company.









Balanced Performance Metrics

The annual incentive program utilizes balanced financial measures consisting of top-line metrics (such as organic revenue), bottom-line metrics (such as operating profit), and metrics designed to enhance capital management (such as cash flow).

Accountability for Prior Business Unit Results

All or a portion of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is generally determined based on the prior business unit's results to hold the executive officer accountable for sustained performance.

Emphasis on Long-Term Shareholder Value Creation

LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of delivering exceptional long-term performance results and stock price performance relative to a peer group.

Stringent Clawback Provisions

Under PepsiCo's programs, the Company has the right to cancel and recoup awards and gains from an executive in certain circumstances, such as an act of gross misconduct. Recovery may be initiated even if there was no misconduct or failure of oversight on the part of an executive.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



CEO	**8x annual salary**
CFO and Business Unit CEOs	**4x annual salary**
All Other Executive Officers	**2x annual salary**

22 x Annual Salary

The value of shares and share equivalents of PepsiCo Common Stock held by PepsiCo's Chairman and CEO as of December 31, 2024

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in a 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs and Restricted Stock Units ("**RSUs**") granted under the LTI Plan do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. All of PepsiCo's executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board adopted the Share Retention Policy. The policy limits the sale proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options.

Any sale proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs have an employment contract or separation agreement, and we do not maintain formal programs or policies that guarantee cash severance or continued access to health and welfare benefits in the event of an involuntary termination of employment. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments and benefits to departing executives upon their termination. Such terminations are addressed on a case-by-case basis, taking into consideration the nature of the termination and a variety of other factors.

Cash Severance Policy

The Compensation Committee adopted the PepsiCo, Inc. Executive Officer Cash Severance Policy in 2024 under which the Company will seek shareholder ratification of any new employment, severance or separation agreement with an executive officer, or any new severance plan or policy covering an executive officer, that provides for "cash severance benefits" (as defined in such policy) exceeding 2.99 times the sum of the executive officer's base salary and target annual incentive award (or average of prior three years of actual annual incentive awards, if greater). Under this policy, "cash severance benefits" include cash payments such as those made in connection with the termination of an executive officer's employment or to secure an agreement with an executive officer to not compete with the Company. Certain payments are excluded from this policy, including those made in accordance with the terms of the shareholder-approved LTI Plan, settlements of claims asserted against the Company by an executive officer, payments for services provided following termination, and distributions made from the Company's benefit programs.

Clawback Provisions

Compliance with our Global Code of Conduct, as well as *Acting with Integrity,* one of the seven guiding behaviors of *The PepsiCo Way,* are fundamental to doing business the right way. To reinforce the importance of this, PepsiCo's executive compensation programs have stringent clawback provisions which allow the Company to cancel outstanding awards from the EICP and LTI Plan, to enforce the repayment of gains from the exercise of any stock options granted under the LTI Plan and to recoup the value of awards, regardless of whether they are performance- or time-based, that have vested and/or paid out from the EICP and LTI Plan.

Clawback provisions are triggered in the event an executive engages in behavior that may be detrimental to the Company, such as the breaching of non-competition, non-solicitation or non-disclosure clauses, or an act of gross misconduct.

In addition, the Compensation Committee adopted the PepsiCo, Inc. Compensation Recovery Policy for Covered Executives in 2023, which requires recovery of incentive-based compensation erroneously received by current and former executive officers, in the event of an accounting adjustment to the Company's financial results, over the three years prior to an accounting restatement. This policy supplements the clawback provisions described above. In the case of erroneous payments, recovery is initiated even if there was no misconduct or failure of oversight on the part of an individual executive.

Change in Control Provisions

PepsiCo does not maintain formal policies for our NEOs that provide for predetermined cash severance, continued health and welfare benefits, pension service credit, tax gross-ups, or any other change in control benefits other than change in control protections under the shareholder-approved LTI Plan.

The LTI Plan provides non-employee directors and all employees, including executive officers, change in control protection for their LTI awards. Outstanding unvested awards vest and performance-based awards are payable in accordance with their terms as if performance metrics have been achieved at the target performance level in the event that the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo (i.e., "double trigger" vesting) or if the acquiring entity fails to assume or replace the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change in control and to align with prevailing governance practices.

Prohibition on Hedging and Pledging

Our Insider Trading Policy prohibits employees, including executive officers, from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps, or engaging in short sales). In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices include generally making grants on fixed pre-established grant dates and ensuring all grants are made at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates. PepsiCo grants stock options to employees on an annual basis; however, executive officers do not receive stock options. PepsiCo currently does not grant stock appreciation rights or similar option-like instruments. During the last fiscal year, the Compensation Committee did not take material nonpublic information into account when determining the timing or terms of stock options, nor did the Company time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

- Under the Company's equity grant practices, stock options are granted only on pre-determined dates. The terms and conditions of stock option grants to employees are generally approved at a meeting of the Compensation Committee that is held during February, and the grants are made effective on March 1, July 1, and October 1. During 2024, PepsiCo did not grant stock options, stock appreciation rights or similar option-like instruments to any NEO.
- Stock option, PSU, and RSU grants are awarded under our shareholder-approved LTI Plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.
- PepsiCo does not backdate, reprice, or grant stock options retroactively. Our shareholder-approved LTI Plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.
- PepsiCo is responsible in the use of shares under our LTI Plan, with share utilization below our peer group median.
- Equity award grants to executive officers are approved by a subcommittee of the Compensation Committee consisting entirely of non-employee directors, as that term is defined in Rule 16b-3 of the Exchange Act.

Tax Considerations

Historically, the Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code in establishing compensation for our executive officers, with a primary objective of supporting PepsiCo's business needs and workforce strategy.

Effective with the January 1, 2018 taxation year, the Section 162(m) performance-based exception is no longer applicable and the $1 million deduction limit applies to the CEO, CFO, and the top three other highest compensated executive officers in the year. The deduction limit also applies to all those who were subject to the limit in any prior year after 2016, and it continues to apply to compensation paid at any time, including after termination or retirement and after death.

Our Decision-Making Process

Compensation Committee

The Compensation Committee oversees and evaluates PepsiCo's executive compensation programs against competitive practices, regulatory developments, and corporate governance trends.



JAN | FEB | MAR | APR | MAY | JUN | JUL | AUG | SEP | OCT | NOV | DEC

February Meeting

- Certifies performance-based incentive payouts
- Recommends CEO compensation to independent members of the Board without management input
- Approves executive officer compensation based on Company performance, market data, responsibilities, and other factors

March Meeting

- Sets specific performance targets for executive officer incentive awards
- Reviews compensation-related disclosures for Proxy Statement

September Meeting

- Reports to the Board regarding director compensation and stock ownership guidelines
- Establishes peer group companies used to benchmark Company performance and executive officer compensation
- Reviews trends and best practices in executive compensation

November Meeting

- Reviews Committee Charter, Committee's assessment results, and work plan for the following year
- Reviews and approves executive compensation policies, such as stock ownership and clawback provisions, as needed

Compensation Committee meetings may occur on a more frequent basis in the event of ad hoc matters for discussion or approval.

Independent Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor, and considers analysis and advice from FW Cook when making compensation decisions

- Provides recommendations on Chairman and CEO compensation directly to the Compensation Committee
- Regularly reviews the Company's executive compensation programs, in cooperation with management, and advises the Committee of changes that may be made to better reflect evolving best practices and improve effectiveness
- Regularly reviews the Company's compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness
- All services performed by FW Cook have been limited to executive and director compensation consulting
- FW Cook is prohibited from undertaking any other work with PepsiCo management or employees and has direct access to Compensation Committee members without management involvement
- The Compensation Committee assessed FW Cook's independence under SEC regulations and Nasdaq listing standards, and concluded that there is no conflict of interest

PepsiCo Management

PepsiCo's management team is responsible for providing input to the Compensation Committee with respect to compensation decisions for PepsiCo's executive officers (other than the Chairman and CEO)

- Provides input regarding PepsiCo's business strategy and performance
- Regularly reviews shareholder feedback which is taken into consideration when reevaluating and/or designing the Company's executive compensation programs
- The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of agreed-upon objectives and other leadership accomplishments
- The Chairman and CEO provides the Compensation Committee with performance evaluations and pay recommendations for other executive officers

2024 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 28, 2024 in accordance with SEC rules. We encourage you to also review a summary of the Chairman and CEO's performance and pay decisions beginning on page 53 for a description of how compensation is viewed by PepsiCo's Board.

Name and Principal Position	Year[1]	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Non-Equity Incentive Plan Compensation ($) — Subtotal for Annual Payouts ($)[5]	Subtotal for Long-Term Payouts ($)[6]	Total for Annual and Long-Term Payouts ($)[7]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[8]	All Other Compensation ($)[9]	Total ($)
Ramon L. Laguarta Chairman of the Board and Chief Executive Officer	2024	1,763,462	—	11,005,571	3,375,000	3,391,500	6,766,500	8,741,242	537,984	28,814,759
	2023	1,688,462	—	10,230,075	6,750,000	6,667,400	13,417,400	7,746,199	824,076	33,906,212
	2022	1,644,712	—	9,404,937	6,320,000	6,164,200	12,484,200	4,251,779	602,600	28,388,228
Jamie Caulfield EVP and CFO	2024	700,000	—	2,144,941	850,500	—	850,500	669,477	48,542	4,413,460
	2023	498,615	—	1,261,467	612,100	210,540	822,640	638,757	125,770	3,347,249
Steven Williams CEO, PFNA	2024	892,308	—	2,969,969	770,400	833,000	1,603,400	2,464,533	138,240	8,068,450
	2023	842,308	—	2,640,069	2,013,690	1,509,600	3,523,290	2,791,721	189,341	9,986,729
	2022	815,385	—	2,310,036	2,594,880	1,761,200	4,356,080	484,099	146,890	8,112,490
Silviu Popovici CEO, Europe	2024	800,000	—	2,177,955	1,713,600	761,600	2,475,200	458,721	360,462	6,272,338
	2023	791,667	—	2,112,021	2,434,380	1,509,600	3,943,980	385,513	414,260	7,647,441
	2022	764,423	—	2,111,991	2,059,430	2,264,400	4,323,830	297,469	1,886,345	9,384,058
Becky Schmitt EVP and CPO	2024	725,000	1,800,000	1,715,920	861,300	—	861,300	—	170,632	5,272,852

[1] Mr. Caulfield and Ms. Schmitt were not NEOs prior to 2023 and 2024, respectively, and as a result, only the compensation information for the years they were NEOs is included in the Summary Compensation Table.

[2] In 2022, the salary amounts reflect the actual base salary payments made to the NEOs during the fiscal year, which included a 53rd week. Mr. Caulfield's salary in 2023 reflects his promotion to EVP and CFO, PepsiCo effective November 30, 2023.

[3] The amount reported for Ms. Schmitt is a payment made to offset compensation that was forfeited in connection with her departure from her prior employer, which she received on the first anniversary of her start date.

[4] The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

For 2024, the amounts reported in this column represent the grant date fair value of PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 200% of the target number of PSUs granted. The following table reflects the grant date fair value of the PSU awards at below-threshold, target, and maximum performance earn-out levels.

Name	Value of 2024 PSU Awards — Below Threshold	At Target Level ($)	At Maximum 200% Level ($)
Ramon L. Laguarta	—	11,005,571	22,011,142
Jamie Caulfield	—	2,144,941	4,289,882
Steven Williams	—	2,969,969	5,939,938
Silviu Popovici	—	2,177,955	4,355,910
Becky Schmitt	—	1,715,920	3,431,840

[5] As described in the "2024 Annual Incentive Award" section of the Compensation Discussion and Analysis beginning on page 57 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

[6] As described in the "Long-Term Incentive Award Payouts" section of the Compensation Discussion and Analysis on page 62 of this Proxy Statement, the Long-Term Payout amounts reported for 2024 reflect compensation earned for performance over a three-year period (2022-2024) under the LTC award granted in 2022 and paid in March 2025. Mr. Caulfield and Ms. Schmitt were not executive officers in 2022 and did not receive a LTC award that year.

[7] Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan Compensation.

(8) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. As PepsiCo does not provide above market or preferential rates on non-qualified deferred compensation, notional earnings are not included in this column for any NEOs who may participate in a non-qualified deferred compensation plan. The change in pension value reflects changes in age, service, earnings, and market-based assumptions used to determine present value in each year. Ms. Schmitt was hired after December 31, 2010 and is therefore not eligible to participate in any defined benefit pension plans sponsored by PepsiCo.

(9) The following table provides the details for the amounts reported for 2024 for each NEO:

Name	Personal Use of Company Aircraft ($)[A]	Car Allowance and Personal Use of Ground Transportation ($)[B]	Global Mobility ($)[C]	Company Contributions to Defined Contribution Plans ($)[D]	Charitable Contributions ($)[E]	Total All Other Compensation ($)
Ramon L. Laguarta	392,694	27,394	105,896	—	12,000	537,984
Jamie Caulfield	—	25,350	23,192	—	—	48,542
Steven Williams	82,890	25,350	—	—	30,000	138,240
Silviu Popovici[F]	—	39,284	321,178	—	—	360,462
Becky Schmitt	—	25,350	—	144,282	1,000	170,632

(A) Personal use of Company aircraft is valued based on the aggregate incremental cost to the Company, which is generally allocated based on variable operating costs (such as fuel, maintenance, landing fees, crew expenses, catering, and en route charges) or the cost associated with the use of a charter aircraft. Infrequently, an executive's spouse or other family member may fly on Company aircraft. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft.

(B) Car allowance and personal use of ground transportation includes cash allowance for car usage, cost associated with personal use of a Company-provided vehicle, or the aggregate incremental cost to the Company for Company-provided ground transportation (such as estimated fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may use a Company-provided vehicle. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company-provided ground transportation. The value shown for Mr. Popovici is the annual lease for his Company-provided vehicle as well as estimated fuel used in 2024, converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.1345 USD for 2024.

(C) The amounts reported reflect the expense for benefits provided pursuant to PepsiCo's standard global mobility program as a result of Mr. Laguarta's relocation to the U.S., Mr. Caulfield's relocation to New York, and Mr. Popovici's global mobility benefits in Switzerland. These benefits include tax preparation assistance, housing, cost-of-living and home-leave allowances, and household goods storage. The global mobility program facilitates the assignment of employees to positions within and outside their home country by minimizing any financial detriment or gain to the employee from the assignment.

(D) Ms. Schmitt participated in the ARC and ARC-E programs described under the "2024 Retirement Benefits" section beginning on page 74 of this Proxy Statement and the "2024 Non-Qualified Deferred Compensation" section beginning on page 78 of this Proxy Statement.

(E) The amounts reported in this column represent PepsiCo Foundation matching gifts, and other charitable contributions or commitments. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations. The PepsiCo Foundation annual contributions are generally capped at a total of $10,000, which was increased by $20,000 in October 2024 during our annual Company-wide giving campaign that encourages associates to give back, for a maximum of $30,000 for the fiscal year. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. With respect to Messrs. Laguarta and Williams and Ms. Schmitt, the PepsiCo Foundation made matching contributions of $12,000, $30,000, and $1,000, respectively.

(F) A portion of global mobility benefits provided to Mr. Popovici while in Switzerland was paid in Swiss Francs and converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.1345 USD for 2024.

2024 Grants of Plan-Based Awards

The following table summarizes grants of annual incentive awards, LTC awards, and PSUs provided to NEOs in 2024. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement.

Name	Grant Date[1]	Approval Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[2]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Ramon L. Laguarta	—	2/7/2024	Annual Incentive[3][4]	—	3,525,000	7,050,000				
	3/1/2024	2/7/2024	Long-Term Cash[5]	—	5,669,500	11,339,000				
	3/1/2024	2/7/2024	PSUs[6]				—	67,005	134,010	11,005,571
Jamie Caulfield	—	2/7/2024	Annual Incentive[3]	—	1,050,000	3,150,000				
	3/1/2024	2/7/2024	Long-Term Cash[5]	—	1,105,000	2,210,000				
	3/1/2024	2/7/2024	PSUs[6]				—	13,059	26,118	2,144,941
Steven Williams	—	2/7/2024	Annual Incentive[3][4]	—	1,337,500	4,012,500				
	3/1/2024	2/7/2024	Long-Term Cash[5]	—	1,530,000	3,060,000				
	3/1/2024	2/7/2024	PSUs[6]				—	18,082	36,164	2,969,969
Silviu Popovici	—	2/7/2024	Annual Incentive[3]	—	1,200,000	3,600,000				
	3/1/2024	2/7/2024	Long-Term Cash[5]	—	1,122,000	2,244,000				
	3/1/2024	2/7/2024	PSUs[6]				—	13,260	26,520	2,177,955
Becky Schmitt	—	2/7/2024	Annual Incentive[3]	—	870,000	2,610,000				
	3/1/2024	2/7/2024	Long-Term Cash[5]	—	884,000	1,768,000				
	3/1/2024	2/7/2024	PSUs[6]				—	10,447	20,894	1,715,920

[1] Consistent with prior years, 2024 PSUs and LTC awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 7, 2024 and the grant date was March 1, 2024.

[2] The amounts reported represent the aggregate grant date fair value of all PSUs granted to NEOs in 2024 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

[3] The amounts reported reflect the potential range of 2024 annual cash incentive awards under the EICP, as described in the "2024 Annual Incentive Award" section of the Compensation Discussion and Analysis beginning on page 57 of this Proxy Statement.

[4] The target and maximum annual incentive for Messrs. Laguarta and Williams reflect pro-rated increases due to base salary adjustments received in February 2024.

[5] The amounts reported reflect the potential range of 2024 LTC award payouts under the shareholder-approved LTI Plan. The actual LTC award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on PepsiCo's TSR relative to the proxy peer group over the three-year performance period and will be paid out on the third anniversary of the grant date.

[6] The actual number of shares of PepsiCo Common Stock that are earned for the 2024 PSUs will be determined based on the level of achievement attained with respect to Core Constant Currency EPS Growth and Organic Revenue Performance consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PSUs earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PSUs that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PSUs that may be paid out if the performance targets are exceeded.

The PSUs earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 or older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2024 fiscal year-end, Messrs. Laguarta, Williams, and Popovici are eligible for pro-rata vesting and Mr. Caulfield is eligible for full vesting.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock option, PSU, and RSU awards as of December 28, 2024 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis beginning on page 61 of this Proxy Statement. No LTI award granted to an NEO has been transferred to any other person, trust, or entity.

	Option Awards						Stock Awards[1][2]					
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ramon L. Laguarta							3/1/2024	3/1/2027	—	—	67,005	10,244,394
							3/1/2023	3/1/2026	—	—	59,825	9,146,644
							3/1/2022	3/1/2025	—	—	57,699	8,821,600
Jamie Caulfield	14,581	—	131.25	3/1/2021	3/1/2024	2/28/2031						
	11,600	—	131.25	3/1/2020	3/1/2023	2/28/2030						
							3/1/2024	3/1/2027	—	—	13,059	1,996,591
Steven Williams							3/1/2024	3/1/2027	—	—	18,082	2,764,557
							3/1/2023	3/1/2026	—	—	15,439	2,360,469
							3/1/2022	3/1/2025	—	—	14,172	2,166,757
Silviu Popovici							3/1/2024	3/1/2027	—	—	13,260	2,027,321
							3/1/2023	3/1/2026	—	—	12,351	1,888,344
							3/1/2022	3/1/2025	—	—	12,957	1,980,996
Becky Schmitt							3/1/2024	3/1/2027	—	—	10,447	1,597,242
							6/1/2023	3/1/2026	—	—	9,442	1,443,587
							6/1/2023	6/1/2025	2,751[4]	420,600	—	—

[1] Each of the PSU awards listed in the table vests three years after the grant date (with the exception of Ms. Schmitt's 2023 PSU award which was granted upon hire with a vesting period of 33 months), subject to continued service with PepsiCo through the vesting date and achievement of applicable performance targets during a three-year performance period. Each of the awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets. As of 2024 fiscal year-end, Messrs. Laguarta, Williams, and Popovici are eligible for pro-rata vesting and Mr. Caulfield is eligible for full vesting.

[2] The market value of unvested PSUs and RSUs reflected in the table have been calculated by multiplying the number of unvested PSUs and RSUs by $152.89, PepsiCo's closing stock price on December 27, 2024, the last trading day of the 2024 fiscal year.

[3] The numbers displayed in this column reflect the target number of PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

[4] The reported award reflects RSUs granted to Ms. Schmitt to offset compensation that was forfeited in connection with her departure from her prior employer. 50% of this award vested on June 1, 2024 and the remaining 50% is scheduled to vest on June 1, 2025, subject to continued employment.

2024 Option Exercises and Stock Vested

| Name | Option Awards[1] | | Stock Awards[2] | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[4]
Ramon L. Laguarta	—	—	133,258	21,870,969
Jamie Caulfield	—	—	7,377	1,210,750
Steven Williams	—	—	30,172	4,951,980
Silviu Popovici	—	—	30,172	4,951,980
Becky Schmitt	—	—	2,751	471,095

[1] Stock option exercises are executed in a manner consistent with PepsiCo's Share Retention Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 65 of this Proxy Statement.

[2] The following table lists PSU and RSU awards that vested in 2024 for the NEOs.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Ramon L. Laguarta	PSUs	3/1/2021	3/1/2024	66,629	133,258	21,870,969	1,996,538
Jamie Caulfield	RSUs[A]	3/1/2023	3/1/2024	7,377	7,377	1,210,750	45,811
Steven Williams	PSUs	3/1/2021	3/1/2024	15,086	30,172	4,951,980	452,052
Silviu Popovici	PSUs	3/1/2021	3/1/2024	15,086	30,172	4,951,980	452,052
Becky Schmitt	RSUs[B]	6/1/2023	6/1/2024	5,502	2,751	471,095	13,920

[A] The award granted to Mr. Caulfield was awarded prior to his promotion to his senior executive officer role and associated pay structure. The RSU award granted on March 1, 2023 vested on March 1, 2024 as Mr. Caulfield was eligible for full vesting having reached age 62 with at least 10 years of service.

[B] The RSU award granted to Ms. Schmitt was granted on her date of hire to offset compensation that was forfeited in connection with her departure from her prior employer. 50% of this award vested on June 1, 2024 and the remaining 50% is scheduled to vest on June 1, 2025, subject to continued employment.

[3] The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The number of shares and value realized on exercise include shares that were withheld at the time of exercise to satisfy tax withholding requirements.

[4] The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting include shares that were withheld at the time of vesting to satisfy tax withholding requirements.

2024 Retirement Benefits

A summary of defined benefit and defined contribution plans sponsored by PepsiCo that our NEOs participated in during 2024 are described in the tables below. Benefits for the NEOs who participate in these plans are generally determined using the same formula as for other eligible employees. NEOs receive no enhancements that are not available to other eligible employees in each plan.

As disclosed in prior year Proxy Statements, in December 2020, PepsiCo announced that future service accruals for salaried employees would cease under the defined benefit pension plans outlined below, effective December 31, 2025, and going forward all salaried employees would participate in the defined contribution plans, which are also summarized below.

	PepsiCo Employees Retirement Plan I ("PERP-I")	PepsiCo Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Eligible NEOs	■ Ramon L. Laguarta (early retirement eligible) ■ Jamie Caulfield (retirement eligible) ■ Steven Williams (early retirement eligible)		■ Ramon L. Laguarta (frozen)
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. salaried employees hired prior to January 1, 2011	Employees eligible to participate in the PERP-I whose benefits under the PERP-I are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens hired prior to January 1, 2011 who were active participants in a defined benefit retirement plan sponsored by their home country and were unable to remain in that plan during their assignment outside their home country, designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits generally payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity, or a combination of a partial lump sum and an annuity	■ Benefits accrued and vested by December 31, 2004 are generally paid in the same form and at the same time the PERP-I benefits are paid ■ Benefits accrued or vested after December 31, 2004 are payable at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits generally payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity, or a combination of a partial lump sum and an annuity
Benefit Timing	■ Normal retirement benefits payable at age 65 with 5 years of service ■ Unreduced early retirement benefits payable as early as age 62 with 10 years of service ■ Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		

	PepsiCo Employees Retirement Plan I ("PERP-I")	PepsiCo Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Retirement Benefit Formula	A single life annuity beginning at normal retirement age generally determined as follows: ■ 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual bonus compensation, limited by Internal Revenue Code regulations), based on service and earnings up to December 31, 2025 ■ Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to applicable monthly Social Security covered compensation, multiplied by the executive's years of service up to 35, based on service and earnings up to December 31, 2025	■ Same terms and conditions as the PERP-I as determined without regard to the Internal Revenue Code limitations on compensation and benefits ■ Offset by the actual benefit payable under the PERP-I	■ Substantially the same as the formula under the PERP-I and the PEP, without the Social Security offset ■ Offset by retirement benefits paid under any other Company plan or government mandated retirement program
Disability/ Death Benefits	■ All participants who become disabled after 10 years of service and remain disabled until retirement generally receive continued service for the duration of their disability, but not past December 31, 2025 ■ If an employee dies, the spouse or domestic partner of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse, domestic partner, or estate of an active retirement-eligible participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's or domestic partner's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant dies, the spouse or domestic partner of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option
Deferred Vested Benefits	■ For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service ■ Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's years of credited service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 ■ Deferred vested benefits under the PERP-I and PIRP-DB are payable as an annuity commencing at age 65; however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PERP-I is eligible for a one-time lump sum benefit within 365 days of termination, provided that the participant does not have a PEP benefit that vested prior to 2005. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable at the later of age 55 or termination (subject to a six-month delay and form of payment restrictions under Section 409A of the Internal Revenue Code)		

	PepsiCo Savings Plan - Automatic Retirement Contribution Program ("ARC")	**PepsiCo International Retirement Plan - Defined Contribution Program ("PIRP-DC")**
Eligible NEOs	▪ Becky Schmitt	▪ Silviu Popovici
Type of Plan	Qualified defined contribution plan	Non-qualified defined contribution plan
Eligibility	Generally covers U.S. salaried employees hired on or after January 1, 2011	Generally covers non-U.S. citizens hired on or after January 1, 2011 who are unable to remain in their home country retirement plan during their assignment outside their home country and are designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution or in installments	Benefits are payable as a single lump sum distribution
Benefit Timing	Vested account balance payable following retirement/termination	
Retirement Benefit Formula	▪ Contributions are determined by multiplying a percentage (range of 2% to 9% based on age and years of service) by eligible pay, subject to Internal Revenue Code limitations ▪ PepsiCo provides a matching contribution of 50% up to either 4% or 6% of eligible pay, based on years of service	▪ Pay Credits are determined by multiplying the eligible pay credit percentage (ranging from 5% to 12%) by the eligible annualized pay ▪ Interest Credits are allocated based on the U.S. 30-year Treasury rate ▪ Offset by retirement benefits paid under any other Company plan or government mandated retirement program
Disability/Death Benefits	If the participant dies, the spouse, domestic partner, or beneficiary is entitled to receive the vested account balance	
Deferred Vested Benefits	Vested account balance payable following retirement/termination	

The Present Value of Accumulated Benefit reported in the 2024 Pension Benefits Table below represents the accumulated benefit obligation for benefits earned to date, based on age, service, and earnings through the measurement date of December 28, 2024.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Ramon L. Laguarta[2]	PepsiCo International Retirement Plan - DB	21.0	4,212,832	—
	PepsiCo Employees Retirement Plan I	7.3	227,087	—
	PepsiCo Pension Equalization Plan		34,311,838	—
Jamie Caulfield	PepsiCo Employees Retirement Plan I	31.1	1,700,371	—
	PepsiCo Pension Equalization Plan		4,088,159	—
Steven Williams	PepsiCo Employees Retirement Plan I	28.0	1,415,757	—
	PepsiCo Pension Equalization Plan		9,762,693	—
Silviu Popovici	PepsiCo International Retirement Plan - DC	7.3	2,038,053	—

[1] The amounts with respect to the defined benefit plan provisions have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older); discount rate of 5.70% for the PepsiCo Employees Retirement Plan I, 5.61% for the PepsiCo Pension Equalization Plan, and 5.70% for the PepsiCo International Retirement Plan; and benefits were converted to lump sums based on a 5.75% lump sum conversion rate at retirement.

[2] The amounts reported for Mr. Laguarta above reflect his transition to the U.S. on September 1, 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan - DB commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S.

2024 Non-Qualified Deferred Compensation

Executive Income Deferral Program

Eligible NEOs	- Jamie Caulfield - Steven Williams
Description	Non-qualified and unfunded program that allows certain U.S.-based eligible employees to defer a portion of their annual compensation to a later date. The participants' balances are unsecured, subject to the claims of PepsiCo's creditors and may be forfeited in the event of the Company's bankruptcy
Deferral Limits	Eligible PepsiCo executives may defer up to 75% of base salary and 100% of annual cash incentive compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return on their notional accounts based on investments in the phantom funds selected by the executives (listed in footnote 4 of the table below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide above market earnings
Distributions	- At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service - Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date - Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually, or annually) over a period of up to 20 years and up to age 80

For additional detail on PepsiCo's EIDP, refer to the "Executive Income Deferral" section of the Compensation Discussion and Analysis on page 63 of this Proxy Statement.

Supplemental Savings Program

Eligible NEOs	▪ Becky Schmitt participates in the PepsiCo Automatic Retirement Contribution Equalization Program (the "**ARC-E**")
Description	The ARC-E is a non-qualified, non-elective defined contribution deferred compensation plan sponsored by PepsiCo to provide benefits to employees whose benefits under the ARC portion of the PepsiCo Savings Plan are limited due to Internal Revenue Code limitations on qualified plan compensation and contributions
Eligibility	Generally covers U.S. salaried employees hired on or after January 1, 2011
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution
Benefits Timing	▪ Vested account balance payable following retirement/separation from service ▪ Payments made to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Retirement Benefits Formula	Contributions have the same terms and conditions as ARC described in the "2024 Retirement Benefits" section beginning on page 74 without regard to the Internal Revenue Code limitations on compensation and contributions, offset by actual contributions to the ARC
Disability/Death Benefits	A participant's account balance vests upon long-term disability, and if the participant dies, the account balance vests and the spouse, domestic partner, or beneficiary is entitled to receive the vested account balance

The following table provides information regarding participation by NEOs in our non-qualified deferred compensation programs during 2024 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year-End ($)[4]
Jamie Caulfield	—	—	(2,544)	467,343	—
Steven Williams	—	—	238,608	1,482,393	1,631,360
Becky Schmitt	—	107,362	8,763	—	119,845

[1] Contributions are made in accordance with the ARC-E provisions and are being disclosed as a component of "All Other Compensation" in the 2024 Summary Compensation Table.

[2] PepsiCo does not provide above market or preferential rates and, as a result, the notional earnings are not included in the 2024 Summary Compensation Table.

[3] The amounts reported for Mr. Caulfield and Mr. Williams represent the distribution of their previously deferred annual incentive compensation.

[4] None of the amounts reported in this column are reflected in the 2024 Summary Compensation Table with respect to Mr. Williams. Deferral balances of NEOs under the EIDP were notionally invested in the following phantom funds and earned the following rates of return in 2024: BlackRock LifePath Retirement Fund: +7.29%, BlackRock International Equity Index Fund: +4.48%, BlackRock Small Cap Equity Index Fund: +12.03%, BlackRock Mid Cap Equity Index Fund: +14.46%, BlackRock Large Cap Equity Index Fund: +26.89%, BlackRock Total U.S. Equity Index Fund: +25.56%, Security Plus Fund: +2.89%, Dodge & Cox Bond Separate Account: +2.42%, and Defined Applicable Federal Rate (AFR) Fund: +5.27%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates, or resigns from PepsiCo for any reason as of fiscal year-end, they would be entitled to a retirement benefit and any outstanding balance calculated in accordance with the terms and conditions disclosed in the "2024 Retirement Benefits" section beginning on page 74 of this Proxy Statement and in the "2024 Non-Qualified Deferred Compensation" section beginning on page 78 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability, or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, special awards fully vest. Even after vesting, PSUs and LTC awards remain subject to the achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested stock options, PSUs, RSUs, and LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 28, 2024, the last day of the 2024 fiscal year, due to termination without cause, retirement, death, or long-term disability:

Name	Termination/Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Ramon L. Laguarta	27.3	18.5	18.5	—
Jamie Caulfield	3.2	—	—	—
Steven Williams	6.9	4.9	4.9	—
Silviu Popovici	5.9	3.7	3.7	—
Becky Schmitt	—	5.4	5.4	—

[1] The PSUs and RSUs were valued at a price of $152.89, PepsiCo's closing stock price on December 27, 2024, the last trading day of the 2024 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested PSUs, RSUs, and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2024 fiscal year-end, Messrs. Laguarta, Williams, and Popovici are eligible for pro-rata vesting of annual LTI awards, and Mr. Caulfield is eligible for full vesting of annual LTI awards.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock options, PSUs, RSUs and LTC awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of the stock options, PSUs, RSUs, LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and
- the value of the stock options, PSUs, RSUs, LTC awards, and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason or if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

Name	Change in Control ($ in millions)	
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Ramon L. Laguarta	—	18.5
Jamie Caulfield	—	—
Steven Williams	—	4.9
Silviu Popovici	—	3.7
Becky Schmitt	—	5.4

[1] The amounts reported in this column assume that both the change in control and termination occurred on December 28, 2024, the last day of the 2024 fiscal year. The PSUs and RSUs were valued based on PepsiCo's $152.89 closing stock price on December 27, 2024, the last trading day of the 2024 fiscal year. Amounts do not include vested options that have already been earned due to continued service or unvested PSUs, RSUs, and LTC awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2024 fiscal year-end, Messrs. Laguarta, Williams, and Popovici are eligible for pro-rata vesting of annual LTI awards, and Mr. Caulfield is eligible for full vesting of annual LTI awards.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

The Compensation Committee

Cesar Conde, Chair	Dina Dublon	Robert C. Pohlad
David C. Page	Daniel Vasella	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such report by reference.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of our CEO to that of our median employee. As a global organization, we have employees operating in 79 countries serving customers and consumers in more than 200 countries and territories. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location, while also linking compensation to Company and individual performance.

To provide context for this disclosure, it is important to understand the scope of our operations.

- *Globally Diverse Workforce.* More than half of our employees are located outside the United States in locations where the cost of living is significantly below the U.S., including developing and emerging markets such as Brazil, China, Mexico, Russia, and South Africa. The compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living, and cost of labor. These factors, along with fluctuations in currency exchange rates, impact the median employee compensation and the resulting ratio.

- *Frontline is a Strategic Advantage.* PepsiCo has a large global frontline employee population driven by our direct-store-delivery model and in-house manufacturing and supply chain in many markets. We believe our frontline employees who make, merchandise, move, and sell our products represent a strategic advantage for PepsiCo. PepsiCo's integrated approach enables us to bring innovative products to market faster, allows us to react more quickly to changes in the marketplace, and builds unmatched customer relationships at the store level.

Calculating Methodology

In 2023, to identify our median employee and calculate such employee's annual total compensation, we used consistent methodologies, estimates, and assumptions that were used prior to 2023 to identify any previous median employees.

Gathering Data on our Worldwide Employee Population. Due to the complexity of collecting compensation information across all the countries in which we have employees and the limited employee headcount in some of those countries, we used the de minimis exemption permitted under applicable SEC rules to exclude approximately 5,667 employees from 42 countries and territories as detailed below, bifurcated into our reportable segments in effect for 2023.

- Africa, Middle East and South Asia - 860: Bangladesh, Ethiopia, Lebanon, Nigeria, United Arab Emirates
- Asia Pacific, Australia and New Zealand and China Region - 1,587: Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Vietnam
- Europe - 2,085: Austria, Azerbaijan, Belarus, Bosnia and Herzegovina, Cyprus, Czech Republic, Denmark, Estonia, Finland, Georgia, Hungary, Italy, Kazakhstan, Kyrgyzstan, Lithuania, Luxembourg, Norway, Sweden, Switzerland, Uzbekistan
- Latin America - 1,135: Bermuda, Bolivia, Costa Rica, El Salvador, Panama, Paraguay, Uruguay

The excluded employees represented less than 5% of our total global population of 321,923 as of October 3, 2023. In certain countries, our employment levels are subject to seasonal variations. After our use of the de minimis exemption, our employee population from which we determined our median employee consisted of 316,256 individuals from 37 countries.

We collected full-year 2022 compensation data for the October 3, 2023 employee population, relying on our internal payroll and tax records, rather than using statistical sampling.

Consistently Applied Compensation Measure. Our employees are compensated through multiple compensation elements that are highly dependent on the role, market practices, and statutory requirements within each country where our employees are located. Because of the differences in compensation elements globally, we identified all cash-based compensation plus equity-based compensation that was realized in the measurement period as an appropriate representation of the annual total compensation for our employees in accordance with SEC rules.

- Compensation was annualized on a straight-line basis for full-time and part-time new hire employees who did not work a full fiscal year.
- We used the 12-month average exchange rate to convert each non-U.S. employee's total compensation to U.S. dollars, enabling the median to be identified.
- We calculated the total compensation for the median employee in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

The Ratio

The following ratio of Mr. Laguarta's annual total compensation to the median employee's for our last completed fiscal year is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

- The median employee's total compensation was $53,551.
- The total compensation was calculated in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.
- Although we concluded there were no changes to our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure, the median employee referenced above is different than the median employee identified in the 2024 Proxy Statement. The prior median employee's compensation for the last fiscal year significantly changed during 2024, primarily because the employee went on a leave of absence. As permitted by the SEC rules, the median employee identified above is the one whose compensation is substantially similar to the median employee referenced in the 2024 Proxy Statement based on the compensation measure used to first select a median employee.
- As reported in the Summary Compensation Table on page 69, our CEO's compensation was $28,814,759.

Based on this information, the ratio of Mr. Laguarta's annual total compensation to the median employee compensation for 2024 was estimated to be 538 to 1.

Pay Versus Performance

The following table and graphs below summarize the relationship between executive compensation "actually paid" (referred to as "**Compensation Actually Paid**" or the "**CAP Amounts**") to the Principal Executive Officer ("**PEO**") and the Non-PEO Named Executive Officers ("**Non-PEO NEOs**"), and the financial performance of the Company over the time horizon set forth below in accordance with SEC rules. The Compensation Committee does not use the CAP Amounts as a basis for making compensation decisions. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement.

The financial performance measures used are the Company's TSR, the peer group TSR (as disclosed under Item 201(e) of Regulation S-K), and the Company's Net Income, each of which are required financial performance measures under the SEC rules. The SEC rules also require an issuer to select its most important other financial performance measure that is used to link the CAP Amounts paid to these officers to the Company's performance, which is Core Constant Currency EPS Growth, as reflected in the SEC-required table below.

| Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based On: | | GAAP Net Income ($ Millions) | Company Selected Measure: Core Constant Currency EPS Growth[4] |
					TSR ($)	Peer Group TSR ($)[3]		
2024	28,814,759	12,937,279	6,006,775	3,876,107	128.46	121.78	9,626	9%
2023	33,906,212	36,541,470	8,940,674	9,643,270	139.01	125.66	9,155	14%
2022	28,388,228	39,459,410	9,410,089	13,789,185	143.76	132.87	8,978	11%
2021	25,506,607	42,875,825	9,096,366	15,171,885	134.65	122.05	7,679	12%
2020	21,486,982	22,842,981	8,459,321	9,727,328	111.71	106.77	7,175	10%

[1] The PEO was Ramon L. Laguarta for all years in the table. The Non-PEO NEOs were Silviu Popovici (all years), Steven Williams (2021 to 2024), Hugh F. Johnston (2020 to 2023), Kirk Tanner (2020 to 2023), Jamie Caulfield (2023 and 2024), Becky Schmitt (2024), and David Yawman (2020).

[2] The following table describes the adjustments for 2024, each of which is prescribed by SEC rules, to calculate the CAP Amounts from the Summary Compensation Table ("**SCT**") Amounts. The SCT Amounts and the CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act. Pursuant to the applicable rules, the amounts in the "Stock Awards" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" columns from the Summary Compensation Table are subtracted from the SCT Amounts and the values reflected in the table below are added or subtracted as applicable:

	2024	
Adjustments ($)	**PEO**	**Non-PEO NEOs***
SCT Amounts	28,814,759	6,006,775
Adjustments for defined benefit and actuarial pension plans		
Aggregate change in actuarial present value included in "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column in SCT	(8,741,242)	(898,183)
Service cost for the covered fiscal year	1,087,331	202,346
Prior service cost for the covered fiscal year	—	—
Adjustments for stock awards		
Aggregate value for stock awards included in "Stock Awards" column in SCT	(11,005,571)	(2,252,196)
Fair value at year-end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year-end	7,517,089	1,538,308
Year-over-year change in fair value at covered fiscal year-end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year-end	(5,970,056)	(866,112)
Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(761,569)	(95,790)
Dividends or other earnings paid on stock awards in the covered fiscal year prior to vesting if not otherwise included in the total compensation for the covered fiscal year	1,996,538	240,959
Compensation Actually Paid (as calculated)	**$12,937,279**	**$3,876,107**

* Amounts presented are averages for the entire group of Non-PEO NEOs.

The valuation assumptions used to calculate the fair values of stock awards for Compensation Actually Paid differ from those used to calculate the fair values at the time of grant as reflected in the SCT Amounts. Instead of using the target value for stock-settled compensation, Compensation Actually Paid reflects the fiscal year-end performance forecast for each outstanding award. Performance forecasts are not disclosed because such disclosure would result in competitive harm to the Company; however, as of fiscal year-end 2024, 2022 and 2023 stock awards are forecasted to pay out above target, whereas 2024 stock awards are forecasted to pay out below target. In addition, instead of using the grant price for stock-settled compensation, Compensation Actually Paid reflects the stock price of $152.89 on December 27, 2024, the last trading day of the 2024 fiscal year.

[3] The peer group is the S&P Average of Industry Groups, which is derived by weighting the returns of two applicable S&P Industry Groups (the S&P 500 Soft Drinks and Non-alcoholic Beverages and S&P 500 Packaged Foods and Meats indices) based on PepsiCo's sales in its beverage and foods businesses. The returns for PepsiCo and the S&P Average for Industry Groups are calculated through December 31, 2024.

[4] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of this non-GAAP compensation performance measure relative to the reported GAAP financial measure. In calculating this compensation performance measure, PepsiCo's 2020 Core Constant Currency EPS Growth was adjusted to exclude certain charges taken as a result of COVID-19 in 2020.

The following table lists the seven performance measures that, in our assessment, represent the most important performance measures we used to link compensation for our Named Executive Officers in 2024 to Company performance.

<table>
<tr><td colspan="2" align="center">**Most Important Performance Measures**</td></tr>
<tr><td>Core Constant Currency EPS Growth[5]</td><td>Organic Revenue Performance[5]</td></tr>
<tr><td>Core Constant Currency Net Income Growth[5][6]</td><td>Relative Competitive Performance</td></tr>
<tr><td>Core Constant Currency Operating Profit Growth[5]</td><td>Relative Total Shareholder Return</td></tr>
<tr><td>Free Cash Flow Excluding Certain Items[5]</td><td></td></tr>
</table>

The following charts show graphically the relationships over the past five years of the CAP Amounts for our PEO and Non-PEO NEOs as compared to our cumulative TSR, Peer Group TSR, GAAP Net Income, and Core Constant Currency EPS Growth[5], as well as the relationship between TSR and Peer Group TSR:

CAP VERSUS CORE CONSTANT CURRENCY EPS GROWTH[5] (2020 - 2024)



CAP VERSUS GAAP NET INCOME (2020 - 2024)



CAP VERSUS TSR AND PEER GROUP TSR (2020 - 2024)



[5] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 47-52 and 54 of PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 for a more detailed description of the items excluded from these measures.

[6] Refers to Core Constant Currency Net Income attributable to PepsiCo growth.

Our executive compensation program is aligned with our business strategy and with creating long-term shareholder value by paying for performance, with a significant portion of NEOs' pay subject to risk and performance. Reflecting our strong pay-for-performance compensation philosophy, our results delivered to shareholders generally translated into incentive plan payouts reflective of business performance as shown above.

It is important to note that the CAP Amounts paid to our executive officers do not necessarily reflect the actual value that an executive will receive in the stated fiscal year as such value will depend on a variety of factors. For example, the value of PSUs that an executive will receive will ultimately depend on the stock price at the time of vesting along with the financial performance metrics achieved during the applicable three-year performance cycle and, therefore, remain at risk of forfeiture or reduction until the time of vesting.

The information contained in this Pay Versus Performance section will not be incorporated into any filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such information by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 28, 2024 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	16,732,048[2]	$143.88[3]	95,158,989[4]
Equity compensation plans not approved by security holders	—	—	—
Total	16,732,048	$143.88[3]	95,158,989

[1]   Includes the LTI Plan.

[2]   This amount includes 5,366,139 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 310,614 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the LTI Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 28, 2024, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PSUs which have not vested as of December 28, 2024. If maximum earn-out levels are assumed for such PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 28, 2024 is 17,385,687.

[3]   Weighted-average exercise price of outstanding options only.

[4]   The shareholder-approved LTI Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the LTI Plan superseded the Company's prior plan, the shareholder-approved 2003 Long-Term Incentive Plan, and no further awards were made under the 2003 plan. On May 1, 2024, 75,000,000 shares were added to the LTI Plan, which was approved by shareholders. The LTI Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The LTI Plan authorizes a number of shares for issuance equal to 270,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are canceled or expired after May 2, 2007 without delivery of shares. Under the LTI Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

Shareholder Proposals (Proxy Item Nos. 4–7)

Shareholders have submitted the following proposals, which will be voted on at our 2025 Annual Meeting if properly presented by the shareholder proponent, who is identified below, or by a qualified representative on behalf of the shareholder proponent. PepsiCo will provide the names of the co-filers, as well as the addresses and shareholdings (to PepsiCo's knowledge) of such co-filers, upon oral or written request. In accordance with federal securities regulations, we have included the shareholder proposals, including any supporting statements, as submitted by the shareholder proponents. We do not believe that certain assertions in these shareholder proposals about PepsiCo are correct. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal – Third-Party Assessment on Non-Sugar Sweetener Risks (Proxy Item No. 4)

The Sisters of the Sorrowful Mother International Finance, Inc., 8858 N. 60th Street, Brown Deer, WI 53223, the beneficial owner for at least three years of shares of PepsiCo Common Stock worth at least $2,000, and other shareholder proponents have submitted the following proposal:

RESOLVED,

Shareholders of PepsiCo, Inc. ("PepsiCo") request the Board of Directors issue a third party assessment at reasonable expense and excluding proprietary information, on PepsiCo's efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners ("NSS").

The report should cover how PepsiCo evaluates potential health impacts of NSS in its products, including the safety authorities relied upon for NSS guidance, and PepsiCo's affiliation with and/or financial support of researchers or research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSS.

WHEREAS,

The World Health Organization recommended "against the use of NSS to control body weight or reduce the risk of noncommunicable diseases."[1] Based on a 2022 meta-analysis, this report demonstrated the "use of NSS does not confer any long-term benefit in reducing body fat in adults or children" and suggested that there "may be potential undesirable effects from long-term use of NSS, such as an increased risk of type 2 diabetes, cardiovascular diseases, and mortality in adults". This represents a systemic risk to consumer health, burdening the economy, to the detriment of diversified investors who seek long term returns.[2]

The International Agency for Research on Cancer recently classified Aspartame - prominently used as an NSS in PepsiCo low- and no-sugar beverages - as "possibly carcinogenic to humans."[3]

A British Medical Journal study warned that NSS "should not be considered a healthy or safe alternative to sugar".[4]

The American Academy of Pediatrics 2019 Policy Statement calls for research on NSS effects on neurodevelopment and the microbiome to determine "the causal and harmful relationship" with obesity, diabetes and metabolic disorders.[5]

A 2021 study noted that the combination of Aspartame and sweetener acesulfame-K, both contained in Pepsi Zero, has been shown to increase DNA damaging activity and the risk of cardiovascular and cerebrovascular diseases.[6] Recent research[7] finds prolonged NSS intake is associated with insulin resistance and glucose intolerance.

Health harms[8] associated with NSS demand comprehensive research to provide transparency and enable better consumer choices, yet in answer, the mantra of the food and beverage trade association is that the FDA approved Aspartame as safe. But "safe" is not the same as "healthy". The majority of NNS intake is from beverages[9] like PepsiCo's Diet sodas.

One of the three pillars of PepsiCo's Pep+ strategy is Positive Choice "inspiring people through our brands to make choices that create more smiles for them and the planet." [10] Positive change for the planet and people means PepsiCo must assess their use of NSS and its impact on consumer health, to safeguard PepsiCo's long term sustainability.

---

1   https://www.who.int/news/item/15-05-2023-who-advises-not-to-use-non-sugar-sweeteners-for-weight-control-in-newly-released-guideline

2   Jon Lukomnik & James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (2021)

3   https://www.iarc.who.int/news-events/aspartame-hazard-and-risk-assessment-results-released/

4   https://www.bmj.com/content/378/bmj-2022-071204

5   https://publications.aap.org/pediatrics/article/144/5/e20192765/38183/The-Use-of-Nonnutritive-Sweeteners-in-Children?autologincheck=redirected

6   https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8227014/#

7   https://jamanetwork.com/journals/jamapediatrics/fullarticle/2814105?resultClick=1

8   https://www.foodpolitics.com/2023/06/artificial-sweeteners-the-backlash/

9   Gardner C, Wylie-Rosett J, Gidding SS, et al; a scientific statement from the American Heart Association and the American Diabetes Association. Circulation. 2012;126(4):509–519

10 https://www.pepsico.com/our-impact/sustainability/esg-summary

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

After careful consideration, including a review of feedback from our shareholders on a nearly identical unsuccessful proposal in 2024 to conduct a third-party assessment on non-sugar sweetener risks, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or our shareholders. A third-party assessment of PepsiCo's efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners would be unnecessary and inefficient, particularly in view of the comprehensive safety assessments carried out by regulatory food safety bodies for these ingredients, and would not produce information that would be new or useful for PepsiCo, our employees or our shareholders.

As one of the world's largest beverages and convenient foods companies, PepsiCo embraces the role it can play in helping to promote a balanced diet that supports health and wellness, and we have long been committed to being a part of the solution to the complex issue of the role of diet in obesity and undernutrition. Reformulation to reduce added sugars in our beverage products is and has been a core element of our product portfolio management agenda.

PepsiCo supports the World Health Organization's ("WHO") efforts to promote healthy diets. In July 2023, the WHO body responsible for assessing food additive safety classified aspartame as safe. As a Company, our sustainability priorities are aligned with the United Nations Sustainable Development Goals so that our actions can help contribute to a greater collective impact. Aspartame and other low-calorie sweeteners are key ingredients in many zero and low-calorie beverages and they play an important role in PepsiCo's sugar-reduction journey.

The safety of our consumers is our primary concern.

We take the safety of our products and ingredients extremely seriously. This is reflected in our publicly available Global Code of Conduct and Food Safety Policy which convey our policies to deliver safe products and follow safety-related regulations. Our Horizon Scanning Program and Scientific Issue Management process provide formal governance to monitor, assess and escalate new science as well as potential regulations. We continue to broaden our anticipatory approaches to ensure we are well-placed to understand emerging scientific findings, and – where warranted – to take action.

PepsiCo employs a team of nutrition scientists and toxicologists as well as regulatory professionals, whose responsibilities include proactively monitoring such developments, reviewing available literature, completing and supplementing existing research, and ultimately ensuring that the ingredients in our products are safe and suitable for consumers and regulatorily compliant.

We have robust internal processes to ensure we base our decisions on the best and most up-to-date evidence and are fully compliant with applicable regulations.

We have a Scientific Affairs team comprised of qualified toxicologists with expertise to assess ingredient safety. This team ensures we only use ingredients if we are satisfied that they are safe both during product design/innovation and subsequently through our Horizon Scanning Program. In the case of food additives which are highly regulated and include sweeteners, we rely on the comprehensive evaluations carried out by regulatory food safety authorities and risk assessment bodies, including the U.S. Food and Drug Administration ("FDA"), the European Food Safety Authority ("EFSA"), Health Canada, the UK Food Standards Agency and the FAO/WHO Joint Expert Committee on Food Additives ("JECFA") amongst others. In addition, we track and evaluate scientific developments ourselves to ensure that our internal assessments remain robust and current.

Our global Nutrition Science team consists of scientists with advanced qualifications in the areas of nutrition, biochemistry, physiology, epidemiology and related fields, trained to review, assess and conduct relevant scientific research. We evaluate the rigor of emerging research to ensure we put appropriate context to each study based on the weight of evidence and ensure we are providing a critical risk assessment for all research related to ingredients or products in PepsiCo's portfolio. We conduct research to address any gaps in literature and collaborate with third-party experts to advance our knowledge in the field. As an example, in 2024 we published new research to contribute to the scientific knowledge on sweetness, in addition to engaging on external research projects advancing new findings on sweeteners. Published content from PepsiCo-sponsored research from 2010 to present can be found on the PepsiCo Health & Nutrition Sciences website at *www.pepsicohealthandnutritionsciences.com/publications*.

Ingredient safety and regulatory compliance are legal requirements everywhere in the world and our global Regulatory Affairs team has responsibility for product compliance with applicable food and beverage regulations in every country where we do business. This team systematically carries out regulatory reviews as part of our product development, innovation and commercial change processes to provide that only legally authorized ingredients are used in our products. They also monitor developments and activate regulatory change management processes where needed to facilitate ongoing compliance.

The WHO recommendation on low- and no-calorie sweeteners is "conditional" and not intended to question the safety of low-calorie sweeteners.

The WHO's Nutrition Guidance Expert Advisory Group ("NUGAG") issued guidance for policymakers and other stakeholders on low- and no-calorie sweeteners ("LNCS") in May 2023. The guidelines recommend that LNCS not be used as a means of achieving weight control or reducing the risk of non-communicable diseases.

However, the WHO notes this recommendation is based on "low certainty" evidence, and that the recommendation is therefore "conditional," meaning that the NUGAG panel is "uncertain that the desirable consequences of implementing the recommendation outweigh the undesirable consequences or (that) the anticipated net benefits are small."[1] The WHO also explains that the guidelines are not intended to question the safety of LNCS.

We strongly believe that the totality of the scientific evidence, including emerging data published since the WHO NUGAG review,[2] show that LNCS are an effective tool for reducing added sugar and calorie intake, weight control and diabetes management.

In July 2023, the WHO body responsible for assessing food additive safety classified aspartame as safe.

Aspartame is a key ingredient in many no- and low-calorie beverages and has been safely consumed for more than 40 years. More than 100 studies conducted over this time confirm that aspartame is safe, and it has been authorized for human consumption in many countries following thorough assessments by scientific committees around the world. Both the FDA and the EFSA have independently reviewed and affirmed the safety of aspartame in multiple reviews.

In July 2023, following a comprehensive safety assessment of all available evidence that included the latest available data, the JECFA again reconfirmed the safety of aspartame.[3] As part of its evaluation, JECFA examined recent conclusions of the International Agency for Research on Cancer ("IARC") and found no convincing evidence of any concern for human health including no convincing evidence of increased cancer risk.

Following the aspartame reviews, 29 food safety authorities around the world responded by releasing statements in support of the JECFA finding. For example, the FDA confirmed that aspartame is one of the most studied food additives in the human food supply, and that its scientists do not have safety concerns when aspartame is used under the approved conditions.[4]

Based on the substantial body of evidence available on aspartame as well as published reviews and the very comprehensive assessments carried out by authoritative food safety bodies, PepsiCo believes that a further study of aspartame's impact on consumer wellbeing would not be necessary at this time and, in light of stakeholder feedback received in 2024, would not provide any new or useful information to shareholders.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

1   https://iris.who.int/bitstream/handle/10665/367660/9789240073616-eng.pdf?sequence=1.

2   For example, a yearlong study demonstrating equivalency of non-nutritive sweetened beverages and water in weight management. (1-year weight loss study: Harrold JA, Hill S, Radu C, Thomas P, Thorp P, Hardman CA, Christiansen P, Halford JCG. Non-nutritive sweetened beverages versus water after a 52-week weight management programme: a randomised controlled trial. Int J Obes (Lond). 2024 Jan;48(1):83-93.).

3   https://apps.who.int/food-additives-contaminants-jecfa-database/Home/Chemical/62#:~:text=Overall%2C%20JECFA%20concluded%20that%20there,has%20adverse%20effects%20after%20ingestion.

4   https://www.fda.gov/food/food-additives-petitions/aspartame-and-other-sweeteners-food#:~:text=Aspartame%20is%20one%20of%20the,is%20approved%20in%20many%20countries.

Shareholder Proposal – Third-Party Racial Equity Audit (Proxy Item No. 5)

The Nathan Cummings Foundation, 120 Wall Street, 26th Floor, New York, NY 10005, the beneficial owner for at least one year of shares of PepsiCo Common Stock worth at least $25,000, has submitted the following proposal:

RESOLVED: Shareholders of PepsiCo, Inc. ("PepsiCo") urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost) that assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services, above and beyond legal and regulatory matters. A report on the audit, prepared at a reasonable cost and omitting confidential/proprietary information, should be published on the company's website.

WHEREAS:
PepsiCo has not employed a third-party auditor to assess and further develop its racial equity strategy, claiming that the requested audit is unnecessary in part because of its work with Management Leadership for Tomorrow's Racial Equity Certification Program. While this is valuable work, it is not a substitute for a racial equity audit. Recognizing this, more than 196 million shares supported a similar racial equity audit proposal in 2024.[1]

Racial equity audits engage companies in a process that may unlock value, uncover blind spots, and strengthen external relationships.

Leaders of major racial justice organizations have called for companies to conduct racial equity audits. The best practices these organizations identified for completing these audits are:

1) Select an independent person or firm with civil rights and racial justice expertise and adequate resources to complete the audit.

2) Ensure the audit comprehensively examines how corporate policies, practices, and products can ameliorate or exacerbate racial inequalities. Audit processes should proactively identify and engage in outreach to a wide range of stakeholders such as civil rights organizations, employees, and customers impacted by racial inequity.

3) Publish audit findings, recommendations, and progress reports with action plans with timelines to address identified issues.[2]

PepsiCo has a long history of breaking barriers – including naming the first Black officer of a major U.S. multinational corporation in the 1960s. More recent efforts include pledging more than $570 million to increase Black and Hispanic representation at PepsiCo, within its partnerships and supply chain. The company has stated that it is "committed to helping dismantle systemic barriers in Black and Hispanic American communities."[3]

PepsiCo has also said diversity, equity, and inclusion "is an imperative to our long-term success and continues to be a competitive advantage at PepsiCo."[4]

PepsiCo could benefit from undertaking the requested audit. In the past it has faced allegations of discriminatory hiring practices,[5] advertising low-nutrition products more heavily in communities of color,[6] and encouraging a hostile work environment.[7] Its advertisement featuring a wealthy White woman giving a police officer a Pepsi during a time when Black Lives Matter protestors were working to bring attention to police brutality was called "tone-deaf" by *Marketing Week* and led to extensive social media protests against the PepsiCo brand.[8]



A still image from the ad accused of "trivializing Black Lives Matter" as published in the *New York Times*[9]

We urge the company to conduct a racial equity audit to support its brand's longevity and popularity.

1   https://pepsico.gcs-web.com/static-files/b6002b22-8eab-4bb8-aad7-9e2ac27e625d

2   https://hiphopcaucus.org/major-u-s-civil-rights-and-racial-justice-organizations-call-on-corporations-to-account-for-racial-equity-and-civil-rights-audits/

3   https://www.pepsico.com/our-impact/diversity/racial-equality-journey

4   www.pepsico.com/docs/default-source/diversity-equity-inclusion/2023_pepsico_dei_annual_report.pdf?sfvrsn=25b79828_17

5   https://www.reuters.com/article/us-pepsico-bias-settlement/pepsico-settles-u-s-charge-of-racial-bias-in-hiring-idUSTRE80A2A720120111

6   https://today.uconn.edu/2022/11/new-study-shows-unhealthy-food-advertising-continues-to-disproportionately-target-consumers-of-color/

7   https://www.syracuse.com/news/2021/07/a-black-worker-2-white-co-workers-charge-racism-discrimination-at-syracuse-pepsi-facility.html

8   https://www.marketingweek.com/pepsi-scandal-prove-lack-diversity-house-work-flawed/

9   https://static01.nyt.com/images/2017/04/06/business/06xp-PEPSI/06xp-PEPSI-jumbo.jpg?quality=75&auto=webp

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

After careful consideration, including a review of feedback from our shareholders on a nearly identical unsuccessful proposal in 2024 to conduct a third-party racial equity audit, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or our shareholders.

We partnered with independent, external organizations that provided us with guidance and advice on supporting the communities we serve, and engaged an independent third party to assess our policies and practices.

We actively engaged with external stakeholders and advisors who span business, academia, and non-profits and partnered with thought leading organizations that gave us guidance and advice on supporting the communities we serve as we developed our 2020 diversity-related initiatives.

For example, PepsiCo established Community Advisory Committees, a cross-section of external business, community and non-profit leaders, to provide strategic advice. We continued to meet with the Community Advisory Committees as we worked on those initiatives, which included annual meetings with these Committees and in-depth discussions to gain insights and advice on key issues.

We also engaged an independent third party to assess our policies and practices across the pillars of representation, compensation, workplace culture, business practices, and contributions and investments as it relates to certain cohorts.

PepsiCo's inclusion strategy already aligns our business strategy to our talent strategy and is informed by feedback from a variety of stakeholders.

PepsiCo has over 300,000 associates globally, and a presence in more than 200 countries and territories. Achieving our vision of being the global leader in convenient foods and beverages means driving excellence to become a best-in-class company. That requires us to compete for excellent talent with the necessary skills to drive business growth and innovation. Accordingly, it is imperative that we curate an inclusive environment that enables us to attract and retain this type of talent from an expansive range of sources.

PepsiCo's efforts to advance inclusion-related initiatives within our organization, and in the communities we serve, is critical to the long-term success of our business. To inform our strategy, we have engaged with senior business leaders across our organization. In addition, we have engaged with and considered feedback from our Employee Resource Groups which have more than 12,000 members in North America, and help to educate, connect, and celebrate the valuable contributions of associates in creating community and fostering an inclusive workplace.

We already have a robust, long-standing and comprehensive pay equity process developed under professional guidance from an independent third party, and we periodically report our U.S. workforce demographics.

We have a robust, long-standing and comprehensive global pay equity process for managing pay programs that works to ensure pay equity across employee groups. Our comprehensive global pay equity review process was developed under professional guidance from an independent third party. As of 2023, we had implemented this process in 71 countries that collectively make up more than 99% of our salaried employee population. In the salaried U.S. population, people of all races[1] are paid within 1% of each other (based on base compensation), after controlling for legitimate drivers of pay such as job level, geographic location and performance ratings.

Additionally, PepsiCo already voluntarily discloses our annual EEO-1 report which details our U.S. workforce demographics.

PepsiCo strives to responsibly advertise and innovate to expand our portfolio and improve the nutritional profile of many of our products.

In addition to ensuring we comply with relevant laws and regulations in each market in which we operate, PepsiCo strives to responsibly market its products and offer all consumers a broad range of choices. Examples of this include, but are not limited to:

- Our marketing investments and strategic partnerships with YouTube, Meta and other media properties allow us to share innovations from brands such as PopCorners, Bare Snacks, SunChips as well as our zero sugar beverage offerings with diverse audiences, to help ensure all consumers are aware of our better-for-you options.
- In 2024, we continued to invest significantly to support more nutritious and diverse ingredient-focused snacks brands like PopCorners, SunChips, and Simply by Frito-Lay. We plan to continue supporting these brands with nationally visible campaigns in 2025.
- In recent years, the majority of Brand Pepsi's spend on media that overindexes on Black and Hispanic viewers focused on Zero Sugar (61% in 2022, 64% in 2023, 83% in 2024).

Additionally, PepsiCo is one of the leaders in the industry in sodium and saturated fat reduction, and we are working to diversify ingredients to offer products for a variety of preferences and dietary needs. We are continuously innovating and expanding our portfolio so that all consumers can continue to enjoy our most-loved brands as part of a balanced diet. As a part of pep+ (PepsiCo Positive), our strategic end-to-end transformation framework, we are making progress towards our goals to improve the nutritional profile of our product portfolio, including by reducing added sugars, sodium, and saturated fat, and using more diverse ingredients like legumes, whole grains, plant-based proteins, fruits and vegetables and nuts and seeds. Ultimately, our aim is to inspire positive outcomes through our brands and their actions, including empowering consumers through transparent labeling.

For the reasons described above, we believe this proposal is neither necessary nor a good use of Company resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

---

[1] In this instance, "all races" is defined as Asian, Black, Hispanic and White.

Shareholder Proposal – Report on Risks Related to Biodiversity and Nature Loss (Proxy Item No. 6)

Green Century Equity Fund, 114 State Street, Suite 200, Boston, MA 02109, the beneficial owner for at least one year of shares of PepsiCo Common Stock worth at least $25,000, and one other shareholder proponent have submitted the following proposal:

Report on Risks Related to Biodiversity and Nature Loss

Whereas: Biodiversity loss is a global systemic risk. At the United Nations Biodiversity Conference in 2022, 196 countries agreed to take steps to prevent biodiversity and nature loss. The resulting Global Biodiversity Framework calls on businesses to assess and disclose biodiversity impacts, dependencies, risks and opportunities, and to reduce negative impacts.

Nature-related risks are relevant to PepsiCo, which depends on an uninterrupted supply of ingredients from 60 countries to manufacture its products.[1] The company has significant impacts through sourcing large volumes of commodities with high carbon footprints, land- and water-use implications, and nature impacts from agrochemicals.

Failure to comprehensively assess its natural capital dependencies and mitigate its impacts on biodiversity may expose PepsiCo to unnecessary risk:

- **Systemic risk:** More than half of the world's GDP is dependent on nature's services.[2] The World Bank estimates that the collapse of ecosystem services could result in a $2.7 trillion reduction of GDP as early as 2030.[3] More than half the world's food production is at risk of failure within the next 25 years unless action is taken to conserve water and end the destruction of freshwater ecosystems.[4]

- **Financial risk:** An increasing number of asset managers incorporate nature-related risks and impacts into investment decision-making. Financial institutions with $8.7 trillion in assets under management (AUM) have committed to eliminating agricultural commodity-driven deforestation from their portfolios by 2025.[5] 190 financial institutions representing $24 trillion in assets have signed the Finance for Biodiversity pledge, calling on global leaders to take effective measures to reverse nature loss in this decade.[6]

- **Regulatory risk:** In October 2024, 27 pension funds with AUM of $2.5 trillion urged governments to institute mandatory nature disclosures for companies.[7] The International Sustainability Standards Board is reviewing the Taskforce on Nature-related Financial Disclosure (TNFD) framework as it considers developing nature-based disclosures.[8] In Europe, the Corporate Sustainability Reporting Directive is scheduled to include mandatory reporting of biodiversity and ecosystem impacts and risks.[9]

A recent nature disclosure assessment found that PepsiCo fell short of benchmark criteria in five of six performance indicators.[10,11] While PepsiCo has developed several commendable sustainability initiatives, it has not undertaken a systematic review of its dependencies and impacts on biodiversity and nature. Without such a comprehensive assessment to inform its policies, PepsiCo subjects itself to unnecessary systemic, regulatory, and financial risk.

Resolved: Shareholders request that PepsiCo prepare a public report, at reasonable expense and excluding proprietary information, assessing the extent to which the company's supply chains and operations impact biodiversity and are vulnerable to biodiversity loss.

Supporting Statement: In completing this assessment and report, proponents defer to management's discretion but recommend considering the guidance of standard-setting bodies such as the Taskforce on Nature-related Financial Disclosures.

---

[1]   https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/2023-esg-summary/pepsico-2023-esg-summary.pdf?sfvrsn=2fba921a_1

[2]   https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

[3]   https://www.worldbank.org/en/topic/natural-capital

[4]   https://watercommission.org/

[5]   https://climatechampions.unfccc.int/wp-content/uploads/2022/11/COP-27-Press-Briefing-FSDA.pdf

[6]   https://www.financeforbiodiversity.org/

[7]   https://www.churchofengland.org/sites/default/files/2024-10/final-letter-to-governments-on-biodiversity-crisis_with-signatories_0_0.pdf

[8]   https://www.ifrs.org/news-and-events/news/2022/12/issb-describes-the-concept-of-sustainability/

[9]   https://ec.europa.eu/commission/presscorner/detail/en/qanda_23_4043

10   https://natureaction100.benchmarkingframework.com/companyassessments2024/?fileid=83f6a192-2dde-4183-95b8-0184f2fa7f1a&brochureid=2afd93bd-791f-4b11-8deb-a7e3d74770ec&userentryid=6A4E84CD-72E1-4827-966F-1AD592F64833,

11   https://www.ceres.org/resources/reports/exploring-nature-impacts-and-dependencies-field-guide-eight-key-sectors?utm_source=bing&utm_medium=paid&utm_campaign=ceres_evergreen_keywords&msclkid=9a7cc83a83 461dd20c79af09743e7231

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

After careful consideration, including a review of feedback from our shareholders on substantially the same unsuccessful proposal in 2024 to conduct a report on risks related to biodiversity and nature loss, the Board has determined that the action requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or our shareholders. PepsiCo annually reports on our nature-related ambitions and actions in our robust environmental, social and governance ("ESG") disclosures. Our comprehensive ESG reporting suite provides regular updates on our approach, progress, challenges and key partnerships related to more than 50 topics, including agriculture, deforestation, water, climate change, and packaging. We do not believe it would be a beneficial use of Company resources to divert attention away from these efforts to generate a separate stand-alone report.

We have been reporting publicly on our strategy and progress for more than a decade and intend to continue our transparent disclosure going forward, in alignment with key frameworks and standards.

We believe this level of disclosure to be sufficient and do not believe that reporting on biodiversity and nature loss in a stand-alone report is warranted, as it is already incorporated into our broader reporting on ESG matters. For these disclosures and more, see ESG Topics A-Z on our website, available at *www.pepsico.com/our-impact/esg-topics-a-z*.

As new frameworks and standards arise, PepsiCo evaluates their utility and feasibility when deciding whether to adopt them. Factors considered include the intended audience, our ability to compile quantitative data to a requisite level of governance, and relevance to the business. Additionally, we maintain an ongoing dialogue with shareholders and stakeholders concerning a number of sustainability-related topics, including biodiversity and nature loss, and the input we receive helps to inform our reporting approach.

ESG reporting is undergoing significant and rapid transformation as jurisdictions around the world begin to institute mandatory reporting regulations. Cross-functional teams across PepsiCo are collaborating on compliance preparations, building on the Company's strong foundation of voluntary reporting.

> In 2024, we added a new nature page to our comprehensive ESG reporting suite to respond to stakeholder interest. In 2020, we aligned our reporting with the Task Force for Climate-Related Financial Disclosure (TCFD); and the relevant Sustainability Accounting Standards (SASB) Food and Beverage Sector Standards in 2021.

Nature is core to PepsiCo's business, and we recognize that our supply chain and our business are linked to the health and sustainability of biodiversity and natural ecosystems.

PepsiCo recognizes the critical need to protect and enhance the world's natural resources and has been working to help address and safeguard the health of the world's ecosystems, including since the launch of Performance with Purpose in 2006. Most recently, under pep+ (PepsiCo Positive), we have set ourselves an end-to-end strategy with sustainability at its core. We strongly believe that the long-term success of our Company is intrinsically linked to a healthy planet, resilient food systems and the holistic well-being of our people and the communities we serve.

We are engaged in actions that aim to help safeguard nature and, in doing so, aim to help mitigate risk for our business and supply chain while also supporting long-term ecosystem health.

PepsiCo strives to do business the right way. In 2023, we met one of our nature-related goals two years ahead of schedule, exceeding our target of increasing our agricultural water-use efficiency by 15% by 2025. We reached a 22% improvement when compared to a 2015 baseline in high water-risk watersheds through partnerships, targeted training and programs such as our demonstration farms. Beyond the goal met in 2023, we continue to make progress against our nature-related ambitions; detail on the above goals can be found on the ESG Topics A-Z pages covering Agriculture, Deforestation and Packaging. For these pages and more, see ESG Topics A-Z on our website, available at *www.pepsico.com/our-impact/esg-topics-a-z*.

We are taking deliberate and significant steps to address matters that connect our business with nature. For example, our efforts to extend regenerative farming practices are founded on a set of techniques that aim to improve and restore ecosystems with a focus on building soil health and fertility; reducing and sequestering carbon emissions; improving watershed health; and protecting and enhancing biodiversity. This, in turn, aims to help to build a sustainable food system while striving to preserve the secure supply of agricultural ingredients to our business.

Our plans to further our pep+ agenda are founded on careful consideration of the nuances of our business and value chain. For nature, and for other key topics such as climate change and water, this means working with internal and external experts to identify key impacts and risks, and to formulate strategies to mitigate these. The nature and focus of these assessments evolve over time in response to the latest science, stakeholder expectations and other developments. PepsiCo continues to monitor and evaluate scientific advances and the needs of the business and its stakeholders; any future adjustments to its assessment approach are anticipated to reflect these.

Our Board of Directors and its Sustainability and Public Policy ("SPP") Committee view sustainability issues to be an integral part of their business strategy oversight and are actively involved in defining our ambitions and monitoring our progress in advancing the pep+ agenda. Throughout the year, the Board and the SPP Committee regularly receive updates from and discuss with senior management the Company's policies, programs and related risks that concern key sustainability matters, as well as progress made towards our sustainability-related goals.

Given the meaningful steps PepsiCo has taken, and plans to continue to take, to support sustainability and our existing robust public disclosures on ESG matters, we believe the report requested by this proposal is unnecessary and would not be an efficient use of Company resources.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal – Sustainable Packaging Policies for Plastics (Proxy Item No. 7)

Michael E. Monteiro 2016 Rev Trust, c/o As You Sow, 2020 Milvia St. Suite 500, Berkeley, CA 94704, the beneficial owner for at least three years of shares of PepsiCo Common Stock worth at least $2,000, and other shareholder proponents have submitted the following proposal:

WHEREAS: Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.[1]

The growing plastic pollution crisis poses increasing risks to PepsiCo Inc Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of packaging they produce.[2] Governments around the world are increasingly enacting such policies, including five new state laws that impose fees on corporations for single-use plastic (SUP) packaging.[3] The European Union has banned ten SUP pollutants and taxed some non-recycled plastic packaging.[4] A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.[5] Additionally, consumer demand for sustainable packaging is increasing.[6]

Pew Charitable Trusts' groundbreaking study, *Breaking the Plastic Wave* ("Pew Report"), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.[7] The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging, often used for chips, sweets, and condiments among other uses, and virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.[8]

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.[9]

Despite its stated commitments to sustainable packaging, more than 18% of PepsiCo's packaging remains in flexibles.[10] Our Company is behind in its 2025 goals for reusable packaging, recyclable packaging in practice and at scale, and plastic reduction—increasing plastic use by more than 5% since 2020.[11] In the absence of immediate action to eliminate flexibles by robustly engaging in research and expansion of reusable packaging, PepsiCo is on track to fail to meet its 2025 packaging goals.

Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how PepsiCo could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

SUPPORTING STATEMENT: The report should, at Board discretion:

- Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;
- Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
- Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

1   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3   https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4   https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5   https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6   https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

7   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

9   https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

10 https://gc-data.emf.org/2024/detail?cid=pepsico

11 https://gc-data.emf.org/2024/detail?cid=pepsico

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

PepsiCo has a comprehensive packaging strategy to advance circular and sustainable solutions, supported by robust disclosures.

We recognize the important role we play in advancing a circular economy and introducing more sustainable packaging. We are taking a holistic, multi-faceted approach to sustainable packaging based on a careful assessment of a myriad of external factors, including stakeholder perspectives, holistic value chain, system maturity and capability. Our approach focuses on reducing the amount of packaging we use; driving recycling and promoting a circular economy for recycled materials; and reinventing packaging through the use of alternative materials and reuse models.

We are making progress in reducing, recycling, and reinventing our packaging, including within our flexible films portfolio (see ESG Topics A-Z, Packaging on our website, available at *www.pepsico.com/our-impact/esg-topics-a-z/packaging*). However, we acknowledge that this journey is complex and requires comprehensive solutions, many of which hinge on systemic, collaborative transformations across many areas including infrastructure, governmental policy, and broad-based consumer engagement. At PepsiCo, we have been engaging in critical forums to advance the flexible film agenda collaboratively with peers, retailers, governments, NGOs and others.

To reduce the plastic packaging PepsiCo uses, we continuously and systematically evaluate the usage (thickness, size) of our flexible films and other plastic packaging as part of a rigorous planning cycle.

This approach includes the review of external dynamics (e.g., regulations, consumer/customer trends, competitive landscape) as well as cross-functional work to advance solutions, particularly in new material or machine technologies. One example is our progress in substituting plastic packaging with paper-based alternatives:

- In the UK, we replaced the outer plastic packaging of our Walkers chips multipacks with a flexible paper solution[1], reducing 180 tons of plastic per annum.

- In other regions, we have begun transitioning into recyclable primary paper-based packaging solutions for our Original Instant Quaker Oats as well as replacing flexible secondary plastic packaging with paperboard.

A critical consideration in our packaging substitution decisions is the maturity of the material technology; at present, paper-based technologies deliver parity product integrity (e.g., food safety compliance, freshness, quality) for low and medium barrier food/confectionary products, while solutions for high or ultra-high barrier products (e.g., potato chips) are still nascent and unable to deliver our food products without significant risk of rancidity, food waste, and eroded consumer experience. However, we continue our R&D and partnership efforts to expand the capability (i.e., increased barrier) of paper-based alternatives.

To enhance the recyclability of our packaging, we are working to improve the compatibility of our packaging with existing recycling systems through a methodical, ongoing process of identifying and implementing technical and commercially viable solutions.

To reinvent snack packaging, PepsiCo has developed innovation capability through various teams such as our External Innovation (XI)[2] team that partners with academic, commercial, venture, invention networks and consortia to scout new sustainable packaging materials and technologies.

- In 2022, PepsiCo launched a bio-based bag, derived from 50% renewable plastic in its Lay's Paysanne and Lay's à l'Ancienne brands in France.

- In 2023, we opened an industry leading Greenhouse Learning Center[3] in Plano, TX to field test, measure and analyze compostable packaging to accelerate the rate of innovation in this space. In select markets and particularly regions where legislation has been introduced (e.g., parts of the European Union), we have also been trialing alternative business models such as refillable solutions to test the technical and economic viability for our products.

- As of 2023, 88% of our plastic packaging is considered designed for recycling based on industry design guidelines, and we continue to work to remove design impediments in markets where they remain.

- As part of the Consumer Goods Forum Plastic Waste Coalition of Action, PepsiCo has joined its peers to voluntarily adopt a common set of Golden Design Rules[4] ("GDR") and annually report progress against these design metrics.

PepsiCo is engaging with peers, innovators, and policy makers to collectively further the circularity of our packaging.

- PepsiCo is actively involved in pre-competitive, multi-stakeholder conversations with the Ellen MacArthur Foundation, the Consumer Goods Forum, the Ocean Plastics Leadership Network and other NGOs to develop principles that guide the use of end-of-life technologies.

- By spearheading efforts to advocate for well-designed Extended Producer Responsibility ("EPR") at a local level and through the UN Global Plastic Treaty, PepsiCo is actively seeking to advance policy solutions that level the playing field and spur investments into a circular economy for plastic packaging.

- As founding members, we engage in emerging voluntary and mandatory Producer Responsibility Organizations ("PROs") to proactively advance the collection and recycling of our packaging materials, including flexible films. For example, in Thailand PepsiCo helped set up a voluntary EPR program through the PRO for the collection and recycling of flexible packaging, which collected 1,000 metric tons of flexible film in 2023.

In the context of the negotiations for a UN Global Plastics Treaty, as members of the Business Coalition for a Global Plastics Treaty, PepsiCo has also been advocating for a legally binding treaty that includes a globally harmonized approach to designing for recyclability to help ensure packaging materials can get recycled.

As mentioned, significant change/advancement of countries' collection and recycling performance requires comprehensive solutions including collaborative transformations across infrastructure, governmental policy, and broad-based consumer engagement. We are taking steps to support these efforts on a variety of packaging including flexible films, including through voluntary investments in collaborative collection and recycling initiatives, generating demand signals as well as advocacy for policy solutions.

- In the U.S., PepsiCo is an active member of the Film and Flexibles Coalition[5] with The Recycling Partnership and several consumer-goods peers; this coalition is a collaborative cross-value chain initiative to support the development of recycling systems needed to ready the industry for pending regulatory requirements.

- To ready our business for a changing regulatory environment as well as signal demand for recycled content, we are partnering with strategic suppliers to invest in the recycling value chain as well as incorporate recycled content into our flexible films[6] – in all regions of the world.

- Recognizing that broader systemic changes in technology and infrastructure are necessary to facilitate the circularity of flexible film packaging, PepsiCo is also actively advocating for policy changes incentivizing circularity, for example via the Flexible Packaging Initiative in Europe[7] or for broad-based EPR systems via the EPR Leadership Forum[8] in the U.S. and other coalitions in many markets around the world.

Given the proposal's narrow focus on flexible films and PepsiCo's comprehensive long term packaging strategy, our Board of Directors believes this proposal is duplicative and not a valuable use of limited Company resources.

Packaging plays an essential role in safely delivering our products to customers and consumers while preserving freshness and quality. We design our packaging to balance several critical criteria, including the current regulatory/litigation landscape, food safety compliance, environmental sustainability, affordability, consumer preferences (including convenience), quality, and minimization of food waste. In 2023, flexible films made up only approximately 5% of our total packaging portfolio by weight.[9] Flexible films have been optimized to safely deliver certain snack products with a relatively low GHG and water footprint.

In contrast to the proposal's narrow focus on flexible film packaging, we are taking a holistic, multi-faceted approach to sustainable packaging, based on careful assessments of system capabilities, market opportunities, consumer preferences, and other factors. We outline our approach and substantial steps taken to advance our sustainable packaging agenda, including efforts on scaling business models that require little or no disposable packaging, in our ESG Summary available at *www.pepsico.com/docs/default-source/sustainability-and-esg-topics/2023-esg-summary/pepsico-2023-esg-summary.pdf* and on a dedicated section of our website at *www.pepsico.com/our-impact/esg-topics-a-z* ("Packaging" page).

Since 2019, we have reported annually on our progress against key metrics in these resources and through the Ellen MacArthur Foundation's New Plastic Economy Global Commitment available at *https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc/@/preview/1?o*. Additionally, we recognize and publicly disclose business risks relating to our packaging materials, such as potential changes in consumer demand due to concerns over the environmental impact of packaging materials, including in PepsiCo's 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

---

1. https://www.pepsico.co.uk/our-stories/story/walkers-baked-rolls-out-paper-multipack-bags/.

2. https://externalinnovation.pepsico.com/operating_model.html.

3. https://www.pepsico.com/our-stories/press-release/frito-lay-and-quaker-open-new-industry-leading-greenhouse-learning-center-to-fas04042023/.

4. PepsiCo has voluntarily signed onto six of the nine Golden Design Rules. PepsiCo has not signed onto the remaining rules due to lack of relevance or materiality to PepsiCo's portfolio, lack of clarity on reporting methodologies, or superseding regulatory/legislative requirements. All Golden Design Rules can be found here: https://www.theconsumergoodsforum.com/environmental-sustainability/plastic-waste/key-projects/packaging-design/.

5. https://recyclingpartnership.org/film-and-flexibles/.

6. https://www.pepsico.co.uk/our-stories/story/new-recycled-packaging-for-our-sunbites-range.

7. https://flexiblepackaginginitiative.eu/.

8. https://www.epr-leaders.org/.

9. https://www.pepsico.com/our-impact/esg-topics-a-z/packaging.

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of February 27, 2025, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the NEOs identified in the 2024 Summary Compensation Table on page 69 of this Proxy Statement, and by all current directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of February 27, 2025, our current directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[2]	Total
Segun Agbaje	700	10,449	11,149
Jennifer Bailey	1,000	4,025	5,025
James T. Caulfield	44,520	—	44,520
Cesar Conde	1,000	15,404	16,404
Ian Cook	3,569	41,583	45,152
Edith W. Cooper	1,075	5,913	6,988
Susan M. Diamond	1,000	4,025	5,025
Dina Dublon	2,455	43,025	45,480
Michelle Gass	1,000	9,283	10,283
Ramon L. Laguarta	372,584	—	372,584
Dave J. Lewis	1,265	7,252	8,517
David C. Page	1,000	18,344	19,344
Robert C. Pohlad[3]	1,069,659	17,598	1,087,257
Silviu Popovici	103,945	—	103,945
Rebecca Schmitt	954	—	954
Daniel Vasella	14,011	71,550	85,561
Darren Walker	1,000	14,153	15,153
Alberto Weisser	1,000	29,035	30,035
Steven Williams	92,803	—	92,803
All current directors and executive officers as a group (24 persons)	1,937,105	291,639	2,228,744

[1] The shares shown include the following shares that our current directors and executive officers have the right to acquire within 60 days after February 27, 2025: (1) through the exercise of vested stock options: Mr. Caulfield, 26,181, all directors and executive officers as a group, 40,552 shares; and (2) pursuant to other equity awards: Mr. Caulfield, 0 shares; Mr. Laguarta, 115,398 shares; Mr. Popovici, 25,914 shares; Ms. Schmitt, 0 shares; Mr. Williams, 28,344 and all directors and executive officers as a group, 245,048 shares. In addition, the amounts reported include Common Stock equivalent amounts attributed to the following executive officers based on their respective holdings in the PepsiCo Savings Plan: Mr. Caulfield, 411 shares; Mr. Williams, 414 shares; and all executive officers as a group, 825 shares.

[2] Reflects phantom units of our Common Stock held in the PepsiCo Director Deferral Program.

[3] The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	131,313,482[2]	9.6%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	111,846,376[3]	8.2%

[1] Based on the number of shares of Common Stock outstanding and entitled to vote at the 2025 Annual Meeting as of our record date, February 27, 2025.

[2] Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 13, 2024 regarding its holdings as of December 29, 2023. The Vanguard Group also reported that, as of December 29, 2023, it had sole voting power for 0 shares of our Common Stock, sole dispositive power for 125,189,385 shares of our Common Stock, shared voting power for 1,803,353 shares of our Common Stock and shared dispositive power for 6,124,097 shares of our Common Stock.

[3] Based solely on the Schedule 13G filed by BlackRock, Inc. with the SEC on January 25, 2024 regarding its holdings as of December 31, 2023. BlackRock, Inc. also reported that, as of December 31, 2023, it had sole voting power for 100,895,599 shares of our Common Stock, sole dispositive power for 111,846,376 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock as of the close of business on our record date, February 27, 2025, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,371,311,566 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote.

How do I vote?

Whether you are a shareholder of record (that is, if your shares are registered in your own name with our transfer agent) or a beneficial owner of shares held in street name (that is, if you hold your shares through a broker, bank or other holder of record), you can vote any one of four ways:

- **Via the Internet Prior to the Annual Meeting.** You may vote by visiting *www.proxyvote.com* and entering the 16-digit control number found in the Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"), proxy card or voting instruction form.

- **By Telephone.** You may vote by calling the toll-free number found in the proxy card or voting instruction form or provided on the website listed on the Notice of Internet Availability.

- **By Mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.

- **Via the Internet During the Annual Meeting.** Even if you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You may also vote during the Annual Meeting (up until the closing of the polls) by visiting *www.virtualshareholdermeeting.com/PEP2025*, entering the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form and following the instructions available on the website.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record.** The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.

- **Beneficial Owner of Shares Held in Street Name.** If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under stock exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proxy Item No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proxy Item No. 1 (election of directors), Proxy Item No. 3 (advisory approval of executive compensation), and Proxy Item Nos. 4-7 (shareholder proposals) are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, the Company believes your bank or broker may vote your shares with respect to Proxy Item No. 2, but not Proxy Item Nos. 1 or 3-7.

Can employees who participate in PepsiCo's Savings Plan vote?

Yes. If you are an employee who participates in the PepsiCo Savings Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan as of the close of business on February 27, 2025.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan. Voting instructions must be received no later than 11:59 p.m. Eastern Daylight Time on May 4, 2025, so that the trustee (who votes the shares on behalf of the participants of the PepsiCo Savings Plan) has adequate time to tabulate the voting instructions. The trustee will vote those shares you instruct. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan shares in the same proportion as the PepsiCo Savings Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

- Each director nominated pursuant to Proxy Item No. 1 must receive a vote "for" their election from a majority of the votes cast;
- For all other matters, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote on any matter.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet prior to or during the Annual Meeting or by telephone, or by completing, signing, dating and returning a new proxy card or voting instruction form with a later date. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. Your virtual attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again.

Who will count the votes?

We have retained representatives of Broadridge Investor Communication Solutions, Inc. as the inspectors of election to tabulate the votes and certify the vote results.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.

How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting?

Upon consideration of various factors, including the cost savings and efficiency gains related to annual meetings conducted solely by means of remote communications, the increased accessibility for shareholders and other stakeholders afforded by a virtual meeting as compared to a physical meeting, and the reduction of the annual meeting's carbon footprint that results from not having a physical meeting, we have planned for this year's Annual Meeting to be a virtual-only meeting. Shareholders will not be able to physically attend the Annual Meeting. To be admitted to the virtual 2025 Annual Meeting, you will need to log-in to *www.virtualshareholdermeeting.com/PEP2025* using the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. If you are a beneficial owner of shares, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. Guests without a control number may access the meeting, but will not have the option to vote shares or ask questions.

The Annual Meeting will begin promptly at 9:00 a.m. Eastern Daylight Time on May 7, 2025. Online access to the webcast will open at approximately 8:45 a.m. Eastern Daylight Time to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on *www.virtualshareholdermeeting.com/PEP2025*. A replay of the Annual Meeting webcast will be available on our website at *www.pepsico.com* in the Investors section after the Annual Meeting for at least 30 days.

Will I be able to ask questions and participate in the virtual Annual Meeting?

Shareholders of record and beneficial owners of shares will be able to participate in the Annual Meeting by asking questions and voting their shares as outlined above. This year's shareholders Q&A session will include questions submitted both during and in advance of the meeting. You may submit a question beginning approximately two weeks in advance of the meeting at *www.proxyvote.com* after logging in with the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. Questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at *www.virtualshareholdermeeting.com/PEP2025*. We will answer questions during the Annual Meeting that are pertinent to the Company as time permits. If we receive substantially similar written questions, we plan to group such questions together and provide a single response to avoid repetition and allow time for additional question topics. For appropriate questions that are not otherwise addressed during the 2025 Annual Meeting, we will publish our responses on our Investor Relations site after the meeting or communicate the relevant response directly to the submitting shareholder.

Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which shareholders can view during the meeting at the meeting website.

2025 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and
- our 2024 Annual Report.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice of Internet Availability in the mail instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 28, 2025, we sent a Notice of Internet Availability to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials by calling the toll-free number or emailing the address found on the Notice of Internet Availability. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help save natural resources and reduce the cost to print and distribute the proxy materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

> **PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will help reduce the environmental impact of our Annual Meeting. Since 2016, over 110,000 shareholders have signed up for electronic delivery.**

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy25*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices of Internet Availability to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*.

Where can I find the Annual Report?

The 2024 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at *www.sec.gov*, or on our website at *www.pepsico.com* under *"Investors" — "Financial Information"—"SEC Filings."*

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2026 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2026 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2026 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 28, 2025 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2026 Annual Meeting

The Board has implemented a proxy access provision in our By-Laws, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 29, 2025 and no later than the close of business on November 28, 2025, and the nomination must otherwise comply with our By-Laws. If, however, the 2026 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and no later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2026 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2026 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 7, 2026 and no later than the close of business on February 6, 2026. If, however, the 2026 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws, including the information required by Rule 14a-19 under the Exchange Act. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the 2026 Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Appendix A – Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts; unaudited)

Organic revenue performance, core division operating profit, core gross margin performance, core operating margin performance, core constant currency net income performance[1], core EPS performance, core constant currency EPS performance[2], free cash flow, and free cash flow excluding certain items are non-GAAP financial measures. We use non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our overall business performance and as a factor in determining compensation for certain employees. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Examples of items for which we may make adjustments include: amounts related to mark-to-market gains or losses (non-cash); charges related to restructuring plans; charges associated with acquisitions and divestitures; gains associated with divestitures; asset impairment charges (non-cash); product recall-related impact; pension and retiree medical-related amounts, including all settlement and curtailment gains and losses; charges or adjustments related to the enactment of new laws, rules or regulations, such as tax law changes; amounts related to the resolution of tax positions; tax benefits related to reorganizations of our operations; indirect tax expenses related to an international audit; debt redemptions, cash tender or exchange offers; and remeasurements of net monetary assets. Prior to the fourth quarter of 2021, certain immaterial pension and retiree medical-related settlement and curtailment gains and losses were not considered items affecting comparability. Pension and retiree medical-related service cost, interest cost, expected return on plan assets, and other net periodic pension costs continue to be reflected in our core results. See below for a description of adjustments to our GAAP financial measures included herein.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

Glossary

We use the following definitions when referring to our non-GAAP financial measures, which may not be the same as or comparable to similar measures presented by other companies:

Acquisitions and divestitures: mergers and acquisition activity, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees.

Constant currency: Financial results assuming constant foreign currency exchange rates used for translation based on the rates in effect for the comparable prior-year period. In order to compute our constant currency results, we multiply or divide, as appropriate, our current-year U.S. dollar results by the current-year average foreign exchange rates and then multiply or divide, as appropriate, those amounts by the prior-year average foreign exchange rates.

Core: Core results are non-GAAP financial measures which exclude certain items from our financial results. For further information regarding these excluded items, refer to "Items Affecting Comparability" in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Forms 10-K for the fiscal years ended December 28, 2024, December 30, 2023, December 31, 2022, December 25, 2021, December 26, 2020 and December 28, 2019. For the periods presented, core results exclude the following items:

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[1] Refers to core constant currency net income attributable to PepsiCo growth.

[2] For compensation performance measurement purposes, 2020 growth excludes the impact of COVID-19-related charges such as costs related to expanded benefits and frontline incentives, the provision of personal protective equipment and increased sanitation, allowances for expected credit losses, upfront payment reserves, and inventory write-downs. For further information regarding these 2020 COVID-19 charges, refer to pages 31-33 and 68 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 25, 2021.

Appendix A - Reconciliation of GAAP and Non-GAAP Information

- *Mark-to-market net impact:* Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

- *Restructuring and impairment charges:* Expenses related to the multi-year productivity plan publicly announced in 2019 (2019 Productivity Plan), which was expanded and extended through the end of 2030 to take advantage of additional opportunities within the initiatives of the plan.

- *Acquisition and divestiture-related charges:* Acquisition and divestiture-related charges primarily include fair value adjustments to the acquired inventory included in the acquisition-date balance sheets, transaction expenses, such as consulting, advisory and other professional fees, merger and integration charges and costs associated with divestitures. Merger and integration charges include liabilities to support socioeconomic programs in South Africa, gains associated with contingent consideration, employee-related costs, contract termination costs, closing costs and other integration costs. Divestiture-related charges reflect transaction expenses, including consulting, advisory and other professional fees.

- *Gain associated with the Juice Transaction:* In the first quarter of 2022, we sold our Tropicana, Naked and other select juice brands to PAI Partners for $3.5 billion in cash and a 39% noncontrolling interest in a newly formed joint venture, Tropicana Brands Group (TBG), operating across North America and Europe (Juice Transaction). We recognized a gain associated with the Juice Transaction in our PBNA and Europe divisions.

- *Impairment and other charges/credits:* We recognized Russia-Ukraine conflict charges, brand portfolio impairment charges and other impairment charges as described below.

  Russia-Ukraine conflict charges: In connection with the ongoing conflict in Ukraine, we recognized charges related to indefinite-lived intangible assets and property, plant and equipment impairment, allowance for expected credit losses, inventory write-downs and other costs in 2022. We also recognized adjustments to these charges in 2023.

  Brand portfolio impairment charges: We recognized intangible asset, investment and property, plant and equipment impairments and other charges as a result of management's decision to reposition or discontinue the sale/distribution of certain brands and to sell an investment. We also recognized adjustments to these charges in 2023.

  Other impairment charges: We recognized impairment charges taken as a result of our quantitative assessments of certain of our indefinite-lived intangible assets and related to our investment in TBG. In addition, we recorded allowance for expected credit losses related to outstanding receivables from TBG associated with the Juice Transaction.

- *Product recall-related impact:* We recognized product returns, inventory write-offs and customer and consumer-related costs in our QFNA division associated with a voluntary recall of certain bars and cereals.

- *Indirect tax impact:* We recognized additional expenses related to an indirect tax reserve in our Latin America division.

- *Pension and retiree medical-related impact:* Pension and retiree medical-related impact includes settlement charges due to lump sum distributions to retired or terminated employees and the purchase of a group annuity contract whereby a third-party insurance company assumed the obligation to pay and administer future benefit payments for certain retirees. The settlement charge was triggered when the aggregate of the cumulative lump sum distributions and the annuity contract premium exceeded the total annual service and interest costs. Pension and retiree medical-related impact also includes curtailment losses due to restructuring actions as part of our 2019 Productivity Plan, as well as curtailment gains.

- *Charge related to cash tender offers:* As a result of the cash tender offers for some of our long-term debt, we recorded a charge primarily representing the tender price paid over the carrying value of the tendered notes and loss on treasury rate locks used to mitigate the interest rate risk on the cash tender offers.

- *Tax benefit related to the IRS audit:* We recognized a non-cash tax benefit resulting from our agreement with the Internal Revenue Service (IRS) to settle one of the issues assessed in the 2014 through 2016 tax audit. The agreement covers tax years 2014 through 2019.

- Net tax related to the TCJ Act: During the fourth quarter of 2017, the Tax Cuts and Jobs Act (TCJ Act) was enacted in the United States. In periods subsequent to the enactment of the TCJ Act, we recognized adjustments to the mandatory transition tax liability associated therewith.

Division operating profit: The aggregation of the operating profit for each of our reportable segments, which excludes the impact of corporate unallocated expenses.

Organic revenue performance: A measure that adjusts for the impacts of foreign exchange translation, acquisitions and divestitures, and every five or six years, the impact of an additional week of results (53rd reporting week), including in our fourth quarter 2022 financial results. Adjusting for acquisitions and divestitures reflects mergers and acquisitions activity, including the impact in 2021 of an extra month of net revenue for our acquisitions of Pioneer Food Group Ltd. in our Africa, Middle East and South Asia division and Hangzhou Haomusi Food Co., Ltd in our Asia Pacific, Australia and New Zealand and China Region division as we aligned the reporting calendars of these acquisitions with those of our divisions, as well as divestitures and other structural changes, including changes in ownership or control in consolidated subsidiaries and nonconsolidated equity investees. We believe organic revenue performance provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior year.

Free cash flow and free cash flow excluding certain items: Net cash provided by operating activities less capital spending, plus sales of property, plant and equipment. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. Free cash flow is used by us primarily for acquisitions and financing activities, including debt repayments, dividends and share repurchases. Free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt service that are not deducted from the measure. Free cash flow excluding certain items (i.e., items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends — see Net Cash Provided by Operating Activities Reconciliation table below) is a compensation performance measure used by management. We believe investors should also consider these certain items in evaluating our free cash flow results.

For more information regarding these non-GAAP financial measures, including further information on the excluded items for the years ended 2024, 2023, 2022, 2021, 2020 and 2019, see pages 47-52 and 54 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 28, 2024, 46-51 and 53 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, pages 44-49 and 52 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, pages 43-48 and 51 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 25, 2021, pages 42-46 and 49 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2020 and pages 57-62 and 64 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 28, 2019, respectively.

PepsiCo Net Revenue Performance Reconciliation

	2022-2024 Three-year Growth Average[(a)]	Year Ended 12/28/2024	Year Ended 12/30/2023	Year Ended 12/31/2022
Reported net revenue performance, GAAP measure	5%	—%	6%	9%
Impact of:				
Foreign exchange translation		1.5	2	3
Acquisitions and divestitures		—	—	4
53rd reporting week		—	1	(1)
Organic revenue performance, non-GAAP measure[(b)]	9%	2%	9%	14%

(a) Average percentage is based on unrounded amounts.

(b) A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Note - Certain amounts above may not sum due to rounding.

Appendix A - Reconciliation of GAAP and Non-GAAP Information

PepsiCo Gross Margin Performance Reconciliation

	Year Ended 12/28/2024
Reported gross margin performance, GAAP measure	34 bps
Impact of:	
Mark-to-market net impact	(3)
Restructuring and impairment charges	13
Impairment and other charges	1
Product recall-related impact	4
Indirect tax impact	24
Core gross margin performance, non-GAAP measure[a]	72 bps

PepsiCo Operating Margin Performance Reconciliation

	Year Ended 12/28/2024
Reported operating margin performance, GAAP measure	93 bps
Impact of:	
Mark-to-market net impact	(7)
Restructuring and impairment charges	27
Acquisition and divestiture-related charges	(2)
Impairment and other charges	(57)
Product recall-related impact	5
Indirect tax impact	24
Core operating margin performance, non-GAAP measure[a]	83 bps

[a] A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Note - Certain amounts above may not sum due to rounding.

Diluted EPS Performance Reconciliation

	2023 - 2024 Compounded Growth Rate	2022-2024 Three-year Performance Average[b]	Year Ended				
			12/28/2024	12/30/2023	12/31/2022	12/25/2021	12/26/2020
Reported diluted EPS performance, GAAP measure	4%	8%	6%	2%	17%	7%	(2)%
Impact of:							
Mark-to-market net impact			—	—	0.5	1	—
Restructuring and impairment charges			1	—	2	—	(1)
Acquisition and divestiture-related charges			—	(0.5)	1	(3)	3
Gain associated with the Juice Transaction			—	30	(44)	—	—
Impairment and other charges			(2)	(21)	45	—	—
Product recall-related impact			—	1	—	—	—
Indirect tax impact			1	—	—	—	—
Pension and retiree medical-related impact			1	(2)	3.5	(2)	(1)
Charge related to cash tender offers			—	—	(10)	8	—
Tax benefit related to the IRS audit			—	3	(5)	—	—
Net tax related to the TCJ Act			—	(1)	(2)	2	—
Core diluted EPS performance, non-GAAP measure[a]			7%	12%	9%	13%	—%
Impact of foreign exchange translation			2	2	2	(1.5)	2
Core constant currency diluted EPS performance, non-GAAP measure[b]	12%	11%	9%	14%	11%	12%	2%
Impact of excluding COVID-19 charges							8
Core constant currency diluted EPS performance, excluding above item, non-GAAP measure[a]							10%

[a]   A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

[b]   Average percentage is based on unrounded amounts.

Note - Certain amounts above may not sum due to rounding.

Appendix A - Reconciliation of GAAP and Non-GAAP Information

Diluted EPS Reconciliation

| | Year Ended | | |
	12/28/2024	12/28/2019	Change
Reported diluted EPS, GAAP measure	$ 6.95	$ 5.20	34 %
Mark-to-market net impact	(0.01)	(0.06)	
Restructuring and impairment charges	0.41	0.21	
Acquisition and divestiture-related charges	0.01	0.03	
Impairment and other charges	0.38	—	
Product recall-related impact	0.10	—	
Indirect tax impact	0.16	—	
Pension and retiree medical-related impact	0.16	0.15	
Net tax related to the TCJ Act	—	(0.01)	
Core diluted EPS, non-GAAP measure[a]	$ 8.16	$ 5.53	48 %

Operating Profit Reconciliation

| | Year Ended 12/28/2024 | | | | | | | |
| | | Impact of Items Affecting Comparability | | | | | | |
	Reported, GAAP Measure	Mark-to-market net impact	Restructuring and impairment charges	Acquisition and divestiture-related charges	Impairment and other charges	Product recall-related impact	Indirect tax impact	Core, Non-GAAP Measure[a]
PepsiCo operating profit	$ 12,887	$ (25)	$ 698	$ 22	$ 714	$ 184	$ 218	$ 14,698
Corporate unallocated expenses	1,907	25	(101)	—	—	—	—	1,831
Division operating profit	14,794	—	597	22	714	184	218	16,529
Latin America	2,245	—	51	—	—	—	218	2,514
Europe	2,019	—	123	—	145	—	—	2,287
Africa, Middle East and South Asia	798	—	14	5	—	—	—	817
Asia Pacific, Australia and New Zealand and China Region	811	—	10	—	4	—	—	825
International divisions operating profit	$ 5,873	$ —	$ 198	$ 5	$ 149	$ —	$ 218	$ 6,443
% Division operating profit	40%							39%

[a] A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Net Cash Provided by Operating Activities Reconciliation

	Year Ended 12/28/2024
Net cash provided by operating activities, GAAP measure	$ 12,507
Capital spending	(5,318)
Sales of property, plant and equipment	342
Free cash flow, non-GAAP measure[a]	7,531
Discretionary pension and retiree medical contributions	161
Net cash tax benefit related to discretionary pension and retiree medical contributions	(38)
Payments related to product recall-related impact	148
Net cash tax benefit related to product recall-related impact	(35)
Payments related to restructuring charges	442
Net cash tax benefit related to restructuring charges	(100)
Tax payments related to the TCJ Act	579
Payments related to acquisition and divestiture-related charges	18
Net cash tax benefit related to acquisition and divestiture-related charges	(2)
Change in futures variation margin	(46)
Free cash flow excluding certain items, non-GAAP measure[a]	$ 8,658

Net Income Attributable to PepsiCo Performance Reconciliation

	Year Ended 12/28/2024
Net income attributable to PepsiCo performance, GAAP measure	5.5%
Impact of:	
Mark-to-market net impact	—
Restructuring and impairment charges	1
Acquisition and divestiture-related charges	—
Impairment and other charges	(2)
Product-recall related impact	—
Indirect tax impact	1
Pension and retiree medical-related impact	1
Core net income attributable to PepsiCo performance, non-GAAP measure[a]	7%
Impact of foreign exchange translation	2
Core constant currency net income attributable to PepsiCo performance, non-GAAP measure[a]	8%

Net Revenue Performance Reconciliation

	Year Ended 12/28/2024				
	FLNA	**QFNA**	**International**	**International Beverages**	**International Convenient Foods**
Reported net revenue performance, GAAP measure	(1)%	(14)%	2%	5%	1%
Impact of:					
Foreign exchange translation	—	—	4	5	3
Acquisitions and divestitures	—	—	—	—	—
Organic revenue performance, non-GAAP measure[a]	(0.5)%	(14)%	6%	10%	4%

[a]   A financial measure that is not in accordance with GAAP. See pages A-1 - A-3 for further discussion on non-GAAP measures.

Note - Certain amounts above may not sum due to rounding.



